1 Notice to ASX Mineral Resources and Ore Reserves updates: supporting information and Table 1 checklists 19 February 2026 Rio Tinto today announces changes in Mineral Resources and Ore Reserves to support its 2025 annual reporting, including: • Increased Proved and Probable Ore Reserves and decreased Mineral Resources at the Rio Tinto Copper (RTC) Oyu Tolgoi Oyut open pit deposit in Mongolia. • A significant conversion of Mineral Resources to Ore Reserves at the Rio Tinto Copper Kennecott Bingham Canyon open pit deposit in Utah, USA, resulting in a material reduction in reported Mineral Resources. • An increase in reported Mineral Resources and Ore Reserves at the Rio Tinto Copper Kennecott Bingham Canyon underground deposit in Utah, USA. • Increased Ore Reserves and improved confidence with an associated decrease in Mineral Resources at the Rio Tinto Aluminium (RTA) Pacific Operations Amrun deposit in Queensland, Australia. • Increased Mineral Resources and revised classification for the Ore Reserves at Rio Tinto Borates (RTB) Boron deposit. The changes in Mineral Resources and Ore Reserves are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 Edition (JORC Code) and the ASX Listing Rules. Supporting information relating to the changes of Mineral Resources and Ore Reserves is set out in this release and its appendices. Mineral Resources and Ore Reserves are quoted in this release on a 100 percent basis. Mineral Resources are reported in addition to Ore Reserves. The figures used to calculate Mineral Resources and Ore Reserves are often more precise than the rounded numbers shown in the tables, hence small differences may result if the calculations are repeated using the tabulated figures. These changes will be included in Rio Tinto’s 2025 Annual Report, to be released to the market on 19 February 2026 (London time), which will set out in full Rio Tinto’s Mineral Resources and Ore Reserves position as at 31 December 2025, and Rio Tinto’s interests. Rio Tinto Copper – Oyu Tolgoi Mineral Resources and Ore Reserves for the Oyu Tolgoi deposits are presented in Table A and Table B. Proved Ore Reserves have increased by 17 million tonnes (Mt) and Probable Ore Reserves have increased by 63 Mt, for an overall increase in Ore Reserves of 80 Mt (8%). Within the Oyut open pit Proven Ore Reserves have increased by 17 Mt (7%) and Probable Ore Reserves have increased by 61 Mt (17%), for an overall increase of 79 Mt (14%). There is no material change to Mineral Resources at the Property level. Within the Oyut open pit Measured and Indicated Mineral Resources have increased by 65 Mt (60%), while Inferred Mineral Resources have decreased by 125 Mt (39%) for an overall decrease of 60 Mt (14%). EXHIBIT 99.11

Notice to ASX 2 / 105 2 The material change in both Oyut open pit Ore Reserves and Mineral Resources is largely driven by the Oyut block model update and resulting conversion of Inferred Mineral Resources into Indicated Mineral Resources and subsequently Ore Reserves through increased drilling density and geological confidence, with mining production depletions being the other minor contributing factor. There has been no material change to other modifying factors, including mine design, governmental, tenure, environmental, cultural heritage or community factors and the methodology for determining Mineral Resources remains unchanged. Note the material variance is solely at the Oyut open pit level, and at Property level there no material change to Mineral Resources or Ore Reserves. Rio Tinto Copper – Kennecott Bingham Canyon open pit Mineral Resources and Ore Reserves for the Kennecott Bingham Canyon open pit deposit are presented in Table C and Table D. Measured and Indicated Mineral Resources tonnes have decreased by 63 Mt and Inferred Mineral Resources have increased by 7 Mt for an overall decrease of 56 Mt (74%) as a result of the conversion to Ore Reserves. Rio Tinto Copper – Kennecott Bingham Canyon underground Mineral Resources and Ore Reserves for the Kennecott Bingham Canyon underground deposit are presented in Table E and Table F. These Mineral Resources have increased by 32 Mt (122%) and Ore Reserves have increased by 4.0 Mt (85%). These updated Mineral Resources and Ore Reserves reflect increased confidence in the Mineral Resources due to the completion of orebody knowledge drilling, a lower cut-off grade that considers current mining costs, and ongoing experience mining the orebody. Rio Tinto Aluminium Pacific Operations – Amrun Mineral Resources and Ore Reserves for the RTA Pacific Operations, including the Amrun deposit, are presented in Table G and Table H. The updated Ore Reserves at Amrun reflects a material increase in Ore Reserves, and a material change in Ore Reserve classification. Proved Ore Reserves have increased by 258 Mt (55%), while Probable Ore Reserves have decreased by 161 Mt (31%), for a net increase of 123 Mt (13%), offset by 25 Mt depletion, to a total of 1,076 Mt. The increase in Ore Reserves has resulted from a routine review of economic assumptions over the life of the mine, and updated orebody knowledge. The change in Ore Reserves classification reflects a higher level of confidence in the modifying factors resulting from increased confidence in the underlying Mineral Resources due to updated orebody knowledge. There has been no material change to other modifying factors, including governmental, tenure, environmental, cultural heritage or community factors. Mineral Resources exclusive of Ore Reserves have decreased by 94 Mt (13%) at Amrun due to the conversion of Mineral Resources to Ore Reserves, updated orebody knowledge and increased resource confidence. Rio Tinto Borates – Boron Mineral Resources and Ore Reserves for the RTB Boron Operations are presented in Table I and Table J. Mineral Resources have increased by 9.3 Mt saleable boric oxide (B2O3), reflecting an increase in the level of studies to process mineralised stockpiles. This provides reasonable prospects for eventual economic extraction of the additional material. Total Ore Reserves (combined Proved and Probable) remain consistent with 2024, with mining depletion of 0.5 Mt B2O3 the only change. However, there has been a change in the classification methodology whereby a higher level of geotechnical study is now required for Proved Ore Reserves. Applying this change has converted 1.7 Mt B2O3 of Ore Reserves previously classified as Proved Ore Reserves to Probable Ore Reserves. There is no change to level of geotechnical information supporting the Ore Reserves, nor are there changes to any other modifying factors, including governmental, tenure, environmental, cultural heritage or community factors. The result of this change is that Proved Ore Reserves have decreased by 2.2 Mt B2O3 and Probable Ore Reserves have increased by 1.7 Mt B2O3.

Notice to ASX 3 / 105

Table A Rio Tinto Copper Oyu Tolgoi Mineral Resources as at 31 December 2025

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025					Total Measured and Indicated Mineral Resources as at 31 December 2025				
		Tonnage	Grade				Tonnage	Grade				Tonnage	Grade			
Copper		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Oyu Tolgoi (Mongolia)[2]																
- Heruga ETG	U/G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Heruga OT	U/G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Hugo Dummett North[3]	U/G	53	1.91	0.50	4.28	-	375	1.39	0.35	-	-	428	1.45	0.37	3.37	-
- Hugo Dummett North Extension	U/G	-	-	-	-	-	83	1.63	0.55	4.21	-	83	1.62	0.55	4.21	-
- Hugo Dummett South	U/G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Oyut Open Pit	O/P	23	0.41	0.28	1.01	-	150	0.32	0.26	1.07	-	173	0.33	0.27	1.06	-
- Oyut Underground	U/G	12	0.46	0.85	1.24	-	88	0.38	0.55	1.22	-	100	0.39	0.58	1.22	-
Total		**87**	**1.32**	**0.49**	**3.02**	**-**	**696**	**1.06**	**0.38**	**2.63**	**-**	**784**	**1.09**	**0.39**	**2.67**	**-**

	Inferred Mineral Resources as at 31 December 2025					**Total Mineral Resources as at 31 December 2025**					Rio Tinto interest	Total Mineral Resources as at 31 December 2024				
	Tonnage	Grade				**Tonnage**	**Grade**					Tonnage	Grade			
Copper	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	%	Mt	% Cu	g/t Au	g/t Ag	% Mo
Oyu Tolgoi (Mongolia)[2]																
- Heruga ETG	1,502	0.41	0.40	1.44	0.012	**1,502**	**0.41**	**0.40**	**1.44**	**0.012**	56.0	1,502	0.41	0.40	1.44	0.012
- Heruga OT	107	0.42	0.30	1.58	0.011	**107**	**0.42**	**0.30**	**1.58**	**0.011**	66.0	107	0.42	0.30	1.58	0.011
- Hugo Dummett North[3]	716	0.83	0.29	2.47	-	**1,143**	**1.06**	**0.32**	**2.81**	**-**	66.0	1,145	1.06	0.32	2.80	-
- Hugo Dummett North Extension	161	1.04	0.37	2.84	-	**244**	**1.24**	**0.43**	**3.31**	**-**	56.0	244	1.24	0.43	3.31	-
- Hugo Dummett South	731	0.83	0.07	1.87	-	**731**	**0.83**	**0.07**	**1.87**	**-**	66.0	731	0.83	0.07	1.87	-
- Oyut Open Pit	197	0.28	0.19	1.16	-	**370**	**0.30**	**0.23**	**1.11**	**-**	66.0	430	0.30	0.21	1.04	-
- Oyut Underground	117	0.42	0.40	1.15	-	**217**	**0.40**	**0.48**	**1.18**	**-**	66.0	203	0.40	0.49	1.23	-
Total	**3,530**	**0.60**	**0.29**	**1.78**	**0.005**	**4,314**	**0.69**	**0.31**	**1.94**	**0.004**		4,362	0.69	0.31	1.93	0.004

1. Likely mining method: O/P = open pit/surface.
2. Copper Mineral Resources are stated on a dry in situ weight basis.
3. The Hugo Dummett North Mineral Resources include approximately 1.3 million tonnes of stockpiled material at a grade of 0.35% copper, 0.11 g/t gold and 0.85 g/t silver.

3

Notice to ASX 4 / 105

Table B Rio Tinto Copper Oyu Tolgoi Ore Reserves as at 31 December 2025

	Type of mine[1]	Proved Ore Reserves as at 31 December 2025					Probable Ore Reserves as at 31 December 2025					**Total Ore Reserves as at 31 December 2025**				
		Tonnage	Grade				Tonnage	Grade				**Tonnage**	**Grade**			
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Oyu Tolgoi (Mongolia)																
- Hugo Dummett North[3]	U/G	-	-	-	-	-	374	1.56	0.30	3.20	-	**374**	**1.56**	**0.30**	**3.20**	**-**
- Hugo Dummett North Extension	U/G	-	-	-	-	-	36	1.68	0.59	3.96	-	**36**	**1.68**	**0.59**	**3.96**	**-**
- Oyut Open Pit	O/P	241	0.54	0.39	-	-	409	0.38	0.26	1.10	-	**650**	**0.44**	**0.31**	**1.15**	**-**
- Oyut stockpiles	S/P	-	-	-	-	-	76	0.32	0.13	0.94	-	**76**	**0.32**	**0.13**	**0.94**	**-**
Total		**241**	**0.54**	**0.39**	**-**	**-**	**895**	**0.92**	**0.28**	**2.08**	**-**	**1,136**	**0.84**	**0.30**	**1.90**	**-**

	Average mill recovery %				Rio Tinto interest	**Rio Tinto share recoverable metal**				Total Ore Reserves as at 31 December 2024				
										Tonnage	Grade			
Copper[2]	Cu	Au	Ag	Mo	%	**Mt Cu**	**Moz Au**	**Moz Ag**	**Mt Mo**	Mt	% Cu	g/t Au	g/t Ag	% Mo
Oyu Tolgoi (Mongolia)														
- Hugo Dummett North[3]	92	79	81	-	66.0	**3.57**	**1.88**	**20.44**	**-**	386	1.58	0.31	3.25	-
- Hugo Dummett North Extension	93	81	84	-	56.0	**0.31**	**0.31**	**2.13**	**-**	36	1.68	0.60	3.97	-
- Oyut Open Pit	76	67	55	-	66.0	**1.43**	**2.84**	**8.69**	**-**	571	0.46	0.32	1.22	-
- Oyut stockpiles	71	54	50	-	66.0	**0.11**	**0.12**	**0.77**	**-**	63	0.31	0.13	0.98	-
Total						**5.42**	**5.14**	**32.04**	**-**	1,056	0.90	0.31	2.04	-

1. Type of Mine: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2. Copper Ore Reserves are reported as dry mill feed tonnes.
3. The Hugo Dummett North Ore Reserves include approximately 1.9 million tonnes of stockpiled material at a grade of 0.48% copper, 0.14 g/t gold and 1.18 g/t silver.

4

Notice to ASX 5 / 105

Table C Rio Tinto Copper Kennecott Bingham Canyon open pit Mineral Resources as at 31 December 2025

	Likely mining method[(1)]	Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025					Total Measured and Indicated Mineral Resources as at 31 December 2025				
		Tonnage	Grade				Tonnage	Grade				Tonnage	Grade			
Copper[(2)]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US)																
- Bingham Open Pit [(3)]	O/P	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Inferred Mineral Resources as at 31 December 2025					**Total Mineral Resources as at 31 December 2025**					Rio Tinto interest	Total Mineral Resources as at 31 December 2024				
	Tonnage	Grade				**Tonnage**	**Grade**					**Tonnage**	**Grade**			
Copper[(2)]	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	%	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Kennecott (US)																
- Bingham Open Pit [(3)]	20	0.13	0.30	2.91	0.008	**20**	**0.13**	**0.30**	**2.91**	**0.008**	100.0	76	0.37	0.18	2.65	0.017

1. Likely mining method: O/P = open pit/surface.
2. Copper Mineral Resources are stated on a dry in situ weight basis.

Table D Rio Tinto Copper Kennecott Bingham Canyon open pit Ore Reserves as at 31 December 2025

	Type of mine[(1)]	Proved Ore Reserves as at 31 December 2025					Probable Ore Reserves as at 31 December 2025					**Total Ore Reserves as at 31 December 2025**				
		Tonnage	Grade				Tonnage	Grade				**Tonnage**	**Grade**			
Copper[(2)]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Kennecott (US)																
- Bingham Open Pit[(3)]	O/P	442	0.38	0.18	1.98	0.034	288	0.34	0.19	1.93	0.025	**730**	**0.36**	**0.18**	**1.96**	**0.030**

	Average mill recovery %				Rio Tinto interest	**Rio Tinto share recoverable metal**				Total Ore Reserves as at 31 December 2024				
										Tonnage	Grade			
Copper[(2)]	Cu	Au	Ag	Mo	%	**Mt Cu**	**Moz Au**	**Moz Ag**	**Mt Mo**	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US)														
- Bingham Open Pit[(3)]	88	68	71	65	100.0	**2.35**	**2.90**	**32.68**	**0.14**	777	0.36	0.18	1.97	3.34

1. Type of Mine: O/P = open pit/surface.
2. Copper Ore Reserves are reported as dry mill feed tonnes.
3. Bingham Canyon Open Pit Ore Reserve molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.

5

Notice to ASX 6 / 105

Table E Rio Tinto Copper Kennecott Bingham Canyon underground Mineral Resources as at 31 December 2025

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025					Total Measured and Indicated Mineral Resources as at 31 December 2025				
		Tonnage	Grade				Tonnage	Grade				Tonnage	Grade			
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US) – Underground Skarns																
- Lower Commercial Skarn	U/G	0.9	1.49	0.62	9.70	0.027	7.2	1.51	0.62	9.53	0.021	8.1	1.51	0.62	9.55	0.022
- North Rim Skarn	U/G	-	-	-	-	-	25	2.06	0.96	12.89	0.008	25	2.06	0.96	12.89	0.008
Total Underground Skarns		0.9	1.49	0.62	9.70	0.027	32	1.94	0.88	12.14	0.011	33	1.93	0.88	12.08	0.011

	Inferred Mineral Resources as at 31 December 2025					**Total Mineral Resources as at 31 December 2025**					Rio Tinto interest	Total Mineral Resources as at 31 December 2024				
	Tonnage	Grade				**Tonnage**	**Grade**					Tonnage	Grade			
Copper[2]	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	%	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US) – Underground Skarns																
- Lower Commercial Skarn	4.5	1.33	0.99	9.15	0.020	**13**	**1.45**	**0.75**	**9.41**	**0.021**	100.0	7.5	1.89	0.85	11.26	0.015
- North Rim Skarn	20	2.15	0.82	13.27	0.009	**45**	**2.10**	**0.90**	**13.05**	**0.008**	100.0	18	2.92	1.11	15.77	0.007
Total Underground Skarns	24	2.00	0.85	12.51	0.044	**58**	**1.96**	**0.87**	**12.26**	**0.011**		26	2.62	1.04	14.47	0.009

1. Likely mining method: U/G = underground.
2. Copper Mineral Resources are stated on a dry in situ weight basis.

Table F Rio Tinto Copper Kennecott Bingham Canyon underground Ore Reserves as at 31 December 2025

	Type of mine[1]	Proved Ore Reserves as at 31 December 2025					Probable Ore Reserves as at 31 December 2025					**Total Ore Reserves as at 31 December 2025**				
		Tonnage	Grade				Tonnage	Grade				**Tonnage**	**Grade**			
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Kennecott (US) – Underground Skarns																
- Lower Commercial Skarn	U/G	0.8	1.68	0.59	9.83	0.042	1.2	1.46	0.47	7.23	0.040	**2.0**	**1.54**	**0.52**	**8.25**	**0.040**
- North Rim Skarn	U/G	-	-	-	-	-	6.6	2.25	1.29	15.59	0.007	**6.6**	**2.25**	**1.29**	**15.59**	**0.007**
Total Underground Skarns		0.8	1.68	0.59	9.83	0.042	7.8	2.13	1.16	14.28	0.012	**8.6**	**2.08**	**1.11**	**13.86**	**0.014**

	Average mill recovery %				Rio Tinto interest	**Rio Tinto share recoverable metal**				Total Ore Reserves as at 31 December 2024				
										Tonnage	Grade			
Copper[2]	Cu	Au	Ag	Mo	%	**Mt Cu**	**Moz Au**	**Moz Ag**	**Mt Mo**	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US) – Underground Skarns														
- Lower Commercial Skarn	90	71	76	71	100.0	**0.03**	**0.02**	**0.40**	**0.000**	1.7	1.89	0.71	10.01	0.044
- North Rim Skarn	93	69	64	45	100.0	**0.14**	**0.19**	**2.13**	**0.001**	3.0	2.39	1.77	16.66	0.010
Total Underground Skarns						**0.17**	**0.21**	**2.54**	**0.001**	4.7	2.21	1.39	14.30	0.022

1. Type of Mine: U/G = underground.
2. Copper Ore Reserves are reported as dry mill feed tonnes.

6

Notice to ASX 7 / 105

Table G Rio Tinto Aluminium Pacific Operations Mineral Resources as at 31 December 2025

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025			Indicated Mineral Resources as at 31 December 2025			Total Measured and Indicated Mineral Resources as at 31 December 2025		
		Tonnage	Grade		Tonnage	Grade		Tonnage	Grade	
Bauxite		Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2
Rio Tinto Aluminium (Australia)										
- Amrun[2]	O/P	143	48.9	11.7	276	49.6	12.0	419	49.4	11.9
- East Weipa and Andoom[2]	O/P	32	48.0	9.0	-	-	-	32	48.0	9.0
- Gove[3]	O/P	9	47.6	8.8	0.1	49.0	7.6	9	47.6	8.8
- North of Weipa[3]	O/P	-	-	-	212	51.9	11.3	212	51.9	11.3
Total (Australia)		**183**	**48.7**	**11.1**	**488**	**50.6**	**11.7**	**671**	**50.1**	**11.5**

	Inferred Mineral Resources as at 31 December 2025			**Total Mineral Resources as at 31 December 2025**			Rio Tinto interest	Total Mineral Resources as at 31 December 2024		
	Tonnage	Grade		**Tonnage**	**Grade**			Tonnage	Grade	
Bauxite	Mt	% Al_2O_3	% SiO_2	**Mt**	**% Al_2O_3**	**% SiO_2**	%	Mt	% Al_2O_3	% SiO_2
Rio Tinto Aluminium (Australia)										
- Amrun[2]	234	51.4	12.4	**653**	**50.1**	**12.1**	100.0	747	50.1	12.0
- East Weipa and Andoom[2]	-	-	-	**32**	**48.0**	**9.0**	100.0	36	48.0	8.9
- Gove[3]	-	-	-	**9**	**47.6**	**8.8**	100.0	10	47.7	9.0
- North of Weipa[3]	1,179	51.8	11.3	**1,391**	**51.9**	**11.4**	100.0	1,451	51.9	11.4
Total (Australia)	**1,412**	**51.7**	**11.5**	**2,083**	**51.2**	**11.5**		2,244	51.3	11.6

1. Likely mining method: O/P = open pit/surface.
2. Bauxite Mineral Resources for Amrun and East Weipa and Andoom are stated as dry product tonnes and total alumina and silica grades.
3. Bauxite Mineral Resources for Gove and North of Weipa are stated as dry crude tonnes and total alumina and silica grades.

7

Notice to ASX 8 / 105 8 Table H Rio Tinto Aluminium Pacific Operations Ore Reserves as at 31 December 2025 Type of mine(1) Proved Ore Reserves Probable Ore Reserves Total Ore Reserves as at 31 December 2025 as at 31 December 2025 as at 31 December 2025 Tonnage Grade Tonnage Grade Tonnage Grade Bauxite(2) Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Rio Tinto Aluminium (Australia)(3) - Amrun O/P 724 54.1 9.0 351 54.5 9.4 1,076 54.2 9.1 - East Weipa and Andoom O/P 44 50.3 8.4 1 49.5 9.9 45 50.3 8.4 - Gove O/P 35 50.1 6.7 5 49.9 6.9 40 50.1 6.7 Total (Australia) 803 53.7 8.8 357 54.4 9.4 1,161 53.9 9.0 Rio Tinto interest Rio Tinto share recoverable mineral Total Ore Reserves as at 31 December 2024 Tonnage Grade Bauxite(2) % Mt Mt % Al2O3 % SiO2 Rio Tinto Aluminium (Australia)(3) - Amrun 100.0 1,076 978 54.4 9.0 - East Weipa and Andoom 100.0 45 56 50.5 8.1 - Gove 100.0 40 48 50.0 6.4 Total (Australia) 100.0 1,161 1,083 54.0 8.8 1. Type of Mine: O/P = open pit/surface. 2. Bauxite Ore Reserves are stated as recoverable Ore Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown. 3. Australian bauxite Ore Reserves are stated as dry tonnes and total alumina and silica grade.

Notice to ASX 9 / 105

Table I **Rio Tinto Borates Boron Mineral Resources as at 31 December 2025**

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025	Indicated Mineral Resources as at 31 December 2025	Total Measured and Indicated Mineral Resources as at 31 December 2025
		Tonnage	Tonnage	Tonnage
Borates		Mt	Mt	Mt
Boron (US)[2]	O/P	2.4	1.1	3.5

	Inferred Mineral Resources as at 31 December 2025	**Total Mineral Resources as at 31 December 2025**	Rio Tinto interest	Total Mineral Resources as at 31 December 2024
	Tonnage	**Tonnage**		Tonnage
Borates	Mt	**Mt**	%	Mt
Boron (US)[2]	5.8	**9.3**	100.0	-

1. Likely mining method: O/P = open pit/surface.
2. Boron Mineral Resources are reported as dry mineable B_2O_3 tonnes incorporating a mining recovery, rather than marketable product as in Ore Reserves.

Table J **Rio Tinto Borates Boron Operations Ore Reserves as at 31 December 2025**

	Type of mine[1]	Proved Ore Reserves as at 31 December 2025	Probable Ore Reserves as at 31 December 2025	**Total Ore Reserves as at 31 December 2025**
		Tonnage	Tonnage	**Tonnage**
Borates		Mt	Mt	**Mt**
Boron (US)[2]	O/P	5.0	7.0	**12.0**

	Rio Tinto interest	Rio Tinto share marketable product	Total Ore Reserves as at 31 December 2024
			Tonnage
Borates	%	Mt	Mt
Boron (US)[2]	100.0	12.0	12.6

1. Type of Mine: O/P = open pit/surface.
2. Ore Reserves of borates are expressed in terms of marketable product (B_2O_3) tonnes after all mining and processing losses. Mill recoveries are therefore not shown.

9

Notice to ASX 10 / 105

Rio Tinto Copper – Oyu Tolgoi Oyut open pit

The RTC Oyu Tolgoi property, which contains the Oyu Tolgoi project is located in the South Gobi region of Mongolia, approximately 645 kilometres (km) by road south of the capital, Ulaanbaatar (Figure 1). Mineral Resources and Ore Reserves are contained within four copper porphyry deposits across three adjacent leases Oyu Tolgoi, Shivee Togoi, and Javkhlant.

The increase in Ore Reserves classification reflects increased confidence in the underlying Oyut Mineral Resources as a result of updated orebody knowledge from the incorporation of an additional 78 km of drilling into a geological block model update. There has been no material change to other modifying factors, including governmental, tenure, environmental, cultural heritage or community. There was some offsetting Ore Reserves depletion in 2025 through normal production operations.

The decrease in Oyu Tolgoi Mineral Resources is driven by the same adoption of the updated Oyut block model with the conversion of Mineral Resources into Ore Reserves, due to an increase in orebody knowledge. The methodology of determining Mineral Resources has not changed. Table K and Table L summarise the changes to the Mineral Resources and Ore Reserves. As the 2025 non-production depletion variance is almost entirely driven by the Oyut block model update this release focuses on the Oyut open pit.

Oyu Tolgoi operations – Mongolia


N
45°N
42°N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Tavantolgoi
Dalanzadgad
Khanbogd
Oyu Tolgoi
MONGOLIA
CHINA
Bayan Ovoo
0
100
200 km
Vuyan
Baotou
105°E
110°E

Figure 1 Property location map – Oyu Tolgoi

10

Notice to ASX 11 / 105

Table K Changes to Oyu Tolgoi Oyut open pit Mineral Resources

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Total Mineral Resources		
	Mt	% Cu	g/t Au	Mt	% Cu	g/t Au	Mt	% Cu	g/t Au	Mt	% Cu	g/t Au
Mineral Resources at 31 Dec 2024	**18**	**0.42**	**0.31**	**90**	**0.34**	**0.28**	**322**	**0.29**	**0.19**	**430**	**0.30**	**0.21**
Additions	5	0.39	0.18	60	0.28	0.23	-	-	-	65	0.29	0.18
Depletions	-	-	-	-	-	-	126	0.30	0.18	126	0.30	0.18
Mineral Resources at 31 Dec 2025	**23**	**0.41**	**0.28**	**150**	**0.32**	**0.26**	**197**	**0.28**	**0.19**	**370**	**0.30**	**0.23**

Table L Changes to Oyu Tolgoi Oyut open pit Ore Reserves

	Proved Ore Reserves			Probable Ore Reserves			Total Ore Reserves		
	Mt	% Cu	g/t Au	Mt	% Cu	g/t Au	Mt	% Cu	g/t Au
Ore Reserves at 31 December 2024	**224**	**0.54**	**0.42**	**348**	**0.42**	**0.26**	**571**	**0.46**	**0.32**
Additions	44	0.49	0.26	78	0.21	0.28	123	0.31	0.27
Depletions - Production	27	0.46	0.43	17	0.38	0.25	44	0.43	0.36
Depletions - Other	-	-	-	-	-	-	-	-	-
Ore Reserves at 31 December 2025	**241**	**0.54**	**0.39**	**409**	**0.38**	**0.26**	**650**	**0.44**	**0.31**

Summary of information to support Mineral Resources reporting – Oyu Tolgoi Oyut open pit

Mineral Resources are supported by the information set out in Appendix 1 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code 2012. The following summary information is provided in accordance with rule 5.8 of the ASX Listing Rules.

Geology and geological interpretation

The Oyut deposit is formed of contiguous zones of mineralisation representing multiple mineralising centres, each with distinct styles of mineralisation, alteration, and host rock lithology. The boundaries between the individual mineralising centres coincide with major fault zones, and are considered different Oyut deposits (South, Southwest, Central, and Wedge deposits).

Over 80% of the known mineralisation at Oyut is hosted by massive to fragmental porphyritic basalt of the Upper Devonian Alagbayan Formation, with the remainder hosted by intra-mineral, Late Devonian quartz-monzodiorite intrusions, most prominently within the Central deposit. The quartz–monzodiorite intrusions form irregular plugs and dykes related to several distinct phases.

The Oyut deposits are characterised by an overall pipe-like geometry that has a vertical extent in excess of 700 m. The high grade core of the block is about 250 metres (m) diameter; the low grade shell extends for about 1,500 m x 2,700 m. While there are variations between the deposits, for the purposes of reporting, these zones are considered part of the overall Oyut deposit.

11

Notice to ASX 12 / 105 12 Central and Wedge deposits: strong, high sulphidation mineralisation and associated advanced argillic alteration, hosted by basaltic fragmental volcanic rocks and quartz monzodiorite, are characteristic of the Central and Wedge deposits. The mineralisation grades downward into chalcopyrite-gold mineralisation with associated biotite-chlorite alteration hosted within massive augite basalt. Central contains a supergene enrichment zone which overlies the high sulphidation assemblage and underlies a 20 to 60 m thick, hematitic limonite and goethite-rich leached cap. Southwest deposit: the basaltic fragmental volcanic and overlying strata have been removed by erosion, exposing deeper-level chalcopyrite–gold mineralisation with associated biotite–chlorite alteration, hosted within massive augite basalt. The Southwest deposit is capped by an oxidised zone that varies from 50 to 60 m thick. South deposit: mineralisation is chalcopyrite-bornite dominant with associated biotite–chlorite alteration, and is hosted within quartz monzodiorite, massive and fragmental basaltic volcanic rocks. Drilling techniques; sampling and sub-sampling techniques; and sample analysis method Diamond drill holes are the principal source of geological and grade data for the Oyut deposit. A small percentage of the drilling total comes from reverse circulation or combined reverse circulation/diamond drilling. Most of the reverse circulation holes were drilled in the early days of exploration at the Oyut deposits and more recently as sterilisation holes. Reverse circulation/ diamond holes, which have reverse circulation at the top of the hole and diamond core drilling in the bottom, are also a small percentage of the total number of holes. The Oyut Mineral Resource model contains 942 drill holes with a total length of 539,764 m consisting primarily of diamond core drilling (standard and triple tube), an increase of 286 drill holes since the previous model update. Within the mineralised zones, the drill hole spacing is 50 m to 75 m. The sampling procedure comprises collection of half core samples taken on continuous two metre intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. Assay laboratories and techniques have varied over time but most recently since 2023, sample preparation is processed at ALS laboratory in Ulaanbaatar and then sent to ALS laboratory in Perth, Australia for assaying. The SGS Mongolia laboratory is used as a secondary laboratory. Sample preparation protocols for all drill programs were appropriate for porphyry-style and high sulphidation deposits, consisting of drying, crushing, splitting, and pulverisation. Assays are stored in the Rio Tinto acQuire database. Original assay certificates are stored on Rio Tinto network servers. Estimation methodology The Mineral Resources estimation used as the basis of the 31 December 2025 Mineral Resources statement was completed by Oyu Tolgoi Resource Team in November 2024. Basic geostatistical analysis was used to help with domaining decisions for estimate. Most areas of the Oyut deposit are domained by structure, lithology and oxidation. Interpretation was undertaken using Leapfrog Geo while variography was performed in Snowden Supervisor and estimation was performed using Maptek Vulcan software. The block model used for resource estimation has parent block dimensions of 20 m x 20 m x 15 m and sub blocks down to 5 m x 5 m x 5 m to provide reasonable geological resolution while maintaining a workable number of blocks for computer processing. The grade (copper (Cu), gold (Au), silver (Ag) and molybdenum (Mo)), deleterious (arsenic (As), carbon (C), fluorine (F), iron (Fe) and sulphur (S)), heap leach (aluminium (Al), calcium (Ca), potassium (K), magnesium (Mg), sodium (Na) and titanium (Ti)) and market (bismuth (Bi), cadmium (Cd), lead (Pb), antimony (Sb) and thallium (Tl)) variable estimations are performed using ordinary kriging of composites. Geometallurgical and sulphide species estimates are performed using inverse distance estimates of composites. Prior to estimation the block model is sub-blocked by wireframe models of major faults and lithologies and flagged from wireframe

Notice to ASX 13 / 105 13 models the grade shells. These variables form a variety of soft, firm, and hard domain boundaries during estimation. A multiple pass search strategy is used to estimate grades utilising different sized search ellipses that include a specified number of samples and drill holes. Maximum extrapolation distance is slightly less than the maximum search radii due to the requirement to use at least two holes to estimate each block. Search ellipsoid orientations for the grade elements were standardised for each fault block, to ensure that variable correlations are maintained. These standardised search ellipsoids reflect the orientation of the geological units and/or observed mineralisation within each fault block A thorough validation of the estimates was conducted using internal and external resources. Internal validation included extensive visual checks comparing composites to blocks, as well as behaviour of grade estimates near firm estimation boundaries, checks for global bias of the block grade estimates, local bias checks using swath plots, and selectivity checks. Summary statistics, histograms, probability plots, and box plots were also generated. Reconciliation was conducted with the blast hole estimates. Overall, the validation indicates that the estimations are globally unbiased and no material bias issues present. The estimates also show good reconciliation with the blast hole samples. The external review reports no material findings. Subsequent to estimation, the block model is regularised to 20 m x 20 m x 15 m. This regularised (ultimate block model) is used for Mineral Resource reporting and mine planning. The block size was selected with consideration given to the expected mining selectivity in the open pit. Cut-off grades and modifying factors A standard approach is used to identify Mineral Resources volumes with reasonable prospects for eventual economic extraction (RPEEE). Ore Reserves are defined based on applied modifying factors (economic, metallurgical, geotechnical) to the geological block model. The remaining blocks within the Mineral Resource RPEEE open pit and underground spatial envelopes are then evaluated based on an economic copper equivalent (CuEq) cut-off grade (CuEq ≥ 0.25 in open pit and CuEq ≥ 0.46 in the underground) and Mineral Resources exclusive of Ore Reserve defined. The RPEEE envelope considers economic constraints and buffers for environmental, cultural heritage and infrastructure items. Criteria used for Mineral Resource classification The Mineral Resource classification relies on several attributes of the mineralisation including the low coefficient of variation of copper, and that the geometry of the mineralised host rocks is well informed by drill hole data, supported by substantial blast hole data and pit exposures supporting geological and grade continuity. Implementation of the classification is based on copper drill hole sample locations with average spacings as follows: 3 holes within 50 m (Measured Mineral Resources), 2 holes within 75 m (Indicated Mineral Resources) and one hole within 150 m (Inferred Mineral Resources). Summary of information to support the Ore Reserves reporting – Oyu Tolgoi Oyut open pit Ore Reserves are supported by the information set out in the Appendix 1 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code. The following summary information is provided in accordance with rule 5.9 of the ASX Listing Rules. Economic assumptions and study outcomes The Oyu Tolgoi Oyut open pit operation has been operating continuously for 13 years, and the Ore Reserves estimate, and life of mine plans are updated annually. This includes the reconciliation of operating parameters and review of input assumptions into the planning processes. All modifying factors are supported by studies at a prefeasibility level or better. The only exception is the future tailings storage facilities, which have a prefeasibility study scheduled for completion in 2026. Additional future tailings storage facilities are planned adjacent to the

Notice to ASX 14 / 105 14 current infrastructure on the Entree JV lease, and are expected to be constructed using the same methods as the existing facilities Rio Tinto applies a common process to the generation of commodity price assumptions across the group. This involves generation of long term price forecasts based on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends (this includes the bonus / penalty adjustments for quality). Exchange rates are also based on internal Rio Tinto modelling of expected future country exchange rates. Capital and operating cost estimates are sourced from internal Rio Tinto financial modelling and / or project capital estimates. Third party payments are reflective of the current agreements in place. Due to the commercial sensitivity of these assumptions, an explanation of the methodology used to determine these assumptions has been provided, rather than the actual figures. Mining method and assumptions The Oyut Ore Reserves are mined through hard rock open cut techniques, utilising conventional drill and blast and load and haul practices. Input assumptions for mine planning across the various planning horizons are taken from operational experience and have a high level of confidence. Several mining areas are active at any one time to enable blending and to mitigate against operational risk. Mining dilution and recovery are estimated through the regularised 20 m x 20 m x 15 m blocks of the resource block model. The Ore Reserves model does not include any additional tonnage or grade factors. The annual reconciliation of model performance against actual indicates that this approach is appropriate. Other than sustaining equipment replacements, mining infrastructure required to produce the Ore Reserves currently exists. Processing methods and assumptions Oyu Tolgoi employs a conventional crushing, milling, and flotation process, which is well understood and has proven effective for the orebody. Extensive metallurgical test work and actual plant performance confirm the ore’s suitability for this processing method and the metallurgical models underpinning the Ore Reserves. The concentrator was commissioned in 2013, with first concentrate produced from open pit feed in that year. Cut-off grades, estimation methodology and modifying factors The Net Smelter Return (NSR) value of a block serves as a proxy for the cut-off grade, enabling the ranking of mineralised parcels and their classification as ore or waste. The NSR value in a block takes into account the polymetallic payable grades in concentrate produced (copper, gold and silver) and all selling costs (penalties, TCRCs, freight) offset against the revenue won. The NSR block value is then tested against all costs (operating, sustaining capex) incurred by the block to mine and process the metal won to determine its economic viability as either ore or waste. Metallurgical models predicting metal recovery, product tonnage and grade parameters including deleterious elements have been developed through a combination of laboratory and analysis of actual plant performance. Geotechnical slope design criteria for use in ultimate pit designs were last updated in 2024, they are at a prefeasibility level of confidence. Inferred Mineral Resources are not included in the pit optimisation, mine planning or production scheduling that underpin the Ore Reserves statement. There has been no material change to other Ore Reserves modifying factors, such as governmental, tenure, environmental, cultural heritage, social or community. Appropriate agreements and approvals remain in place to enable continued operation.

Notice to ASX 15 / 105 15 Criteria used for Ore Reserves classification Given the level of confidence in the Ore Reserves modifying factors, material within the detailed ultimate pit design is converted to a Proved Ore Reserves if it has a Measured Mineral Resources classification and Probable Ore Reserves if it has an Indicated Mineral Resources classification. Inferred Mineral Resources are not considered in the estimation of Ore Reserves. Stockpile balances are classified as Probable Ore Reserves to reflect the marginal nature of some of the low grade material which carries some risk associated with assumptions around price, recovery and cost.

Notice to ASX 16 / 105 16 Rio Tinto Copper – Kennecott Bingham Canyon open pit The Kennecott Bingham Canyon open pit Mineral Resources and Ore Reserves are contained within the Bingham Canyon copper, gold, silver and molybdenum porphyry deposit and are mined by an open pit located 41 km southwest of Salt Lake City, Utah (Figure 2). Mining areas include the Slice 1 and Slice 2 mining cuts in the South Wall of the open pit and the future Apex mining cut in the North Wall. The Ore Reserves for the open pit mine are supported by the Cornerstone prefeasibility study (2010) and the Apex prefeasibility study (2022). A full Apex feasibility study is currently in progress and is expected to be completed in 2026. In 2022, approximately 61 Mt of mineralisation was added to the Mineral Resource. This material, known as “Ore Expansion”, became a possibility due a lower pit instability and an unweighting, known as “Revere Unload”. The Revere Unload required a shallowing of the Slice 2 wall resulting in an additional 151 Mt of waste and 49 Mt of Ore Reserves removed to improve Slice 1 wall stability. The Revere Unload stopped at the 5,340 elevation and left a large step out in the design; this step out became known as “Ore Expansion”. As the Revere Unload exposed this body of mineralisation but current designs and scheduled were not completed, the material was added to Mineral Resource. Since 2022, Kennecott has actively being mining through the Slice 1 wall which mines through the same geotechnical structures and material as Ore Expansion. This has given the geotechnical and mine planning team insight into best design practices to safely mine this wall. The geotechnical team has also developed a South Wall model with support of a 3rd party review team to analyse future wall performance. The learning from actively mining this area and finding a design that is stable in the geotechnical model gives confidence in a design and schedule that support shifting this material from Mineral Resources to Ore Reserves. This work represents an ongoing, iterative process, with learnings from active mining, monitoring, and modelling progressively incorporated into mine design and scheduling. Collectively, this provides increasing confidence that a stable and executable design can be developed to support the potential future conversion of Mineral Resources to Ore Reserves. Additional changes in the Ore Reserves model and depletion have resulted in an additional reduction of 14% of Ore Reserves. Changes to Mineral Resources and Ore Reserves are shown in Table M and Table N.

Notice to ASX 17 / 105


Kennecott operations - US
112°10'W
112°W
111°50'W
112°40'W
40°45'N
40°40'N
40°35'N
Salt Lake City
Refinery
Garfield Smelter
Copperton Concentrator
Bingham Canyon Mine
Legend
Airport
Mine
Other locations of interest
Road
0
10 km

Figure 2 Property location map – Kennecott Bingham Canyon

Table M Changes to Bingham Canyon open pit Mineral Resources

	Measured Mineral Resources					Indicated Mineral Resources				
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Mineral Resources at 31 Dec 2024	40	0.45	0.15	2.44	0.022	23	0.34	0.20	2.75	0.015
Additions	-	-	-	-	-	-	-	-	-	-
Depletions	40	0.45	0.15	2.44	0.022	23	0.34	0.20	2.75	0.015
Mineral Resources at 31 Dec 2025	-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

	Inferred Mineral Resources					Total Mineral Resources				
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Mineral Resources at 31 Dec 2024	13	0.19	0.28	3.15	0.006	76	0.37	0.19	2.65	0.017
Additions	7	0.01	0.35	2.44	0.011	7	0.01	0.35	2.44	0.011
Depletions	-	-	-	-	-	63	0.41	0.17	2.55	0.019
Mineral Resources at 31 Dec 2025	**20**	**0.13**	**0.30**	**2.91**	**0.008**	**20**	**0.13**	**0.30**	**2.91**	**0.008**

17

Notice to ASX 18 / 105

Table N Changes to Bingham Canyon open pit Ore Reserves

	Proven Ore Reserves					Probable Ore Reserves				
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Ore Reserves at 31 December 2024	454	0.37	0.18	1.97	0.038	323	0.36	0.18	1.98	0.028
Additions	40	0.45	0.15	2.44	0.022	23	0.34	0.20	2.75	0.015
Depletions - Production	26	0.29	0.15	1.79	0.033	9	0.37	0.14	1.71	0.035
Depletions - Other	26	0.45	0.11	2.72	0.099	49	0.43	0.16	2.67	0.040
Ore Reserves at 31 December 2025	442	**0.38**	**0.18**	**1.98**	**0.034**	**288**	**0.34**	**0.19**	**1.93**	**0.025**

	Total Ore Reserves					Average mill recovery %				Product			
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Cu	Au	Ag	Mo	Mt Cu	Moz Au	Moz Ag	Mt Mo
Ore Reserves at 31 December 2024	777	0.36	0.18	1.97	0.034	89	68	71	63	2.50	3.06	35.19	0.17
Additions	63	0.41	0.17	2.55	0.019	88	68	71	66	0.23	0.23	3.65	0.01
Depletions – Production	35	0.31	0.15	1.77	0.034	85	70	66	72	0.09	0.12	1.33	0.01
Depletions – Other	74	0.42	0.14	2.69	0.061	91	67	75	51	0.28	0.23	4.83	0.02
Ore Reserves at 31 December 2025	**730**	0.36	**0.18**	**1.96**	**0.030**	88	69	71	65	2.35	2.94	32.68	0.14

Summary of information to support Mineral Resources reporting – Kennecott Bingham Canyon open pit

Mineral Resources are supported by the information set out in Appendix 2 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code 2012. The following summary information is provided in accordance with rule 5.8 of the ASX Listing Rules.

Geology and geological interpretation

The Bingham Canyon deposit is located in the Bingham mining district southwest of Salt Lake City, Utah. The Bingham Canyon deposit is a classic porphyry copper deposit containing economic grades of copper, molybdenum, gold, and silver. Peripheral copper-gold skarns, lead-zinc fissures, and disseminated gold deposits are also associated with this porphyry system.

The Bingham Canyon deposit primarily consists of three nested porphyry dyke bodies intruded into an earlier equigranular granitic intrusion. The latter hosts the bulk of mineralisation. The igneous bodies were emplaced into a sedimentary sequence consisting of predominantly quartzites with several thick limestone units in the lower portion of the sequence and thin silty limestones throughout the quartzite sequence.

Drilling techniques; sampling and sub-sampling techniques; and sample analysis method

The Bingham Canyon deposit is defined by 181 churn drill holes from 1910 to 1953 and 1,547 diamond core drill holes drilled from 1945 to the present comprising a total of 759,755 m of drilling.

All diamond core holes since nearly the inception of core drilling (D009) have been logged in detail for lithology, structure, alteration and mineralisation. In 1980, geotechnical characterisation data was systematically collected. Since 1988, all core logging was standardised to a scale of 1:50. In 2005, geological and geotechnical logging began being captured electronically and/or on paper. Since December 2016 all information has been captured electronically.

18

Notice to ASX 19 / 105 19 Assays have been carried out on half core and split churn samples. Sample lengths vary from 0.3 m to 3.6 m, with 3 m being the most common. Assay techniques have varied over time but most recently use a combination of full acid digest with AES/MS finish and fire assay for gold and silver. Diamond core assayed prior to 1990 was assayed by RTK’s internal laboratories. After 1990 all assays were completed by external laboratories with documented internal and external quality assurance and quality control (QA/QC) procedures maintained to present. Assays and their origin laboratory results are stored in the Rio Tinto acQuire database. Original assay certificates are stored on Rio Tinto network servers. Estimation methodology The Mineral Resources estimation used as the basis of the 31 December 2025 Mineral Resources statement was completed by Rio Tinto in 2025. Estimation has been carried out by ordinary kriging for all economic (copper, gold, molybdenum and silver) and secondary (arsenic, bismuth, lead, rhenium (Re) and sulphur) elements. Density assignments are based on rock type and alteration domains. Grades were estimated into parent blocks using Maptek Vulcan software. The block size is 15 m x 15 m x 15 m (50 foot (ft) cube) with an average spacing of 91 m between drill holes. The major domains for estimation are lithology, mineralisation style (porphyry style mineralisation, sedimentary sequence and syn/late mineralisation dykes), grade zones, and kriging spatial domains (limb zones). The lithology and grade zone models were updated with the latest drill hole information. Assay samples are composited to 8 m lengths for each of the four economic metals and to 15 m for the secondary elements, broken on lithology.  Locally varying anisotropy is applied following the orientation of the porphyry mineralisation. Multiple estimation passes are used with varying search distances, composite, and domains selections. The estimation search volumes dimensions were based on multiples of the drilling spacing for the first pass. Estimate validations for all variables include visual checks, global statistics by domain, swath plots for local statistics, change of support analyses, and statistical consideration of estimation passes. Validations indicate good agreement between composite, nearest neighbour estimate, and ordinary kriged grades, and good control of the estimates within and across estimation domains. Cut-off grades and modifying factors Reasonable prospects for eventual economic extraction have been assessed through: • Open pit mining phase designs. • Optimised life of mine production scheduling using variable economic margin cut-off grades based on performance of historical metallurgical ore types. • Operating cost projections and cash flow analysis including estimates for development and sustaining capital. Criteria used for Mineral Resource classification Mineral Resources classification is determined by drill hole spacing. The average distance from the three nearest composites to each block is used to calculate the average drill hole spacing. Each block is classified as Measured, Indicated or Inferred Mineral Resources according to the following average drill hole spacings: • Measured – average spacing less than 91 m between drill holes.

Notice to ASX 20 / 105 20 • Indicated – average spacing between 91 m and 182 m. • Inferred – average spacing greater than 182 m between drill holes. Finally, a categorical smoothing of the resource classification is performed to account for isolated blocks of a given category surrounded by different categories. Summary of information to support the Ore Reserves reporting – Kennecott Bingham Canyon open pit Ore Reserves are supported by the information set out in the Appendix 2 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code. The following summary information is provided in accordance with rule 5.9 of the ASX Listing Rules. Economic assumptions and study outcomes The Ore Reserves consist of the Slice 1, Slice 2 and Apex pushbacks of the Bingham Canyon deposit and are based on the Mineral Resources model for the deposit along with Cornerstone and Slice 2 feasibility studies updated with the latest mine plans for Slice 1 and 2, as well as the Apex prefeasibility study. A feasibility study for Apex is expected to be completed in 2026. Ore Reserves and mining production schedules and were developed using COMET strategic planning software. Mine plan assumptions were based on historically demonstrated performance at RTK along with forward looking maintenance projections. Mine designs were reviewed by RTK geotechnical staff and an external to Rio Tinto group of technical experts (Mine Technical Review Team (MTRT)). Rio Tinto applies a common process to the generation of commodity price assumptions across the group. This involves generation of long term price forecasts based on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends (this includes the bonus / penalty adjustments for quality). Exchange rates are also based on internal Rio Tinto modelling of expected future country exchange rates. Capital and operating cost estimates are sourced from internal Rio Tinto financial modelling and / or project capital estimates. Third party payments are reflective of the current agreements in place. Due to the commercial sensitivity of these assumptions, an explanation of the methodology used to determine these assumptions has been provided, rather than the actual figures. The study indicates that open pit Ore Reserves are net present value (NPV) positive under a number of sensitivities. Mining method and assumptions The Bingham Canyon Ore Reserves continue to be exploited by open pit mining methods using conventional diesel/electric haul trucks and electric or hydraulic mining shovels. The Apex pushback is a brownfields mine life extension which will utilise the existing infrastructure of RTK. It is projected that heavy mobile equipment (HME) will be retired and replacements purchased to maintain current fleet capacities. The Apex feasibility study includes cost for equipment maintenance and replacement. Due to the nature of the Bingham Canyon deposit, which exhibits predominantly smooth, gradational trends in mineralisation, dilution and mining losses are generally not significant. The boundary between ore and waste is typically gradational, resulting in a transition in material value. Based on this, no dilution factors have been applied in the estimation. Geotechnical analysis and mine design optimization at Bingham Canyon have continued through 2025 to support slope performance improvements, the Apex feasibility study, and long term risk management. Updated

Notice to ASX 21 / 105 21 geotechnical, geological, and hydrological models, along with structured Design Acceptance Criteria, underpin slope stability assessments, supported by annual predictive evaluations. External and internal technical review teams provide assurance through audits and in-flight reviews. Processing methods and assumptions All milling is done by the Copperton Concentrator’s four grinding lines consisting of three 10.4 m and one 11 m SAG mill each feeding two ball mills. Flotation is comprised of a bulk circuit having rougher, scavenger and cleaner lines feeding the Moly Plant where molybdenum disulphide concentrate is produced and bagged for toll roasting. A 25% copper concentrate is pumped 28 km to the Smelter where it is filtered and stockpiled. The concentrate is smelted in a Flash Smelting Furnace (FSF) and then converted in a Flash Converting Furnace (FCF) operating in a single-line configuration separated by an intermediate matte stockpile. Two parallel furnaces further refine the copper and cast anodes which are railed to the Refinery. Smelter slag is milled and processed to recover metals. The Smelter converts 99.9% of the sulphur emitted from processing the copper concentrate feed into sulphuric acid which is also sold. Heat from the furnaces and the acid plant is used to co-generate about 60% of the Smelter's electric power needs. At the Refinery, the anodes are interleaved with stainless steel cathode blanks in tank cells of acidic copper sulphate solution. Electric current is applied for about 20 days to dissolve the anodes and deposit 99.99% pure copper which is stripped from the reusable cathode and sold. Precious metals and impurities from the cathodes settle to the bottom of the cells. Gold and silver are recovered from the slimes by process of autoclaving, filtering, hydrochloric leaching and solvent extraction and cast into bars by an induction furnace. Cut-off grades, estimation methodology and modifying factors The Ore Reserves cut-off is based on a Waste/Ore Ranking (WOR) calculation which considers pricing, recoveries and costs. The cut-off value was determined based on an iterative approach to determine the optimum value to the deposit. RTK mine production plans are developed with the objective of maximizing NPV based on the optimization of WOR cut-off grade and production scheduling decisions. The simultaneous optimization of these two parameters is accomplished through a production scheduling program called COMET, which uses Visual Basic linear programming in Microsoft Excel. An enterprise model capturing the material movements, plant capacity constraints, costs, and revenues from the mine through sales is used to project the cash flows and evaluate a multitude of options, while honouring limits on mining and processing constraints, with the program’s algorithm ultimately leading to convergence on a solution providing the maximum NPV. COMET dynamically recalculates WOR of the binned material based on forecasted period’s cost and revenue to determine the highest value material to send to the mill as part of the optimization of the integrated mining and processing policy. There are no material impacts from other Ore Reserves modifying factors, such as: governmental, tenure, environmental, cultural heritage, social or community. Appropriate agreements and approvals are in place to enable operation of the assets. Criteria used for Ore Reserves classification The following summarises the conversion of Mineral Resources classification to Ore Reserves classification within the Ore Reserves ultimate pit: • Measured Mineral Resources are classified as Proved Ore Reserves. • Indicated Mineral Resources are classified as Probable Ore Reserves. Inferred Resources are not considered in the reporting of Ore Reserves.

Notice to ASX 22 / 105

Rio Tinto Copper – Kennecott Bingham Canyon underground

The Kennecott Bingham Canyon underground Mineral Resources and Ore Reserves are contained within the Bingham Canyon mining district, approximately 41 km southwest of Salt Lake City, Utah (Figure 2). These resources are mined using a sub-level, long hole open stoping method. Mining areas include the North Rim (NRS) and Lower Commercial (LCS) skarns.

This declaration of updated Mineral Resources and Ore Reserves follows completion of orebody knowledge drilling in the NRS and LCS deposits and updated economic models. Changes to Mineral Resources and Ore Reserves are shown in Table O and Table P.

Table O Changes to Bingham Canyon underground Mineral Resources

	Measured Mineral Resources					Indicated Mineral Resources				
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Mineral Resources at 31 Dec 2024	0.15	2.52	1.29	10.41	0.056	12	2.75	1.17	15.17	0.010
Additions	0.92	1.34	0.51	9.43	0.027	25	1.66	0.75	11.43	0.011
Depletions	0.20	1.57	0.62	8.95	0.047	4.5	2.51	0.93	16.20	0.011
Mineral Resources at 31 Dec 2025	0.87	**1.49**	**0.62**	**9.70**	**0.027**	**32**	**1.94**	**0.88**	**12.14**	**0.011**

	Inferred Mineral Resources					Total Mineral Resources				
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Mineral Resources at 31 Dec 2024	14	2.51	0.91	13.92	0.008	26	2.62	1.04	14.47	0.009
Additions	11	1.32	0.78	10.66	0.015	36	1.55	0.75	11.15	0.013
Depletions	0.01	2.43	0.63	7.61	0.042	5	2.47	0.91	15.88	0.013
Mineral Resources at 31 Dec 2025	**25**	**2.00**	**0.85**	**12.51**	**0.011**	**58**	**1.96**	**0.87**	**12.26**	**0.011**

Table P Changes to Bingham Canyon underground Ore Reserves

	Proven Ore Reserves					Probable Ore Reserves				
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Ore Reserves at 31 December 2024	-	-	-	-	-	4.7	2.21	1.40	14.30	0.022
Additions	0.80	1.68	0.60	9.83	0.042	4.4	2.53	0.93	16.33	0.011
Depletions - Production	-	-	-	-	-	0.01	2.29	1.01	13.14	0.031
Depletions - Other	-	-	-	-	-	1.2	3.99	1.26	14.28	0.012
Ore Reserves at 31 December 2025	0.80	**1.68**	**0.59**	**9.83**	**0.042**	7.8	**2.13**	**1.16**	**14.28**	**0.012**

	Total Ore Reserves					Average mill recovery %				Product			
	Mt	% Cu	g/t Au	g/t Ag	% Mo	Cu	Au	Ag	Mo	Mt Cu	Moz Au	Moz Ag	Mt Mo
Ore Reserves at 31 December 2024	4.7	2.21	1.40	14.30	0.022	92	69	67	64	0.09	0.14	1.44	0.001
Additions	5.2	2.40	0.88	15.34	0.016	93	69	66	61	0.002	0.003	0.04	0.000
Depletions – Production	0.11	2.29	1.01	13.13	0.031	91	69	73	70	0.002	0.003	0.04	0.000
Depletions – Other	1.2	3.99	1.26	22.36	0.048	92	70	69	63	0.04	0.03	0.57	0.000
Ore Reserves at 31 December 2025	**8.6**	2.08	**1.11**	**13.86**	**0.014**	**92**	**69**	**66**	**62**	**0.17**	**0.21**	**2.54**	**0.001**

22

Notice to ASX 23 / 105 23 Summary of information to support Mineral Resources reporting – Kennecott Bingham Canyon underground Mineral Resources are supported by the information set out in Appendix 3 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code 2012. The following summary information is provided in accordance with rule 5.8 of the ASX Listing Rules. Geology and geological interpretation The NRS and LCS deposits are located in the Bingham mining district southwest of Salt Lake City, Utah (Figure 2). The Bingham mining district is dominated by the Bingham Canyon copper-molybdenum-gold porphyry system, which consists of the Eocene monzonite-quartz monzonite Bingham Stock and deformed siliciclastic and carbonate country rock of the Paleozoic Bingham Mine Formation. The underground skarn deposits are hosted in mineralised skarn of the Lower Jordan Limestone (LJLS) and Lower Commercial Limestone (LCLS) units of the Lower Bingham Mine Formation. These units are proximal to the Bingham Canyon porphyry system and have been altered to copper-gold hosting calc-silicate skarn through prograde metasomatism with localized retrograde massive sulphide and clay. These units have been variably folded and faulted prior to mineralisation, resulting in fold thickening and repetition of the units across faults. Drilling techniques; sampling and sub-sampling techniques; and sample analysis method Drilling in the NRS and LCS regions spans several decades and multiple drilling programs totalling 428 diamond drill holes collared from surface and underground between 1958 and 2025. As a collective whole, the drill hole dataset establishes comprehensive controls on the extents, geometry, geologic structure, mineralogy, and metal mineralisation for the NRS and LCS. Underground orebody knowledge since 2012 consists of 158 underground diamond drill core holes utilising comprehensive geoscientific core logging, select downhole acoustic borehole imaging, geo-mechanical testing, hydrogeologic measurement, and geochemical assay to inform geological interpretation, geotechnical characterisation, and resource estimation. This diamond drilling infills existing drilling and targets the upper and middle elevations, and lateral extents of the underground skarns Mineral Resources area. Nominal drill hole spacing within the initial mining area of the NRS deposit is less than 60 m (Indicated), while the majority of the LCS mining area is drilled to 50 m (indicated). Drill hole spacing varies with depth, with 56% of the entire underground skarns Mineral Resource drilled to less than 60 m (Indicated Mineral Resources), with the remainder at a nominal spacing of 91 m (Inferred Mineral Resources). Ongoing drilling is planned to infill and upgrade the initial mining area as well as the lower regions of the deposit. Diamond core is sampled on 3 m intervals for assay by default, unless notable geological character defines a smaller or slightly larger interval. Typical sample intervals for the 2025 resource model averaged 2.5 m. The 2025 resource model utilised approximately 40,000 assays with approximately 1 km of core assayed. Assays have been carried out on half core samples. Assay techniques have varied over time but most recently use a combination of full acid digest with AES/MS finish and fire assay for gold and silver. Diamond core assayed prior to 1989 were assayed by Kennecott’s internal laboratories, following this all assays were completed by outside laboratories with documented internal and external QA/QC procedures maintained to present. Assays and their origin laboratory are stored in the Rio Tinto acQuire database. Original assay certificates are stored on Rio Tinto network servers. Estimation methodology The Mineral Resources estimation used as the basis of the 31 December 2025 Mineral Resources statement was completed by Rio Tinto in 2025.

Notice to ASX 24 / 105 24 Samples are composited at 3 m intervals, breaking on lithological boundaries. The block model designed for grade interpolation has block dimensions of 7.6 m x 7.6 m x 7.6 m, with subcells down to 1.5 m to reflect the granularity and precision of the wireframe geologic model. Subcells are regularized up to the primary 7.6 m x 7.6 m x 7.6 m block for Mineral Resources and Ore Reserves reporting. Detailed exploratory data analyses are completed for all estimated variables. Estimation domains are controlled by grade shells (high, low, waste) within lithology wireframes, with statistics indicating good stationarity for silver, gold, copper and molybdenum. Contact plots indicate a mix of hard and soft boundary conditions. Variography is completed for all domains by estimation variable. All domains utilise locally varying anisotropy to honour the observed greatest continuity parallel to the modelled geology. Correlograms utilise a spherical model with a nugget and three structures. Ordinary kriging is used to estimate silver, gold, copper, and molybdenum, with sulphur co-kriged with copper. Density is estimated using inverse distance squared methods within detailed lithological wireframe domains. Estimation is performed by nested searches (four progressively larger ellipses tied to percentages of each domain’s variogram sill) for all variables. Estimate validations for all variables include visual checks, global statistics by domain, swath plots for local statistics, change of support analyses, and statistical consideration of estimation passes. Validations indicate good agreement between composite, nearest neighbour estimate, and ordinary kriged grades, and good control of the estimates within and across estimation domains. 90% of Indicated Mineral Resource blocks are estimated in the first estimation pass. Cut-off grades and modifying factors Cut-off grade for Mineral Resources is determined on a NSR basis for total contained metal and recoveries through the Kennecott concentrator, smelter, and refinery, with associated processing and handling costs. Consideration of reasonable prospects for eventual economic extraction aims to define reasonably contiguous regions of economic value given the project’s general mining and economic assumptions. Prospective extractability is defined in three steps: 1. Break-even stopes are generated iteratively using variations in level origins, with the results merged into a single volume. 2. Any isolated volumes or stopes otherwise deemed unreasonable are manually removed. 3. The region is manually wireframed for additional smoothing. The resulting volume represents a contiguous region where all material above a break-even cut-off is considered to have reasonable prospects for eventual economic extraction. Criteria used for Mineral Resource classification The LCS and NRS areas are classified by drill hole spacing, with consideration of the continuity and predictability of the fundamental geological controls on the mineralisation, and with consideration of reasonable prospects for eventual economic extraction given general mining assumptions and a drill hole spacing study using established industry practices. Nominal drill hole spacing by category is as follows: • Measured – average spacing less than 20 m between drill holes. • Indicated - average spacing less than 61 m between drill holes. • Inferred - average spacing less than 91 m between drill holes (defined by variogram range).

Notice to ASX 25 / 105 25 In addition: • Areas of high geological uncertainty are manually excluded from the Mineral Resource. • Early generation drill holes (pre-1980) are excluded from the spacing calculation. • Manual wireframing is used to define contiguous areas and exclude isolated blocks. Summary of information to support the Ore Reserves reporting – Kennecott Bingham Canyon underground Ore Reserves are supported by the information set out in the Appendix 3 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code. The following summary information is provided in accordance with rule 5.9 of the ASX Listing Rules. Economic assumptions and study outcomes The Ore Reserve estimate for the LCS and NRS is based on the 2025 Mineral Resource model for the deposit. The economic cut-off methodology has been developed in order to maximize value within the current Kennecott open pit life of mine. Incremental cash flow is generated due to the addition of LCS and NRS ore to the open pit feed. This includes consideration of revenue generated from low grade ore from underground which is above the open pit cut-off, deductions for material rehandling, pit ore deferral, and deleterious elements. Rio Tinto applies a common process to the generation of commodity price assumptions across the group. This involves generation of long term price forecasts based on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends (this includes the bonus / penalty adjustments for quality). Exchange rates are also based on internal Rio Tinto modelling of expected future exchange rates. Capital and operating cost estimates are sourced from internal Rio Tinto financial modelling and / or project capital estimates. Third party payments are reflective of the current agreements in place. Due to the commercial sensitivity of these assumptions, an explanation of the methodology used to determine these assumptions has been provided, rather than the actual figures. Mining method and assumptions The LCS and NRS estimate is based on a sub-level, long hole open stoping mining method, using a primary secondary sequence with cemented aggregate backfill. Detailed geotechnical analysis has informed the mining method and mining dimensions using information gained from resource drilling. Modifying factors have been applied to the estimate, the first being a stope shape factor (92.5%) to deduct areas of the stope which cannot be practically drilled such as the stope “shoulders”. External waste dilution (10% for secondaries, 2.5% for primaries) has been applied to the estimate at zero grade based on an evaluation of the geotechnical parameters with established industry empirical dilution guidelines. Finally, a mining recovery factor (90%) to account for drilled and blasted material or dilution which cannot be extracted from the stope. All these factors have been established as part of the feasibility study. Processing methods and assumptions Underground ore from the LCS and NRS will be processed through the existing Kennecott facilities established as part of the open pit operation. Expected metal recovery and quality from downstream processing has been assessed through laboratory scale test work of samples generated from resource drilling, and the response of this material when blended with open pit ore.

Notice to ASX 26 / 105 26 Further details on the processing are provided in the Kennecott Bingham open pit section of this release. Cut-off grades, estimation methodology and modifying factors The Ore Reserve cut-off is based on an NSR calculation which considers pricing, recoveries and costs. The cut- off value selected for use was determined based on an iterative approach to determine the optimum NPV of the deposit. Cases were generated at multiple cut-off grades and ran through a financial model to determine optimal cut-off grade strategy to maximize NPV. An additional selection criterion was applied to exclude high risk stopes in areas of mineralisation where rock quality is modelled as poor, or where they come too close to existing infrastructure. There are no material impacts from other Ore Reserve modifying factors, such as: governmental, tenure, environmental, cultural heritage, social or community. Appropriate agreements and approvals are in place to enable operation of the assets. Criteria used for Ore Reserves classification The following summarizes the conversion of Mineral Resources classification to Ore Reserves classification within the Ore Reserves boundaries: • Measured Mineral Resources within stope designs are classified as Proved Ore Reserves. • Indicated Mineral Resources within stope design are classified as Probable Ore Reserves. Inferred Resources are not considered in the reporting of Ore Reserves. Any Inferred Mineral Resources within the Ore Reserve boundaries has been included within the Probable Ore Reserves tonnage as dilution with zero grade.

Notice to ASX 27 / 105

Rio Tinto Aluminium Pacific Operations - Amrun

RTA Pacific Operations Mineral Resources and Ore Reserves are contained within two bauxite deposits, one at Gove (North Territory, Australia) and one at Weipa (Queensland, Australia; Figure 3). The Weipa deposit consists of three primary areas: Amrun, East Weipa/Andoom and North of Weipa.

The change in Ore Reserves has resulted from a routine review of economic assumptions over the life of the mine, and increased confidence in the underlying Mineral Resources as a result of updated orebody knowledge. There has been no material change to other modifying factors, including governmental, tenure, environmental, cultural heritage or community.

The decrease in Amrun Mineral Resources coincides with the uptake of bauxite ore from Mineral Resources into Ore Reserves, due to an increase in orebody knowledge. The methodology of determining Mineral Resources has not changed. The bauxite assets have been in operation for more than fifty years and are well understood. Resource work is currently more focussed on asset evaluation rather than exploration, systematically bringing the bauxite classification to higher levels of confidence. Table Q and Table R summarise the changes to the Mineral Resources and Ore Reserves.


Weipa operations – Australia
141°30'E
141°40'E
141°50'E
141°60'E
141°70'E
12°30'S
12°40'S
12°50'S
12°60'S
N
Andoom Mine
East Weipa
Evans Landing Port
Napranum
Amrun Camp
Amrun Port
Amrun Mine
Kangwinan Project
Legend
Power Station
Port
Mine
Project
Town
Other locations of interest
Railway
Road
Ferry
0
20 km

Figure 3 Property location map – Weipa operations

27

Notice to ASX 28 / 105

Table Q Changes to Amrun Mineral Resources

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Total Mineral Resources		
	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2
Mineral Resources at 31 Dec 2024	129	49.1	11.7	380	49.7	11.8	238	51.4	12.4	747	50.1	12.0
Additions	14	46.9	11.9	-	-	-	-	-	-	14	46.9	11.9
Depletions	-	-	-	104	50.0	11.5	4	52.5	8.7	108	50.1	11.4
Mineral Resources at 31 Dec 2025	**143**	**48.9**	**11.7**	**276**	**49.6**	**12.0**	**234**	**51.4**	**12.4**	**653**	**50.1**	**12.1**

Table R Changes to Amrun Ore Reserves

	Proved Ore Reserves			Probable Ore Reserves			Total Ore Reserves		
	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2
Ore Reserves at 31 December 2024	466	54.6	8.8	512	54.3	9.1	978	54.4	9.0
Additions	283	53.4	9.2	-	-	-	283	53.4	9.2
Depletions Production	25	54.4	9.0	-	-	-	25	54.4	9.0
Depletions	-	-	-	161	53.7	8.4	161	53.7	8.4
Ore Reserves at 31 December 2025	**724**	**54.1**	**9.0**	**351**	**54.5**	**9.4**	**1,076**	**54.2**	**9.1**

Summary of information to support Mineral Resources reporting – Amrun

RTA Pacific Operations Mineral Resources are supported by the information set out in the Appendix 4 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code. The following summary information is provided in accordance with Rule 5.8 of the ASX Listing Rules.

Geology and geological interpretation

RTA Pacific Operations have two bauxite deposits, one at Gove (NT) and one at Weipa (QLD). The Weipa deposit consists of three primary areas, each consisting of several models based on geographical area. These three areas are Amrun, which includes Pera Head, Boyd Bay, Boyd Bay East, Hey Point, Norman Creek, Ina Creek and Ward River; East Weipa/Andoom, which includes Weipa, East Weipa, Andoom and Ely; and North of Weipa, which includes the Musgrave, Dulhunty, Palm Creek and Ducie-Wenlock areas.

The host rocks at Weipa have been converted to bauxite via a continuum of weathering. High annual rainfall and a geologically stable environment has provided the perfect ingredients for these world-class bauxite deposits to form over many millions of years. A deep saprolitic zone overlain by a classic mottled zone below the bauxite ore attests to this.

The process of bauxitisation involves the conversion of kaolinite to the bauxite minerals gibbsite and boehmite. The principal influence on the process is the composition, supply, and movement of groundwater. The pH of the groundwater is lowered during the process of bauxitisation, and we note that the process is still ongoing as we

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Notice to ASX 29 / 105 29 see a low pH regularly throughout the ground water monitoring bores across the RTA mining leases. To a lesser extent there are organic influences such as vegetation, and possibly burrowing organisms and temperature. Pisolitic textures are dominant, with variable cementation. However, variably cemented coarser nodule horizons can occur. Modern day root channel structures and infill, in the upper part of the bauxite, are common. Gibbsite is the major mineralised mineral, with boehmite being of lesser significance. Bauxite occurs on laterally extensive plateaus. The bauxite orebodies are interpreted as flat-lying horizons with topography dictating the geometry. The orebodies are overlain by a thin (<1 m) overburden cover and occasional red soil. Beneath the bauxite mineralisation is often a transition zone defined by angular and lumpy textures and a geochemical signature of higher silica and lower alumina. The transition zone is often underlain by clay, with a distinct change in physical properties, particularly the colour. Drilling techniques; sampling, sub-sampling method and sample analysis method The current drilling method at Amrun utilises aircore drilling. The typical aircore rig is a Land Cruiser mounted rig with a small enough wheelbase to traverse drill lines cleared with one D-6 dozer blade width. Aircore drilling forces compressed air down a space inside the drill rods to the bit face, where the air is then used to return the sample up the inner tube of the drill rod and out via a cyclone. A three bladed HQ aircore bit is attached to 4 inch rods. The drilling system has been designed to reduce grinding of the sample. Logging is currently conducted on Panasonic Toughpads and data is captured in an offline acQuire logging package at the drill rig. This system allows for data validation to be applied during logging as well as a streamlined method of exporting the data for importing into the main RTA Geology database. Logging is qualitative in nature, i.e., based on lithology. Currently there are approximately 20 lithologies common to the deposits that get modelled into four horizons for the estimation of bauxite resources. All sample intervals (0.25 m) are logged. Logged lithologies are vetted against historical drill holes and assay parameters. Samples for geologic logging and analysis are collected on 0.25 m intervals (approximately 2 kg to 3 kg) downhole. Whole samples are collected beneath a cyclone return system, i.e., no sample splitting is conducted, or sub samples taken. Multiscreen sampling is undertaken initially to determine optimum screen size for beneficiation at each deposit. Once determined, samples are then beneficiated at the appropriate screen size (1.7 mm for East Weipa, 0.3 mm for Andoom and 0.6 mm for the Amrun deposits). Samples are processed and X-ray florescence (XRF) analysed for the major oxides: Al2O3, SiO2, Fe2O3, TiO2 and LOI (loss on ignition), as well as minor elements and recovery. RTA has also recently improved the kaolinite prediction and spectral model confidence by implementing augmented Fourier Transform Infrared spectroscopy (FTIR) analysis, integrating Near-Infrared (NIR) and Mid-Infrared (MIR) data, and applying multistage machine learning techniques (including generative models and nonlinear regressions) on large spatial datasets. The previous universal Partial Least Squares (PSL) model based on approximately 600 samples was replaced with a machine learning calibration using over 10,000 direct kaolinite measurements, reducing bias and validated through hold-out data, production samples, and independent wet chemistry assays. Estimation methodology Basic geostatistical analysis is used to help with domaining decisions. Most deposits are modelled as a single laterally extensive domain, apart from Moingum (Hey Point), where two laterally extensive domains have been modelled due to differences in source rocks affecting thickness and grade. Three horizon codes, based on the lithology and assays, are assigned for the modelling and estimation of bauxite resources at Amrun. Interpretation is undertaken using Leapfrog Geo while variography and estimation are performed using Isatis and Maptek Vulcan software. The bauxite horizon is unfolded using the top and bottom contact surfaces at Amrun and Norman Creek. At Moingum (Hey Point) drill hole collars are flattened to constant elevation. The wireframes are filled with blocks on an in/out basis; there is no sub-blocking or block proportions used. For the bauxite horizon, major oxides; loss on ignition (LOI) and recovery are estimated into parent cells using ordinary kriging. Overburden is assigned 0%

Notice to ASX 30 / 105 30 recovery for the estimation of resources. Cemented bauxite grade is estimated as part of the bauxite horizon and assigned a 100% recovery; the proportion of cemented bauxite is estimated as an indicator variable. Major oxide chemistry is also estimated for the overburden and floor horizons, where data is available. Ordinary kriging is used for interpolation, using the variogram models for the bauxite. Block sizes are determined by half the minimum drill hole spacing for each deposit. A multiple pass search strategy is used to estimate grades utilising different sized search ellipses that include a specified number of samples and drill holes. Maximum extrapolation distance is slightly less than the maximum search radii due to the requirement to use at least two holes to estimate each block. Cut-off grades and modifying factors RTA Pacific Operations employs a standard approach to identify Mineral Resources volumes with reasonable prospects for eventual economic extraction. Once the Ore Reserves are defined based on applied economic factors in the reserving process, the remaining blocks are evaluated based on economic and grade cut-offs (Al2O3 ≥ 40%; SiO2 ≤ 15%), thickness cut-offs and location (environmental, cultural heritage and infrastructure buffers) for each of the different deposits, and Mineral Resources defined. Criteria used for Mineral Resources classification Classification within the bauxite horizon is based on the search pass used to estimate grades, using increasing search radii, and decreasing numbers of samples for each subsequent pass. Passes 1 and 2 are classified as Measured Mineral Resources (120 m to 180 m), Pass 3 as Indicated (360 m) and Pass 4 as Inferred (720 m). Data of lesser quality (e.g., 2D historical data) is downgraded in classification and needs to be re-drilled to increase confidence. Summary of information to support Ore Reserves reporting – Amrun RTA Pacific Operations Ore Reserves are supported by the information set out in Appendix 4 and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code. The following summary information is provided in accordance with Rule 5.9 of the ASX Listing Rules. Economic assumptions and study outcomes The Amrun operation has been operating continuously for over seven years, and the Ore Reserves estimate, and life of mine plans are updated annually. This includes the reconciliation of operating parameters and review of input assumptions into the planning processes. The Amrun feasibility study was completed and approved by Rio Tinto in 2015, with a positive project NPV under a range of sensitivities. Rio Tinto applies a common process to the generation of commodity price assumptions across the group. This involves generation of long-term price forecasts based on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends (this includes the bonus / penalty adjustments for quality). Exchange rates are also based on internal Rio Tinto modelling of expected future country exchange rates. Capital and operating cost estimates are sourced from internal Rio Tinto financial modelling and / or project capital estimates. Third party payments are reflective of the current agreements in place. Due to the commercial sensitivity of these assumptions, an explanation of the methodology used to determine these assumptions has been provided, rather than the actual figures. Sensitivity analysis is carried out to assess key project drivers and the sensitivity of the project economics to movements in these drivers, with the project NPV positive under a range of sensitivities.

Notice to ASX 31 / 105 31 Mining method and assumptions The Ore Reserves are mined through shallow, open cut techniques developed over several decades at the greater Weipa operations. Once the area is tree cleared and the topsoil / overburden removed, the bauxite is hauled to the processing facility for washing and / or sizing. Product bauxite is stockpiled for shipping to both internal and external customers. Several mining areas are active at any one time to enable blending and to mitigate against operational risk. Dilution and mining recovery parameters are applied during the Ore Reserves estimation process, based on reconciliation of past performance, and are reviewed annually. As the Ore Reserves are shallow, geotechnical risks are low. Stockpile heights and wet road conditions are managed in accordance with standard operating procedures. There has been no material change to other Ore Reserves modifying factors, such as: governmental, tenure, environmental, cultural heritage, social or community. Appropriate agreements and approvals remain in place to enable continued operation. Processing methods and assumptions Amrun bauxite is beneficiated through established techniques to improve product quality and handleability. This is achieved through the removal of the finer fraction, leaving the coarser material as product. Expected bauxite recovery and quality from the beneficiation process is assessed through laboratory scale test work of samples generated from the resource drilling process. Cut-off grades, estimation methodology and modifying factors The Ore Reserves cut-off is based on an economic parameter, summarised as the margin realised upon sale of the bauxite. The economic cut-off approach considers revenue (bonus/penalty), fixed / operating / capital costs, royalties, and other third-party payments. Bauxite that satisfies this economic cut-off, is considered for inclusion in the Ore Reserves. There has been no material change to the economic cut-off methodology or process. Criteria used for Ore Reserves classification Given the level of confidence in the Ore Reserves modifying factors, Measured Resources are converted to Proved Ore Reserves, and Indicated Resources are converted to Probable Ore Reserves. Inferred Resources are not considered in the estimation of Ore Reserves.

Notice to ASX 32 / 105 32 Rio Tinto Borates – Boron RTB Boron Operations site is located in the Mojave Desert near the town of Boron, approximately 120 miles northeast of Los Angeles, California, USA as seen in Figure 4. The change in Ore Reserves classification reflects a higher level of confidence in the modifying factors for geotechnical risks and how their impact on the Ore Reserves are taken into consideration. There has been no material change to other modifying factors, including governmental, tenure, environmental, cultural heritage or community factors. This change resulted in a significant shift in classification from Proved to Probable Ore Reserves to reflect these risks as shown in Table T. The 2025 Mineral Resources include a substantial increase in comparison to the previous reporting. This change is supported by an order of magnitude study for beneficiation and processing of ulexite (calcium borate) in situ and in stockpiles at Boron, along with an economic analysis using current cost and pricing assumptions that was completed in 2025. Previously calcium borates were not reported, due to the lack of a detailed processing pathway study and hence reasonable prospects of eventual economic extraction. Changes to the Boron Mineral Resources between 2024 and 2025 are shown in Table S. There has been no change to the Boron Mineral Resources for sodium borates as all sodium borates are converted to Ore Reserves. Figure 4 Property location map – Boron

Notice to ASX 33 / 105

Table S Changes to Boron Mineral Resources

	Measured Mineral Resources		Indicated Mineral Resources		Inferred Mineral Resources		Total Mineral Resources
	Calcium Borates Mt	Sodium Borates **Mt**	Calcium Borates Mt	Sodium Borates **Mt**	Calcium Borates Mt	Sodium Borates **Mt**	Mt
Mineral Resources at 31 Dec 2024	0	0	0	0	0	0	0
Additions	2.4	0	1.1	0	4.9	0.9	9.3
Depletions	-	0	-	0	-	0	-
Mineral Resources at 31 Dec 2025	**2.4**	**0**	**1.1**	**0**	**4.9**	**0.9**	**9.3**

Table T Changes to Boron Ore Reserves

	Proved Ore Reserves	Probable Ore Reserves	Total Ore Reserves
	Mt	Mt	Mt
Ore Reserves at 31 December 2024	7.3	5.3	12.6
Additions	0	1.7	1.7
Depletions - Production	2.3	0	2.3
Ore Reserves at 31 December 2025	**5.0**	**7**	**12.0**

Summary of information to support Mineral Resources reporting – Boron

Mineral Resources are supported by the information set out in Appendix 5 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code 2012. The following summary information is provided in accordance with rule 5.8 of the ASX Listing Rules.

Geology and geological interpretation

The Kramer deposit is a roughly lenticular sedimentary sequence of sodium borate mineralisation including the minerals tincal ($Na_2B_4O_7.10H_2O$) and kernite ($Na_2B_4O_7.4H_2O$) containing interbedded claystone. These central crystalline facies are successively enveloped by facies consisting of ulexite ($NaCaB_5O_9.8H_2O$) and colemanite ($Ca_2B6O_{11}.5H_2O$) - bearing claystone, and barren claystone. Studies indicate the Kramer borates were deposited in a small structural, non-marine basin, associated with thermal (volcanic) spring activity during Miocene time.

The Kramer beds are all the conformable Miocene strata between the base of the Quaternary alluvium and the base of the Saddleback basalt. The beds are of lacustrine and fluviatile origin, as are other Tertiary non-marine sedimentary and volcanic rocks of the Tropico Group, exposed in the vicinity of Rosamond and Mojave, 30 miles to the west. The basement complex of the Boron area consists of deeply eroded pre-Tertiary (Jurassic) granitic and metamorphic rocks. Older Tertiary arkoses, shales, and tuffs overlie the basement and are unconformably overlain by the Saddleback basalt.

The Miocene Kramer beds are divided into three distinct members, the Saddleback basalt member, the Shale member, and the Arkose member, in ascending order. The Saddleback basalt comprises up to 600 ft of olivine

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Notice to ASX 34 / 105 34 basalt flows and is the only Kramer member forming surface outcrops – as ridges north and northeast of the Boron open pit. The basalt is overlain by the Shale member, which consist of up to 400 ft of borate-bearing and barren claystones and shale. The Shale member is overlain by the Arkose member, which comprises up to 800 ft of arkosic sandstones which are locally silty and interbedded with tuffaceous clays. The sodium borates are roughly elliptical-shaped in plan, 2 miles in length (east-west), 1 mile in width, and range to a maximum thickness of approximately 300 ft in the south-central portion. The sodium borate facies are divided into seven stratigraphic units, based upon detailed examination of drill logs and exposures in the underground mines and open pit. Four high grade units, Upper ore, Middle ore, Lower ore, and Basal ore typically contain over 75% sodium borate by weight. These are separated, respectively, by three generally low grade units, A-zone, B-zone, and C-zone, which typically contain less than 60% sodium borate by weight. The Basal ore is the thinnest and least extensive of the high grade units; the Lower ore is the thickest and most extensive high grade unit. The sodium borate facies are successively enveloped by the calcium borate minerals ulexite and colemanite, along with a barren claystone facies. The ulexite facies consists of claystone, shale, and tuff, with ulexite occurring in beds, nodules, and veins. Several massive beds of ulexite up to 2 ft in thickness are associated with grey tuff and located stratigraphically above the sodium borate facies. Claystone and shale are much more abundant in the ulexite facies than in the sodium borate facies. The boundaries between the sodium borate facies and enveloping ulexite facies are quite sharp rather than gradational, and suggest, at least, minor solution activity. The borates together with the overlying and underlying rocks have been moderately folded and faulted. The deposit is divided by at least eight important west-and northwest-trending fault and fold structures. Both vertical and horizontal displacement have taken place along the faults. Most of the faults are steep, normal faults of 30 degrees to vertical dips. Drilling techniques; sampling and sub-sampling techniques; and sample analysis method 3,291 drill holes (1,471,674 ft) have been drilled for exploration, resource development, geotechnical, hydrological, etc. drilling programs at Boron. A total of 1,699 diamond drill holes (660,220 ft) supports the current resource model. The drill holes are up to 3,500 ft in length with an average of 458 ft. Diamond core is predominantly HQ, drilled vertically. Downhole surveys on several of the deeper core holes have confirmed that drilling is essentially vertical, with average drift of less than 10 ft at 600 ft depth. The typical diamond drill hole spacing of 200 ft is validated by geostatistical work, which shows grade continuity on the order of 300 ft. Drill spacing is sufficient to establish geological and grade continuity, and to support the current Mineral Resources and Ore Reserves classifications. Drill collars are located by Boron surveyors who use Trimble high precision GPS. Planned drill collars are plotted on maps and field-staked for use by the core geologist and drill crews. Actual collars are then surveyed post-drilling and noted on drill logs. Core samples, once collected from the drill rig, are transported to the core shed, where they are stacked prior to logging. Logging of borates is performed using site-developed paper logging forms or directly into an Excel spreadsheet. More recently, drill hole logging is performed using acQuire drill logs and saved directly the acQuire drilling database on site. Core sample intervals are determined, noted, and marked at the time of logging. Sample intervals are determined by geology, with a maximum length of 5 ft. Shorter intervals are common, and are determined at the discretion of the geologist, based on visible characteristics of the core (clay content, presence of tuff, etc.). Samples are processed and sent to an offsite third party laboratory and analysed for boric oxide content by titration, and arsenic as well as 31 additional elements by ICP OES analysis. QA/QC samples are inserted into the core sample batches.

Notice to ASX 35 / 105 35 Estimation methodology The geologic and block models at Boron are updated periodically with timing dependent on the amount of new information available. The model used for 2025 Mineral Resources was completed in February 2022. The model was built by developing east-west cross sections at 100 ft intervals through the deposit, using all drill holes and mapping data available. Digitsing was snapped to the drill hole intercepts. All work has been done in Maptek Vulcan software and is maintained in its original state on the MTS server at Boron. Drilling data is composited on 5 ft intervals within each ore zone and rock type, and grade estimation is limited to samples within the same zone and ore type. Composite thickness has been chosen as a best fit based on the general thicknesses of ore zones present, plus sample length. Composite lengths smaller than 1.5 ft were lumped to the closest intervals. Each sodium borate ore zone is modelled as a discrete unit, and the ulexite rocktype includes all calcium borates directly above and below the sodium borates. 5 ft dilution solids were created within and around the historic underground workings so that material which could be contaminated from the underground backfill can be flagged. Dilution solids 25 ft thick were also created between the arkose and the upper clay contact to ensure that only arkose waste is dumped in-pit due to geotechnical recommendations. Dilution zones are not estimated and reported as part of the Mineral Resources. The model also contains digitised solids of the historic underground workings at Boron which are used for planning and scheduling purposes. The model has a parent size of 200 ft x 200 ft x 50 ft and a minimum subcell size of 5 ft x 5 ft x 5 ft to better define the underground workings and stratigraphic and structural contacts. Within the mineralised borate domains, a parent cell size of 25 ft x 25 ft x 5 ft was used to allow suitable ore seam and structural resolution. Boric oxide and arsenic are estimated using ordinary kriging and checked using inverse distance. A minimum of 2 and maximum of 8 samples were used for all estimation. Composites were selected using anisotropic distances aligned with the variography analysis. Cut-off grades and modifying factors There is no cut-off grade applied to the borates Mineral Resources, with all material inside the mineralised domains reported. The mineralisation boundary is very clearly defined and visible both in drilling and mining and Boron Mineral Resources have not historically been sensitive to pricing changes. Boron uses a standard approach to identify the Mineral Resources with reasonable prospects for eventual economic extraction. Modifying factors applied to the sodium borate resource tonnes include mining recoveries, refinery saleable recoveries, and shipping losses. Modifying factors applied to the calcium borate resource tonnes (in situ orebody and in stockpiles) to test the potential economic viability of these materials include mining recoveries, modelled plant recoveries, and shipping losses. An order of magnitude study for beneficiation and processing of ulexite (calcium borate) was completed and approved by Boron in 2025. This study showed that mining and processing of ulexite has the potential to be economically viable with the addition of a beneficiation plant to upgrade the ulexite contained in the in situ orebody as well as in on site stockpiles to a suitable head grade in which this ore could be processed in the Boric Acid Plant to produce a boric acid product. Upgrades to the Boric Acid Plant would also need to be performed in order to dissolve the ulexite ore and manage the increased gangue loads. This study used current borate products pricing, production costs, and capital estimates to show reasonable prospects for eventual economic extraction of ulexite.

Notice to ASX 36 / 105 36 Criteria used for Mineral Resource classification Mineral Resources are classified based on effective drill hole spacing along with three modifying factors. Based on a simulation study carried out in 2020, Measured Mineral Resources are within +/-10% of actual production over a nominal monthly production volume at 90% confidence limits and Indicated Mineral Resources are within +/-20% of actual production over a nominal monthly production volume at 90% confidence limits. The classification criteria are as follows: • Locations where the effective drill hole spacing is 300 ft or less could be considered Measured Mineral Resources. • Locations where the effective drill hole spacing is 600 ft or less could be considered Indicated Mineral Resources. • Locations where the effective drill hole spacing is greater than 600 ft could be considered Inferred Mineral Resources. • Modifying factors applied to address data quality and additional geological complexity near faults include: o Drill holes with no date information, QA/QC issues, location, and recovery data issues, or drilled prior to 1993 will have their influence reduced by 25%. o Drill holes within 200 ft of a major fault are further penalised linearly to a maximum penalty of 25% at the fault plane. o Consideration into downgrading blocks of the block model that are immediately adjacent to the mineralisation boundary is also considered when applying classification criteria. Summary of information to support the Ore Reserves reporting – Boron Ore Reserves are supported by the information set out in the Appendix 5 to this release and located at Resources & Reserves (riotinto.com) in accordance with the Table 1 checklist in the JORC Code. The following summary information is provided in accordance with rule 5.9 of the ASX Listing Rules. Economic assumptions and study outcomes Boron (historically known as US Borax) has been operating continuously for nearly 100 years and all modifying factors used for the conversion of Mineral Resources to Ore Reserves are well established. The Ore Reserve estimate and life of mine plans are updated annually using the most recent topographic surveys, Mineral Resource model, borates pricing, and actual costs. Annual reconciliation of operating parameters and refinery recoveries are used to update the input assumptions into the planning process. Capital estimates for plant expansions and projects for sustaining the operation were used, along with current actual operating costs for the Ore Reserves life of mine economic analysis, which shows positive cashflows for the life of mine. Due to the commercial sensitivity of these assumptions, an explanation of the methodology used to determine these assumptions has been provided, rather than the actual figures. Mining method and assumptions The Ore Reserves are mined by open pit mining methods utilising a traditional truck and shovel operation. Overburden is mined on 50 ft tall benches to expose the sodium borate ore zone, while the sodium borate ore is

Notice to ASX 37 / 105 37 mined on 25 ft tall benches to enable better separation of ore and waste to minimise ore dilution. Waste is mined and hauled to in-pit dumps or ex-pit dumps depending on material type. Ore is mined and hauled to the primary crushing circuit or sent to short-term stockpiles. Several mining faces are active at any one time to enable blending to meet grade and deleterious element requirements and to mitigate against operational risk. Dilution and mining recovery parameters are applied during the Ore Reserves estimation process, based on reconciliation of past performance, and are reviewed annually. Geotechnical risks are taken into consideration in the pit phase designs. Slopes are designed according to a dual requirement for Factor of Safety and Probability of Failure. Slope design criteria vary around the pit and are based on slope height, geologic structure, and rock type. Slopes are divided into design sectors, each of which has a unique design criterion. Slopes need to be depressurised to achieve current design parameters. There has been no material change to other Ore Reserves modifying factors, such as governmental, tenure, environmental, cultural heritage, social or community. Appropriate agreements and approvals remain in place to enable continued operation. Processing methods and assumptions After passing the primary crusher, the ore is divided between the two refineries, with a blend of tincal and kernite with additives reporting to the Primary Process refinery, and a blend of mostly kernite with additives to the Boric Acid Plant (BAP). Both refineries use bucketwheel reclaimers to reclaim crushed and blended stockpiled ore, which feed the ore stream through secondary crushers. The Primary Process refinery produces 5 mol and 10 mol borate products through a process which involves the fine grinding of ore followed by borate dissolution in water in a series of agitated tanks. The BAP uses water and sulphuric acid to dissolve the borate ore and produce a boric acid product. Clay gangue wastes in both plants are removed by a combination of screens, settled in thickening tanks, and removed by centrifuges prior to recrystallization of the refined borates. Plant saleable recoveries are measured on an annual basis, and the 5 year historic weighted average is used in the Ore Reserves estimation process. Shipping losses are also measured and included in the plant saleable recoveries. Cut-off grades, estimation methodology and modifying factors There is no cut-off grade applied to borates Ore Reserves. All in situ sodium borate resources inside the Boron ultimate Ore Reserve pit are considered part of the Ore Reserves and are scheduled for mining and processing due to positive economics. The ore-waste boundary is very clearly defined and visible both in drilling and mining. Boron Mineral Resources and Ore Reserves have not historically been sensitive to pricing changes. Some of the currently scheduled later in mine life mining phases with high stripping ratios are becoming more sensitive to pricing changes, however, recent work shows that any potential cut-off grade is significantly lower than the grade of the mineable ore in the deposit. Modifying factors applied to the sodium borate resource tonnes which are converted to Ore Reserves include mining recoveries, refinery saleable recoveries, and shipping losses. Criteria used for Ore Reserves classification All sodium borate Mineral Resources that are classified as Measured and Indicated within the ultimate pit are converted to Ore Reserves. Inferred sodium borate Mineral Resources are not included in the Ore Reserves. Reclamation Pond (R Pond) and short term sodium borate stockpile material included in the mine plans are also reported as Ore Reserves based on resource confidence and economic viability. Given the level of confidence in the Ore Reserves modifying factors, Measured Resources are converted to both Proved and Probable Ore Reserves, and all Indicated Resources are converted to Probable Ore Reserves.

Notice to ASX 38 / 105 38 In 2025 Boron instituted a change in the methodology of how geotechnical concerns are applied to the Ore Reserves classification process. Due to the iterative nature of geotechnical analysis based on new evidence from updated rock strength testing and structural mapping, some of the current Ore Reserves phase designs are undergoing further geotechnical analysis and review. As such, a distinction has been made in the Ore Reserves classification for design phases that have received geotechnical approval, and those that are currently under review. For phases that have been approved, Measured Mineral Resources are converted to Proved Ore Reserves, and Indicated Mineral Resources are converted to Probable Ore Reserves. For phases that are currently under review, Measured and Indicated Mineral Resources are converted to Probable Ore Reserves. This change in Ore Reserves classification resulted in a material change (approximately 30%) in the distribution of Proved and Probable Ore Reserves in 2025. Calcium borate Mineral Resources are not converted to Ore Reserves due to the lack of a processing study at prefeasibility or feasibility levels.

Notice to ASX 39 / 105 39 Competent Persons’ statements Rio Tinto Copper – Oyu Tolgoi The information in this report that relates to Oyu Tolgoi Mineral Resources is based on information compiled under the supervision of Ms Joanna Marshall, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Ms Marshall has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which she is undertaking to qualify as a Competent Person as defined in the JORC Code. Ms Marshall is a full-time employee of Rio Tinto and consents to the inclusion in this report of Oyu Tolgoi Mineral Resources based on the information that she has prepared in the form and context in which it appears. The information in this report that relates to Oyu Tolgoi Ore Reserves is based on information compiled under the supervision of Mr Nathan Robinson who is a MAusIMM. Mr Robinson has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Robinson is a full-time employee of Rio Tinto and consents to the inclusion in this report of Oyu Tolgoi Ore Reserves based on the information that he has prepared in the form and context in which it appears. Rio Tinto Copper – Kennecott Bingham Canyon open pit The information in this report that relates to Kennecott Bingham Canyon open pit Mineral Resources is based on information compiled under the supervision of Mr Gerry Austin and Mr Pancho Rodriguez, each of whom is a MAusIMM. Mr Austin and Mr Rodriguez have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which they are undertaking to qualify as Competent Persons as defined in the JORC Code. Mr Austin and Mr Rodriguez are full-time employees of Rio Tinto and each of them consents to the inclusion in this report of Kennecott Bingham Canyon open pit Mineral Resources based on the information that they have prepared in the form and context in which it appears. The information in this report that relates to Kennecott Bingham Canyon open pit Ore Reserves is based on information compiled under the supervision of Mr Eric Hoffmann, who is a MAusIMM. Mr Hoffmann has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which they are undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Hoffmann is a full-time employee of Rio and consents to the inclusion in this report of Kennecott Bingham Canyon open pit Ore Reserves based on the information that he has prepared in the form and context in which it appears. Rio Tinto Copper – Kennecott Bingham Canyon underground The information in this report that relates to Kennecott Bingham Canyon underground Mineral Resources is based on information compiled under the supervision of Mr Ryan Hayes, who is a MAusIMM. Mr Hayes has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Hayes is a full-time employee of Rio Tinto and consents to the inclusion in this report of Kennecott Bingham Canyon underground Mineral Resources based on the information that he has prepared in the form and context in which it appears. The information in this report that relates to Kennecott Bingham Canyon underground Ore Reserves is based on information compiled under the supervision of Mr Charles McArthur who is a MAusIMM. Mr McArthur has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr McArthur is a full-time employee of Rio Tinto and consents to the inclusion in this report of Kennecott Bingham Canyon underground Ore Reserves based on the information that he has prepared in the form and context in which it appears.

Notice to ASX 40 / 105 40 Rio Tinto Aluminium Pacific Operations - Amrun The information in this report that relates to RTA Pacific Operations Mineral Resources is based on information compiled under the supervision of Mr Angus C. McIntyre, who is a MAusIMM. Mr McIntyre has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr McIntyre is a full-time employee of Rio Tinto and consents to the inclusion in this report of RTA Pacific Operations Bauxite Mineral Resources based on the information that he has prepared in the form and context in which it appears. The information in this report that relates to RTA Pacific Operations Ore Reserves is based on information compiled under the supervision of Mr William Saba who is a MAusIMM. Mr Saba has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Saba is a full-time employee of Rio Tinto and consents to the inclusion in this report of RTA Pacific Operations Bauxite Ore Reserves based on the information that he has prepared in the form and context in which it appears. Rio Tinto Borates – Boron The information in this report that relates to RTB Boron Mineral Resources and Ore Reserves is based on information compiled under the supervision of Mr Brandon Griffiths who is a Registered Member of the Society for Mining, Metallurgy, and Exploration. Mr Griffiths has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr Griffiths is a full-time employee of Rio Tinto and consents to the inclusion in this report of RTB Boron Mineral Resources and Ore Reserves based on the information that he has prepared in the form and context in which it appears.

Appendix 1 Notice to ASX 41 / 105 41 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Appendix 1 Notice to ASX 42 / 105 42 Rio Tinto Copper – Oyu Tolgoi Oyut open pit JORC Table 1 The following table provides a summary of important assessment and reporting criteria used for the reporting of Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. Section 1: Sampling Techniques and Data Criteria Commentary Sampling techniques • Half core (HQ, NQ) or quarter core (PQ) samples are taken on continuous 2 m intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. • Historically the hanging wall sequence (HWS) and smaller dykes have generally not been sampled. Recently these unmineralised lithologies have been fully sampled, due to lack of assays in these lithology types. • Half-core samples are split from whole core on continuous 2 m intervals.   Core is sawn in half with half the core assayed for Cu, Au and numerous other variables. The core then split for pulverisation and a 180 g pulp is generated for assay (for aqua regia & fire assay, and for multi- element ICP). • Sample preparation protocols for all drill programs are appropriate for porphyry-style and high sulphidation deposits, consisting of drying, crushing, splitting, and pulverisation. Drilling techniques • Diamond drilling is the primary resource drilling technique. Holes are generally collared in PQ and size down through HQ and NQ with rare use of BQ. Holes are generally drilled triple tube to maximise recovery and core quality and to enable pumping of the core direct from the tube to a V-rail for geotechnical logging. • As far as possible all diamond core is oriented. Historically different types of core orientation techniques have been used and currently the ACT III Rapid Descent tool is being used to orient core. • There are some reverse circulation (RC), RCD (diamond drilling with RC head) and PCD (polycrystalline) drill holes mainly drilled for exploration purposes. Drill sample recovery • Recoveries are measured on the core and compared to driller’s blocks. Recoveries generally average above 97%. • Core is routinely triple tubed to maximise sample recovery and ensure representative nature of the samples as well as providing the best possible geotechnical data. • No recovery based bias has been detected with grade. Logging • All core is geotechnically and geologically logged into standardised templates. The logging is entered directly into laptops at the core shed and is wirelessly synchronised with the geological database. The template includes header information, lithology, alteration, structure, texture, mineralisation, alteration minerals and intensity, and veins. Structural and detailed geotechnical logs are also made. • Magnetic susceptibility readings are taken using Terra Plus at one metre intervals. • Open hole geophysical borehole logging (incl. acoustic televiewer, full wave sonic, resistivity, natural gamma etc.) is completed in specific drill holes based on their availability. • All core is photographed. Sub-sampling techniques and sample preparation • Core is cut using an Almonte core saw and half core is sampled with half being returned to the core tray for storage. • Samples are weighted, dried, jaw crushed in two stages to -3.5 mm, rotary split to 1 kg, pulverised to 90% <75 microns, and split to 180 g pulps. • A 30 g sample is analysed by either SGS, Ulaanbaatar Mongolia or ALS Perth, Australia for gold using aqua regia followed by fire assay. • Prior to 2016 ALS Vancouver assayed the core using a multi-element ICP suite and analyses for carbon and sulphur by LECO and analysis for gold by fire assay. • Since 2016 ALS Perth has completed the assaying using same analytical suite. • Until 2016, SGS Mongolia handled sample preparation according to established procedures and shipped the samples to ALS Perth for analysis. Since 2016, ALS Ulaanbaatar has taken

Appendix 1 Notice to ASX 43 / 105 43 over this responsibility, preparing samples in accordance with procedures and shipping them to ALS Perth for analysis. • Since 2013, SGS Mongolia has been performing secondary laboratory analyses, using a multi- element ICP suite, LECO for carbon and sulphur, and fire assay for gold. • The Competent Person considers that the sample sizes and sampling methods are appropriate for the style of mineralisation. Quality of assay data and laboratory tests • Quality control procedures are used to ensure quality at all stages of sample preparation and analysis and include certified reference materials, blank samples, sizing tests, duplicate samples (core/field, crush and pulp), replicate samples and check lab re-assays. • Blank samples are inserted at a rate of approximately two per every 45 samples. Certified Reference Materials are added at a frequency of one in every 20 to 25 samples. Field duplicates are included at a rate of one per dispatch. Coarse reject duplicates are inserted once every 40 samples. Pulp duplicates are included approximately once every 20 samples. For check laboratory re-assays, ALS prepares two samples per dispatch; once sufficient material is accumulated to form a full dispatch, the samples are sent to SGS. Replicate samples and sizing tests are carried out in accordance with ALS internal procedures • All QC checks are completed on receipt of assays and individual batches must pass QC requirements before they can be imported into the database. • QA/QC processes are also externally audited on an ad hoc basis. • Analysis of the performance of certified standards, duplicates, blanks and check assaying has indicated an acceptable level of precision and accuracy without any significant bias. Verification of sampling and assaying • Significant intersections are compiled for internal reporting purposes and use a minimum length of 50 m, a copper equivalent cut-off and maximum internal dilution of 10 m. • All hardcopy records are kept on site in drill hole folders for use in future data verification. Data is generally imported from digital files directly into acQuire database where there are several types of checks to verify the accuracy of the data. • Electronic data is stored on servers on site which are backed up monthly to servers in Ulaanbaatar. Location of data points • Collar locations were historically surveyed using a theodolite and are currently surveyed using DGPS with local station corrections. Several resurveys have been conducted as required to verify collar positions. • OTG, the mine’s local grid system, is used, and coordinates are collected and stored for each drill hole collar. Some historical holes may have been measured in UTM WGS84N and converted to OTG grid. • Holes are guided using 30 m interval single shot Reflex downhole survey instrument. Final downhole surveys are completed using a north seeking gyro tool. Underground intersections have demonstrated the quality of the survey methods. • The most recent topographic survey was completed in 2010 using a total station instrument with 5 cm accuracy with results being contoured at 1 m. Data spacing and distribution • The data spacing varies between orebodies and with depth but the spacing and distribution is considered sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedures and classifications applied. • The drill hole spacing in Measured Mineral Resource and Indicated Mineral Resource areas in the Oyut deposit is approximately 55 m to 65 m. • Samples are composited to 8 m prior to estimation. Orientation of data in relation to geological structure • The primary drilling orientations are perpendicular to strike of the mineralising system and host lithologies as far as possible. • This orientation makes identification of some fault sets and the geometry of some late dyke sets more difficult. Additional drill holes at varying dips and strikes have been drilled to mitigate this risk. There is no apparent bias.

Appendix 1

Notice to ASX 44 / 105

Sample security	• Samples are shipped and tracked in a manner that ensures that tampering could not be done without detection. • Prepared samples are assigned a barcode/code. • Samples are enclosed in ALS sample packets and packed in a box, which is locked and sealed with tamper-proof tags. • The sealed box is shipped to ALS Perth via courier service (DHL). • Sample shipment details are provided to the assaying facility electronically, and as a hard copy document included with each shipment.
Audits or reviews	• The most recent reviews of sampling techniques and data by Sketchley (2024 and 2016), Baker (2010) and Bloom (2013) have led to some minor refinements of the sampling, preparation and analysis of samples. The most significant change was a move to a multi-element ICP suite to provide better quality assays on some minor elements.

Section 2: Reporting of Exploration Results

Criteria	Commentary
Mineral tenement and land tenure status	• Oyu Tolgoi manages five mining licences that cover the project area. • Three licences held 100% by Oyu Tolgoi LLC are Manakht (Mining Licence MV-006708, covering 4,533 ha), Oyu Tolgoi (Mining Licence MV-006709, covering 8,490 ha), and Khukh Khad (Mining Licence MV-006710, covering 1,763 ha). • Two licences held by Entrée Gold are Javkhlant (Mining Licence MV-015225, covering 20,327 ha) and Shivee Tolgoi (Mining Licence MV-015226, covering 42,593 ha). These are held in Joint venture between Entrée Gold and Oyu Tolgoi LLC. • Mining license boundaries, along with the surface projection of main deposits and some of the exploration targets, are shown in a plan view below (Figure 5).  New Int Airstrip SHIVEE TOLGOI (MV-015226) Airstrip Ulaan Khud The Ridge Ductile Shear Khanbogd Hugo North Extension Eagle Hugo North Shallow Hugo West Hugo South East Au West Oyu Central Oyu Bridge zone South West Oyu Wedge South East Oyu Far South South Oyu OYU TOLGOI (MV-006709) JAVKHLANT (MV-015225) West Mag Heruga North West Heruga Heruga Entree MT11 Castle Rock Bumbat Ulaan Railway Khukh Khad KHUKH KHAD (MV-006710) SEIP Manakht West Manakht Ovoo Raven MANAKHT (MV-006708) Legend New Int Airstrip Drill-proven deposits Exploration target area Mining License "Oyu Tolgoi" LLC "Entree" LLC 0 1.5 3 6 Km **Figure 5 Oyu Tolgoi mining licenses – Oyu Tolgoi**
Exploration done by other parties	• Magma Copper first took licence out over the Oyu Tolgoi area and subsequent exploration was completed by Magma Copper, BHP Billiton and Ivanhoe Mines Mongolia Inc. Exploration work over a 16 year period took the project from a greenfields site through delineation drilling to

44

Appendix 1 Notice to ASX 45 / 105 45 published Mineral Resources and Ore Reserves before Rio Tinto’s involvement in the project and the subsequent formation of Oyu Tolgoi LLC after signing of the Investment Agreement in late 2009. Geology • The Oyu Tolgoi Oyut deposits display typical copper-gold porphyry and related high sulphidation copper-gold deposit styles. • The Oyu Tolgoi deposits are grouped into three main zones: the Hugo Dummett zone to the north, the more deeply eroded Oyut deposits (South, Southwest, Wedge and Central Oyu), and to the far south, the buried Heruga deposit. This Table 1 focuses on the Oyut deposit. • The surface traces and projections of the distinct porphyry centres define a north-northeast trending mineralised corridor, underlain by east dipping panels of Upper Devonian or older layered sequences, intruded by quartz monzodiorite and granodiorite stocks and dykes. • Variations apparent in the mineralisation styles, alteration characteristics, and deposit morphologies reflect differences in structural controls, host rock lithology, and depth of formation. • Structural influences account for the most part for the differences in shape, distribution, and potentially the grade of mineralisation within the deposits. • The more typical copper-gold porphyry style alteration and mineralisation tend to occur in less structurally complex areas, predominantly within basalt and quartz monzodiorite. • High sulphidation mineralisation and associated advanced argillic alteration are most common within the basaltic tuff, in the upper part of the quartz monzodiorite where it intrudes to levels high in the stratigraphic succession, and in narrow structurally controlled zones. Drill hole Information • A summary of the drill holes informing the Oyut open pit Mineral Resources are provided in the table below. Collar locations of the Oyut deposits are illustrated in Figure 6. • Cut-off date for the drill hole database for the Oyut Mineral Resource is 19 August 2024. Deposit Drilled metres as of August 2024 Oyut: Surface diamond drilling 456,658 RC drilling 80,591 Combined RC and diamond drilling 2,983 Total drilling metres 540,231

Appendix 1

Notice to ASX 46 / 105


Geological Lithology
N
W
E
S
4764000
SHALLOW HUGO WEST
CENTRAL OYU
WEST OYU
SW GOLD
SE OYU
All_Drillholes
HoleCategory
Exploration (RC)
Exploration (diam)
Geotech(u/g)
Hydrogeology RC
Seismic
Site Service (RC)
Site Service(diam)
Surface Geotech(dia)
Surface Geoteh RC
TSF (diam)
648000
650000
652000
0 350 700 1,400 2,100 2,800
Meters

Figure 6 Plan view showing drill hole collar locations and geology of the Oyut deposit – Oyu Tolgoi

Data aggregation methods	• Not applicable as no Exploration Results are being reported
Relationship between mineralisation widths and intercept lengths	• Depending on the dip of the drill hole, and the dip of the mineralisation, drill intercept widths are typically greater than true widths.
Diagrams	• Appropriate diagrams showing drill hole collar locations and geological models are provided in this table.
Balanced reporting	• Not applicable as no Exploration Results are being reported
Other substantive exploration data	• No additional exploration data to report.
Further work	• The bulk of geological activities for Oyut in recent years have been ore control and face mapping processes in the Oyut open pit and geotechnical and infill drilling in support of mine operations.

Section 3: Estimation and Reporting of Mineral Resources

Criteria	Commentary
Database integrity	• Extensive data quality assurance procedures are in place to ensure the data is as accurate as possible. • Detailed quality control and validation of all new data is undertaken before it is used in a Mineral Resource estimate. • Much of the data collection is now digital with remote uploading of data directly into acQuire. There are validation settings on most fields in acQuire. • Assay data is QA/QC assessed in acQuire before final release in the database. Basic and detailed checks are completed on all fundamental data and range from extent checks to checking individual assays against the hardcopy records. Detailed reports of all validation and QA/QC checks are compiled.

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Appendix 1

Notice to ASX 47 / 105

Site visits	• The Competent Person for Mineral Resources, Joanna Marshall, is a full-time employee of Oyu Tolgoi LLC and based in Ulaanbaatar, Mongolia. The Competent Person visits the mine site regularly.
Geological interpretation	• Drill core logging is of fundamental importance to geological interpretation and many layers of quality assurance are in place to ensure high quality logging information ranging from acQuire data entry checks and daily senior geologist checks of logging to peer reviews of drill hole logging on completion of drilling. • Infill drilling from surface, underground mapping and drilling, pit mapping, relogging of drill holes and new structural interpretations have all been used to improve the confidence in the structural and geological models at Oyut over the last 10 years. • The structural and geology model form the basis of geotechnical assessments and the domaining used in resource estimation as illustrated in Figure 7. • The greatest risk factors to the geology models are the structural interpretation and the geometry and extents of late barren dykes.


VA 1
IGN 2
QMD 3
HWS 4
BIGD 5
CAD 6
RHY 7
BAD 8
Central Oyut
Bridge Zone
West Oyut
Southwest Oyut
Wedge Zone
South Oyut
Solongo
Far South
4764000 N
4762000 N
650000 E
651000 E
1km

Figure 7 Plan section at 1000 m elevation showing geological model of the Oyut deposit including drill holes (grey) and fault blocks (black) – Oyu Tolgoi

Lithology legend: Va: augite basalt, Ign : ignimbrite, Qmd: quartz monzodiorite, HWS: hanging wall sequence, BiGd: biotite granodiorite, And: hornblende andesites and dacites, Rhy: rhyolite.

Dimensions	• The dimensions the Oyut deposits are characterised by an overall pipe-like geometry that has a vertical extent in excess of 700 m. The high grade core of the block is about 250 m in diameter and the low grade shell extends for about 1,500 m x 2,700 m x 1250 m.
Estimation and modelling techniques	• The deposits are domained using a combination of structure, and geology. For the Oyut deposit, no grade shells were used for domaining except an arsenic grade shell. Domains are constructed using the thirteen fault blocks, the major lithologies and the oxide surface. Analysis of contact grade profile plots is used to determine if domain boundaries were treated as soft, firm or hard. • Data is composited to 8 m prior to estimation.

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Appendix 1

Notice to ASX 48 / 105

- Exploratory data analysis looks at histograms, cumulative frequency plots, descriptive statistics and box plots.
- Variography was undertaken on composite files using correlograms.
- Estimation is completed for: grade variables (Cu, Au, Ag, Mo), deleterious variables (As, C, F, Fe, S), heap leach variables (Al, Ca, K, Mg, Na, Ti) and market variables (Bi, Cd, Pb, Sb and Tl).
- Variables are estimated into 20 m x 20 m x 15 m parent blocks (with sub cells to 5 m x 5 m x 5 m) using ordinary kriging and limited to estimating blocks flagged with the same mineralised lithological unit. Outlier restriction and thresholds are used to prevent excessive smearing of high grades. Samples top cut per domains varies from zero to 17 samples and the distribution of percentiles cut varies from the 95.4th to 99.9th percentile.
- Search ellipsoids are oriented preferentially to the orientation of the fault blocks and increase in size across three estimation passes. The same search ellipsoids were used for all variables where possible to maintain correlations
- The table below summarises the search parameters used.

Variable	Pass	Min # of Composites	Max # of Composites	Max # of Samples per hole	Minimum # of holes	Search Ellipsoid		
Cu, Au, Ag,Mo	1	6	18	5	3	180	120	60
	2	6	18	5	2	360	240	120
	3	2	15	5	2	480	320	160
C,F,Fe,As,S	1	7	15	5	3	180	120	60
	2	5	15	5	2	360	240	120
	3	2	15	5	None	480	320	160
Al,Ca,K,Mg,Na,Ti	1	7	15	5	3	180	120	60
	2	5	15	5	2	360	240	120
	3	2	15	5	None	480	320	160
Bi,Cd,Pb,Sb,Tl,Zn	1	7	15	5	3	180	120	60
	2	5	15	5	2	360	240	120
	3	2	15	5	None	480	320	160

- Validation of the model was carried out using visual inspection of the results, a nearest neighbour estimate to determine potential bias and through histograms, probability plots and swath plots. Overall the validation shows that the estimations accurately reflect the input data, and neither global bias or local bias has occurred.

Moisture

- All tonnages are estimated and reported on a dry basis.

Cut-off parameters

- The Oyut open pit Mineral Resources cut-off is 0.25% copper equivalent. The copper equivalence formula is: CuEq = Cu+((Au*AuPrice*0.03215*AuRec/CuRec) + (Ag*AgPrice*0.03215* AgRec/CuRec)) / (CuPrice*22.0462).
- Average Mineral Resources recoveries (Rec) are 78% for copper, 67% for gold and 53% for silver. The formula is calculated on individual block grades for copper, gold and silver.
- The elements included in the metal equivalents calculation have reasonable potential to be recovered and sold.

Mining factors or assumptions

- The Oyut open pit is being mined as a conventional truck-shovel open pit operation. Reconciliation data confirms that assumptions applied to the Mineral Resource estimation are reasonable.

Metallurgical factors or assumptions

- Metallurgical assumptions have been made on the basis of comminution (throughput) and flotation (recovery) metallurgical test work and operational performance.
- Average recoveries are 78% for copper, 67% for gold and 53% for silver.
- Historical reconciliation data is available to confirm assumptions at Oyut.

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Appendix 1

Notice to ASX 49 / 105

Environmental factors or assumptions	• Part of the waste from the open pit is potentially acid forming and will either be used in construction of the tailings storage facility or dumped in an appropriately controlled and identified waste dump on site. • Tailings from the operation will also be potentially acid forming and will be stored in an appropriate tailings storage facility to ensure no long term acid rock drainage issues.
Bulk density	• Dry bulk density is determined by calliper and immersion techniques for 20 cm lengths of core, sampled every 10 m down drill holes. Porous samples are measured with a paraffin wax coating. There is an extensive database of density measurements for all the Oyu Tolgoi deposits and their variations in lithology, alteration and mineralisation. • The dry bulk density measurements are used to estimate density in the block models and use an ordinary kriging estimation method. The bulk density estimations use the same search ellipsoids and search passes as the grade variables, and the below kriging parameters.

Variable	Pass	Min # of Composites	Max # of Composites	Max # of Samples per hole	Minimum # of holes	Search Ellipsoid		
Density	1	6	16	5	3	180	120	60
	2	6	16	5	2	360	240	120
	3	2	15	5	1	480	320	160

Classification	• Classification is based on a combination of drill spacing, visual inspection of geological and grade continuity, spatial statistics and determination of confidence limits in predicting planned annual production. • Block confidence classification is based on two initial operations: 1. Preliminary block classification using a script based on distance to a drill hole and number of drill holes used to estimate a block. A three-pass inverse distance squared (ID^2) estimation of copper composites was used to capture the distance from a block centroid to the nearest composites. 2. Generation of probability model for the three confidence categories. Using a threshold value of 50%, boundary polygons reflecting the three categories are manually digitised to smooth or to eliminate the inclusion of isolated blocks and incorporate geologic and grade continuity and then wireframed to code the model. • Following this, the following criteria were applied: • Measured Mineral Resources: ○ A three-hole rule was used: three or more composites from three or more drill holes, from three different search octants, all within 50 m and at least one composite within 35 m of the block centroid. ○ Measured Mineral Resources are informed by an average drill hole spacing of 20 m to 35 m • Indicated Resources: ○ A two-hole rule was used two or more composites from different holes and one hole within 45 m of the bock centroid. For the Southwest Oyu deposit, the two holes needed to be within 75 m with at least one hole within 55 m of the block centroid. ○ Indicated Mineral Resources are informed by an average drill hole spacing of 30 m to 40 m. • Inferred Mineral Resources: ○ All blocks with an ordinary kriged copper grade that did not meet the classification criteria for Measured or Indicated Mineral Resources were assigned to Inferred Mineral Resources if the block centroid was within 150 m of a composite. ○ Inferred Mineral Resources are informed by an average drill hole spacing of 90 m. • Blocks were constrained by solids generated using sectional interpretation and the block probabilities. • The Competent Person is satisfied that the stated Mineral Resource classification reflects the relevant factors of the deposit.
Audits or reviews	• Mineral Resource estimates have been audited by SRK acting for Rio Tinto Risk Assurance in 2012 and 2013 and received a Satisfactory rating in 2013. • Mineral Resource estimates were also considered in an internal audit on Production Reporting and Reconciliation in 2013 and received a Satisfactory rating.

49

Appendix 1 Notice to ASX 50 / 105 50 • No high rated findings were made in any of the above audits and the majority of findings had a low rating. • All stages of Mineral Resource estimation have undergone an external review process and were endorsed, the most recent audit for the 2024 Mineral Resource was completed by Derisk Geomining Consultants (May to November 2024). • The most recent R&R audit was a Rio Tinto Resources & Reserves audit that was conducted in 2021 using external reviewers, SRK. There were no high-risk outcomes from the audit. The agreed audit actions are completed and verified. Discussion of relative accuracy/ confidence • The Competent Person considers the classification applied to the Mineral Resources adequately reflects the level of confidence in the geological model and resource estimate. Section 4: Estimation and Reporting of Ore Reserves Criteria Commentary Mineral Resource estimate for conversion to Ore Reserves • The Oyut open pit Ore Reserves estimate is based on the 2024 Mineral Resource model. No material changes have been made (or are available) to the resource model since this date. • Mineral Resources are stated exclusive of Ore Reserves. Site visits • The Ore Reserves Competent Person has been employed by Rio Tinto for a significant period and has visited site several times in recent years. Study Status • The Oyut open pit has been in continuous operation since 2012, with the Ore Reserves estimate and life of mine plan reviewed and updated annually. These processes include: o Reconciliation of operating parameters and review of input assumptions into the planning processes. o Retesting and confirming that the Ore Reserves estimate remains economically viable. • Studies to validate future tailings storage facility designs and stacking methods are currently underway. These studies are scheduled for completion in 2026 and will be delivered at a prefeasibility level of detail. Around thirty percent of the Ore Reserve tailings storage requirements are met by existing facilities. Additional future facilities are planned adjacent to the current infrastructure on the Entree JV lease and are expected to be constructed using the same methods as the existing facilities. • Geotechnical slope design criteria were last updated in 2024, incorporating new geological, geotechnical, and hydrogeological data to enhance slope stability and ensure safety for current and future mining phases. Further updates incorporating additional drilling data are scheduled for 2026. • All modifying factors are supported by studies at a prefeasibility level or better. The only exception is the future tailings storage facilities, which remain at a lower level of definition as noted above. Cut-off parameters • The NSR value of a block serves as a proxy for the cut-off grade, enabling the ranking of mineralised parcels and their classification as ore or waste. The cut-off strategy is based on the following criteria: • The NSR value of a block must be greater than the NSR cut-off (hurdle rate) for it to be classified as ore. • NSR block values includes allowance for metallurgical recovery, smelter deductions, transportation of concentrate, smelter treatment and refining charges, royalties, smelter and refinery payment terms for metal and deleterious element content, and assumptions for metal pricing. • NSR cut-off (hurdle rate) includes processing costs, general & administration costs, and mining costs for stockpile reclaim (assuming low grade material is stockpiled until later in the mine life when it is reclaimed and fed to the processing plant). • Processing costs and therefore NSR cut-off vary based on geometallurgical ore type.

Appendix 1 Notice to ASX 51 / 105 51 Mining factors or assumptions • Ore Reserves are currently mined and will continue to be extracted through open-pit hard rock methods, utilising conventional drill and blast and load and haul practices. • Input assumptions for mine planning across the various planning horizons are taken from operational experience and have a high level of confidence • Geotechnical confidence in slope design criteria used for inner phases is high with a high level of operational control in implementation and good reconciliation against actual. Long term slope design criteria for ultimate pit limits leverage this analysis and reconciliation, with ultimate pit limits being within 100 m to 150 m of current operational walls in many areas. Slope design criteria for use in ultimate pit designs were last updated in 2024, they are at a prefeasibility study level of confidence. • Mining dilution and recovery are estimated through the regularised 20 m x 20 m x 15 m blocks of the Mineral Resource block model. The Ore Reserve model does not include any additional tonnage or grade factors. The annual reconciliation of model performance against actual indicates that this approach is appropriate. • Minimum mining width for the largest digging units (Bucyrus 495 electric Rope Shovels) is 60 m. For planning purposes a minimum mining width of 130 m is used for maximum productivity and an average of 100 m targeted for long term phase design. • Inferred Mineral Resources are not included in the pit optimisation, mine planning or production scheduling that underpin the Ore Reserves statement. • Other than sustaining equipment replacements, mining infrastructure required to produce the Ore Reserves currently exists. Metallurgical factors or assumptions • Oyu Tolgoi employs a conventional crushing, milling, and flotation process, which is well understood and has proven effective for the orebody. Extensive metallurgical test work and actual plant performance confirm the ore’s suitability for this processing method. The concentrator was commissioned in 2013, with first concentrate produced from open-pit feed. • Initially diamond drill core comminution and flotation test results were utilised to develop metallurgical models representing different metallurgical domains that were considered representative of the orebody. Extensive metallurgical testwork and geometallurgical analysis of operational performance was undertaken in 2017 and 2018 to support an update to oretype definition and recovery response. Recovery response was further updated in 2021 on the basis of EOY 2020 annual reconciliation results to further refine forecasting of blended ore recovery. • The metallurgical models predict product tonnage and grade parameters including deleterious elements. Average processing recoveries for Oyut open pit Ore Reserves are: 75.5% Cu, 62.4% Au, 54.4% Ag. Environmental factors or assumptions • To meet its environmental and social obligations and commitments, Oyu Tolgoi LLC completed a comprehensive Environmental and Social Impact Assessment (ESIA) for the Project in 2012. An updated detailed environmental impact assessments (DEIAs) was completed in 2016. • Tailings from the operation will be potentially acid forming and will be stored in tailings storage facilities which are managed according to Rio Tinto and Australian National Committee on Large Dams (ANCOLD) Standards on tailings management and which conform to the requirements of the Global Industry Standard on Tailings Management (GISTM). • Tailings storage facility (TSF) No. 1 and No. 2 are located on the Oyu Tolgoi Mining Licence area and have sufficient tailings storage capacity until 2034. Additional tailings storages facilities are currently planned for the Entrée joint venture mining licence areas. • Potentially acid forming (PAF) waste is selectively placed and encapsulated within the dump to mitigate any risk from acid rock drainage (ARD). PAF is encapsulated with a minimum 10 m distance from the final recontoured surface slope and 1.5 m on the top of the final landform. Infrastructure • All infrastructure to support extraction of the Ore Reserve is in place, this includes: o Power transmission lines from China with substations on site. o Mineral process plant with nominal capacity of 100 ktpd, commissioned and operated since 2013. o Water abstraction rights to support site operations. o Road to China upgraded for freight and concentrate shipping. o Khanbumbat airport.

Appendix 1 Notice to ASX 52 / 105 52 o Accommodation and offices central heating plant. o Open pit truck shop complex, fuel storage and an operations warehouse. o Information & communications technology systems. Costs • Capital costs are based on actuals and detailed projections through the project period. • Operating costs have been built up from material take offs based on the detailed mine design and operating plan. • Transportation and refining charges are based on contracts in place. • Royalties based on a formal government agreement. • Deleterious element penalties for arsenic and fluorine are applied in the business model. The blend of open pit and underground material is designed to keep mill feed below rejection limits during periods of higher arsenic production from the open pit. Revenue factors • Metal prices used are provided by Rio Tinto Economics and are generated based on industry capacity analysis, global commodity consumption and economic growth trends. A single long term price point is used in the definition of ore and waste and in the financial evaluations underpinning the resources statement. The detail of this process and of the price points selected are commercially sensitive and are not disclosed. • Exchange rates are based on internal Rio Tinto modelling of expected future country exchange rates. • Rio Tinto makes an assessment of an appropriate country-specific discount rate to use and this rate is applied in the business’ financial model. Market Assessment • Oyu Tolgoi concentrate product is sold through the Chinese market. The rejection limits placed upon deleterious elements by Chinese government and customers are used to control mine schedules such that these limits are not breached. • The commercial terms Oyu Tolgoi receives continue to be in line with conditions on the international concentrates market. • The copper concentrate sales and marketing division of Rio Tinto has identified and established long term contracts with customers. • With increased volume in outer years, further efforts will continue to refine the processes needed to ship copper concentrate from the mine to Oyu Tolgoi’s customers in large volumes. Economic • Mine economics have been evaluated using the discounted cash flow method, mid-year discounting and taking into account copper/gold concentrate production and sales. Sensitivities to price, operating costs, capital costs, foreign exchange and discount rate are evaluated. • The economic evaluation confirms the economic viability of the Ore Reserves. Social • All statutory approvals, licences, and permits required for the operation of the Property are current and actively maintained. This includes approvals for mining and processing activities, as well as for mineral waste disposal and tailings management. • Continuous monitoring and reporting frameworks are in place to maintain adherence to environmental, safety, and operational standards. Other • The following key agreements relating to the development and operation of the Project have been entered into by Rio Tinto, the Government of Mongolia, and other entities and have an impact on Rio Tinto’s interest in, and obligations relating to the Oyu Tolgoi Property: o Investment Agreement dated 6 October 2009, between the Government of Mongolia, Ivanhoe Mines Mongolia LLC (now Oyu Tolgoi LLC), Ivanhoe Mines Ltd (now Turquoise Hill Resources Ltd, a wholly owned subsidiary of Rio Tinto Group), and Rio Tinto in respect of Oyu Tolgoi (Investment Agreement or IA). o Amended and Restated Shareholders Agreement (ARSHA) dated 8 June 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC. Erdenes MGL LLC subsequently transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the ARSHA to its subsidiary, Erdenes Oyu Tolgoi LLC. o Power Source Framework Agreement (PSFA) dated 31 December 2018, between the Government of Mongolia and Oyu Tolgoi LLC, including the amendment to the PSFA dated 18 June 2020.

Appendix 1 Notice to ASX 53 / 105 53 Classification • Given the level of confidence in the Ore Reserves modifying factors, material within the detailed ultimate pit design is converted to a Proved Ore Reserves if it has a Measured Mineral Resources classification and Probable Ore Reserves if it has an Indicated Mineral Resources Classification. • Inferred Mineral Resources are not considered in the estimation of Ore Reserves. • Stockpile balances are classified as Probable Ore Reserves to reflect the marginal nature of some of the low grade material which carries some risk associated with assumptions around price, recovery and cost. Audits or reviews • In 2021, Rio Tinto Group Internal Audit facilitated a third-party audit of 2020 Reserves and statements. All audit findings were addressed, and corrective actions have been fully implemented. Discussion of relative accuracy/ confidence • Over 10 years of operational experience and reconciliation underpin strong confidence in forecasting future production and operating costs. • Annual production has historically reconciled within ±10% of Ore Reserves estimates for tonnage and copper/gold grades. This performance demonstrates a robust and reliable Ore Reserves estimation process. • Modifying factors exhibit accuracy and consistency typical of deposits with long operating histories or prefeasibility level studies.

Appendix 2 Notice to ASX 54 / 105 54 Rio Tinto Copper – Kennecott Bingham open pit JORC Table 1 The following table provides a summary of important assessment and reporting criteria used for the reporting of Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. Section 1: Sampling Techniques and Data Criteria Commentary Sampling techniques • Sampling techniques related to Mineral Resource estimation have been either churn or diamond drill core. Since the 1950s, all drilling has been diamond core, either as PQ, NQ, or HQ in size. • Sample intervals can range from 0.3 m to 3.6 m, with 3 m being the standard length. Core is sawn in half with half the core assayed for Cu, Mo, Ag, and Au. The average core sample is 10 kg, which is then split to 1000 g for pulverisation and a 100 g pulp is generated for assay (30 g for fire assay, 5 g for AA). Drilling techniques • The deposit is defined by a program of churn drilling (7%) from 1910 to 1958 and diamond core drilling (93%) drilled from 1945 to 2025. Diamond drilling is ongoing. • Oriented core drill holes for geotechnical studies were drilled between 1998 to 2006 and represents 2% of core drilled. Orientation method used were clay impression, Long Year scribe, and Easy Mark. In 2006, acoustic televiewer (ATV) was implemented to collect geotechnical information. • Since the end of churn drilling by 1958, the drilling methodology has not changed. Drill sample recovery • Since 1980, the interval length and amount of core recovered has been recorded as part of the standard geotechnical data collection. • Drilling methodology has been improved to maximize core recovery. Triple tube drilling techniques are used in contemporary drilling to preserve in situ conditions. Drilling methods have resulted in 90% of the core with greater than 80% core recovery. • The sample recovery methodology has not changed since 2016. Logging • Since the 1970s, standardised Kennecott logging systems have been used for all drilling which includes collection of lithology, alteration, structure, veining and mineralisation. • Since 1980, the core has been photographed and geotechnically logged; this represents 65% of cored drilled. • Starting 2007, the use of ATV imaging for structure orientation have been collected where hole conditions allowed. Since the logging started, 73% of the metres drilled have been logged, which represents 17% of the total metres drilled. • The logging methodology has not changed materially since 1980. Sub-sampling techniques and sample preparation • Pre 1980, core was hand split. Since 1980, core has been sawn in half. One half is sent for assay; the other half is stored at the Kennecott operation. • Samples are sent to a commercial lab for preparation and assay. Samples are crushed to minus 2 mm, and a 1000 g sample split is pulverised to generate four sample pulps. These pulps are used for a Au assay, for a Cu, Mo and Ag assay, and for a composite multi-element assay; the fourth is returned to Kennecott. The reject sample material (<2 mm) is returned to Kennecott. • The sub-sampling methodology has not changed since 1980 when core sawing began. • The Competent Person considers that the sample sizes and sampling methods are appropriate for the style of mineralisation. Quality of assay data and laboratory tests • Current QA/QC procedures have been in place since 1989. The acQuire data management database system has been used since 2000. Pre 1989 data, key holes have been twinned or re-assayed from original pulps using current sampling and assay procedures. • Duplicate samples of the second half of core are generated for every 40th sample. • Matrix matched pulp CRMs are inserted every 20th sample. • Blank samples of barren quartzite are inserted every 40th sample. • A sample duplicate from the coarse reject material is assayed every 20th sample. • Cu, Mo and Ag are assayed by HNO3-HClO4-HF-HCl digestion and ICP-AES analysis. Au is assayed by fire assay fusion with an AAS finish for one assay-ton. • The assay methodology has not changed since 2015, when ICP-AES analysis was implemented. Prior to 2015, Cu, Mo and Ag detection was by AAS. Au assaying has been consistent through this period, by 30 g fire assay.

Appendix 2 Notice to ASX 55 / 105 55 • Analysis of the performance of certified standards, duplicates, blanks and third-party check assaying has indicated an acceptable level of accuracy and precision with no significant bias or contamination. Verification of sampling and assaying • For all intercepts above certain thresholds (2% Cu, 0.4%, Mo, 2.83 g/t Au, 2.83 g/t Ag) an additional sample pulp is generated and assayed from the coarse reject material. • Mineral Resources and Ore Reserves standard operating procedures (SOP) documents are used for data handling, processing, storage and validation processes. • There is no adjustment to drill hole assays. There is a lab ranking for samples assayed by more than one lab and the most appropriate assay is stored as the primary assay. • The sample validation methodology remains unchanged since at least 1994. Location of data points • Since 1998, GPS survey is used to locate drill hole collars. Between 1940 and 1998, traditional survey instruments were used to determine collar locations. A local grid system (Bingham Mine grid) is used throughout the mine. The local grid has a counter-clockwise rotation of 31.98 degrees from true North. • Downhole surveys are currently completed by two or three methods: o Since the 1960s, a single shot or multi shot tool is used to survey all drill holes at 61 m intervals. o Beginning in 2006, selected holes were also surveyed with a magnetometer accompanying an ATV instrument, and since 2008 most holes are also surveyed by ATV. o Since 1995, a gyro survey tool is used to complete a survey for the entire drill hole length after the drill hole is completed. • All surveys are reviewed and generally the gyro method is selected unless the other method(s) indicate that the gyro survey is erroneous. In this case the next most accurate survey method is selected and loaded into the database. • Pit topography is kept updated by local surveys that track daily mining advances. • Survey data quality and accuracy are ensured through validation against established pit surfaces using GPS control, regular full‑pit drone photogrammetry, frequent surface updates, multiple data capture methods (including drones, Light Detection and Ranging (LiDAR), Global Navigation Satellite System (GNSS), and equipment GPS), and defined QA/QC processes before distribution. Data spacing and distribution • Drill spacing is approximately 90 m to 100 m. • Assay intervals are composited to 8 m for model estimations. • The data spacing and distribution is deemed sufficient by the Competent Person to establish geological and grade continuity appropriate for the Mineral Resources classification applied. Orientation of data in relation to geological structure • Both vertical and angled drilling are used to delineate mineralisation. Porphyry mineralisation is disseminated and does not display a strong preferred orientation or structural control. • Drill hole orientations are designed to best delineate mineralisation, though collar placement is dependent on mine accessibility and must be oriented accordingly. Sample security • Laboratory samples are cut and placed onto crates or pallets and transported by locked trucks to a commercial lab for sample preparation and assay. • A Bolt Seal Chain of Custody form is filled out on site and includes date, bolt seal number, driver, and any relief drivers. A copy of the Bill of Lading (BOL) and chain of custody form are made and sent with the driver. • Upon receipt of cargo, the laboratory manager confirms the date and time received, whether the bolt seal is unbroken, and bolt seal number. The lab receiver signs the Chain of Custody and emails a copy to Kennecott. • Individual samples are weighed before shipment and by the receiving commercial lab. Sample weights are cross checked and verified by Kennecott. • One half of core and assay pulps are retained in a secure core warehouse in Salt Lake City, Utah. Audits or reviews • The following reviews have been completed on sampling: • Rio Tinto Corporate Assurance Internal Audit of Resources and Reserves (2023). o Review on the Copper Reconciliation Process at Bingham Canyon Mine (2011). o Sampling procedures have been reviewed and audited by external sampling experts, most recently in 2010 (AMEC). o Review of Sampling, Sample Preparation and the Central Analytical Laboratory (2009). • No material findings were made, and these reviews concluded that the fundamental data collection techniques are appropriate.

Appendix 2

Notice to ASX 56 / 105

Section 2: Reporting of Exploration Results

<table>
<tr><th>Criteria</th><th>Commentary</th></tr>
<tr><td>Mineral tenement and land tenure status</td><td>• The Bingham Canyon Mine is wholly owned by Kennecott (Kennecott's legal name is Kennecott Utah Copper LLC).
• Kennecott has the authority to mine the Mineral Resources and Ore Reserves identified in this document under existing agreements. Kennecott also acquired several mineral leases and unpatented lode mining claims located in Tooele, Salt Lake and Utah Counties from Kennecott Exploration Company in 2021.</td></tr>
<tr><td>Exploration done by other parties</td><td>• No exploration by other parties has been done in the core area of Bingham Canyon.
• Various companies since 1870 have worked around the core of the Kennecott holdings. As properties were acquired, exploration information was obtained and incorporated into the ore body knowledge.
• Since 2009, Rio Tinto Exploration has performed brownfield exploration in and near the deposit.</td></tr>
<tr><td>Geology</td><td>• The Bingham Canyon deposit is a classic porphyry copper deposit containing economic values of copper, molybdenum, gold, silver, and historic lead and zinc production. Peripheral copper-gold skarns, lead-zinc fissures, and disseminated and placer gold deposits are also associated with this copper porphyry system. The most recent publication devoted to this deposit is contained in the Society of Economic Geologist, Inc, 2012, Special Publ. # 16, pp. 127-146. The deposit has been extensively studied both economically and academically over the past 100 years and is considered a deposit that defines copper porphyry systems.</td></tr>
<tr><td>Drill hole Information</td><td>• Drilling data summary is provided in the table below and a plan view of the drill hole collars is shown in Figure 8:
<table>
<tr><th rowspan="2">Year</th><th colspan="2">Diamond</th><th colspan="2">Churn</th></tr>
<tr><th>Number of holes</th><th>Metres</th><th>Number of holes</th><th>Metres</th></tr>
<tr><td>1906-1979</td><td>482</td><td>236,083</td><td>181</td><td>49,785</td></tr>
<tr><td>1980-1999</td><td>248</td><td>107,592</td><td></td><td></td></tr>
<tr><td>2000-2022</td><td>817</td><td>366,295</td><td></td><td></td></tr>
<tr><td>Total</td><td>1547</td><td>709,970</td><td>181</td><td>49,785</td></tr>
</table>
• Size of diamond core is as follows: AX/BX – 12%, NX/NQ – 28%, HQ – 54%, PQ – 6%</td></tr>
</table>

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Appendix 2 Notice to ASX 57 / 105 57 Figure 8 Current pit drill hole intersections including those contained within the Ore Reserve pit – Kennecott Bingham Canyon open pit Data aggregation methods • Not applicable as no Exploration Results are being reported. Relationship between mineralisation widths and intercept lengths • Downhole intercepts are reported as true width due to disseminated mineralisation that has no preferred orientation. Diagrams • Kennecott location and facilities are shown in the body of this release. • Figure 8 in the ‘Drill hole Information’ section shows a plan view of the drill holes. • Figure 9 in the ‘Geological Interpretation’ section shows a cross section with geology and copper grade zones. • Figure 10 in the ‘Estimation’ section shows an example cross section through the deposit. Balanced reporting • Not applicable as no Exploration Results are being reported. Other substantive exploration data • No additional exploration data to report. Further work • Studies continue to evaluate the potential to mine the extensive porphyry and skarn mineralisation beyond currently reported Mineral Resources and Ore Reserves ultimate pit.

Appendix 2

Notice to ASX 58 / 105

Section 3: Estimation and Reporting of Mineral Resources

Criteria	Commentary
Database integrity	• All drilling data is securely stored in acQuire, a geoscientific information management system managed by a dedicated team within Kennecott. The system is backed up daily. • Estimation data is digitally compared to the data extracted for the previous model to check data integrity. • All collar, survey, assay and geology data loaded to the database are manually verified against original documents. Validation is documented with signoff documents and included as part of the annual Mineral Resource model documentation. • The database access is controlled and managed by the Geology department. • The database includes data validation for text-based and numeric fields against a list of accepted values. This list is managed by the modelling geologist and is user restricted. Other validation includes checks for missing or overlapping logging intervals, total depths checks and null and negative assay values.
Site visits	• Mineral Resource Competent Persons are located on site.
Geological interpretation	• There is high confidence in the geology interpretation. Past mining has created over 1.3 km of vertical geology exposures. Geology mapping has been performed since 1926, and historic maps are available on site. • Diamond drilling, structural data and pit mapping are used to build the geology model. • The geology model consists of 62 lithology units, which are then grouped into seven geology domains for statistical analysis and grade estimation, namely: quartzites, quartz monzonite porphyry (QMP), monzonite (MZ) and porphyritic quartz monzonite (PQM), latite porphyry (LP), quartz latite porphyry (QLP), limestones (Jordan, Commercial, Lark, Abed, Bbed) and hornfels beds below the Jordan Limestone (Figure 9). • In addition to the geology model, mineralisation style domains and grade zone domains are modelled. The mineralisation style domains consist of porphyry style mineralisation, sedimentary sequence (above and below the Midas Thrust) and syn/late mineralisation dykes. Grade zones are modelled using the following grade thresholds: Cu – 0.15% and 0.55%; Mo – 0.02%, 0.09% and 0.25%; Au – 0.010 opt and 0.030 opt, Ag – 0.150 opt and 0.040 opt. These thresholds were defined based on analysis of the grades' populations considering different subsets of data and identifying possible breaks in the populations. Blast hole assay values, where available, are used to help define the grade zone domains.  Legend DUMP KBX QLP LP QMP MZ BGLT MFAY CONG WIN PARN COMM LARK Bingham Quartzite JORD SJLS ILSU ILSL HLLS ABED BBED CBED DBED EBED Butterfield Quartzite Cu Grade Domains Cu_0.15 Cu_0.55 6000 4000 2000 -0 A A' 0ft 4000ft **Figure 9 Cross section (looking east) showing geology and copper grade zones – Kennecott Bingham Canyon open pit**
Dimensions	• The deposit is contained within a 4.5 km x 4.5 km area with a maximum thickness of 900 m and average overburden cover of 800 m.

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Appendix 2 Notice to ASX 59 / 105 59 Estimation and modelling techniques • The data is composited to 8 m lengths for each of the four economic metals (Cu, Au, Ag and Mo) and to 15 m for the secondary elements (As, Bi, Pb, Re and S) to provide the same data support for statistical analysis, broken on lithology. All domains mentioned above are flagged into the composites. Combinations of these domains are statistically analysed in specialized software to define domains for variography and estimation. • Grade estimation is controlled by domains. Estimation domains for Cu, Au, and Ag are defined based on the domains mentioned previously: seven geology domains, four mineralisation style domains, four grade zone domains for each metal and seven limb zones. Estimation domains for Mo are only defined based on four grade zone domains and six limb zones, as Exploratory Data Analysis has shown Mo grades are not controlled by lithology or mineralisation style. • Extreme value analysis is carried out for the estimation domains defined above. Histograms, probability plots and cumulative plots are used to identify breaks in the populations of grades. Extreme values are preferentially controlled by a “high yield restriction” ellipse The number of samples cut per domain and per variable varies from zero to 20 samples and the distribution percentiles of cut vary from 66.7th (in the domains containing fewer samples) to 99.8th. • For variography, estimation domains of grade zones, limb zones (mineralisation trends) and rock type (geology zones) are grouped as necessary to constitute stationary domains. For Cu, Au and Ag the typical approach is to group grade zones and limb zones, leaving rock type and mineralisation style domains as the consistent limiting variables. For Mo, experimental variograms are calculated for each limb zone, grouping grade zones, rock type and mineralisation style domains. Domain boundaries, except for the limestone rock type, are treated as soft, meaning that composites from adjacent grade zones can be used in estimation. • Estimation is carried out by ordinary kriging into parent cells for all economic (Cu, Au, Ag and Mo) and secondary (As, Bi, Pb, Re and S) elements. Multiple estimation passes are used with varying search distances, composite, and domains selections. A maximum of 3 composites per drill hole is used for the first pass and this restriction is not applied for the second pass. The estimation search volumes dimensions are based on multiples of the drilling spacing for the first pass (approximately 5 times the average drilling spacing) and: o Pass 1 - ordinary kriging using a minimum of 7 and a maximum of 15 composites. o Pass 2 - ordinary kriging using a search volume 50% larger in all dimensions and a minimum of 1 and a maximum of 10 composites. • Nearest neighbour estimates using the same set of composites and estimation domains as the ordinary kriging estimates are used to populate non-estimated blocks after passes 1 and 2. • Locally varying anisotropy is applied following the orientation of the porphyry mineralisation. • Grades are estimated into parent blocks using Maptek Vulcan. The block model size is 15 m x 15 m x 15 m (50 ft cube) with no subcelling. • The following validation was carried out on the 2025 resource model: o Swath plot analysis to check for trends and bias in data/estimates and evaluate smoothing. o Histogram comparison to check on variance of data versus estimation (smoothing). o Cumulative frequency comparison to evaluate smoothness of the model, variance, and bias. o Grade-tonnage curves to assess metal-at-risk. o QQ plots to evaluate bias in models versus the declustered database. o Visual validation of the block model against original input grades to identify any possible artifacts (Figure 10). o Reconciliation against production and against ore control model. • Validation is performed on the complete resource model and in the volume included in the life of mine plan (slice 1, slice 2 and Apex). • The validation checks performed confirm that the resource model validates well against input data and historical production. The ordinary kriging estimates are deemed satisfactory for reporting Mineral Resources. • Historically, a bias has been observed between Mo grades estimated from diamond drilling sample assays and mill sample assays. An adjustment is applied to resource model grades based on historical reconciliations. The adjustment for 2025 is (1.0838*Mo) - 0.001 when estimated Mo grades are greater than 0.05%; no adjustment is applied for Mo grades lower than 0.05%.

Appendix 2

Notice to ASX 60 / 105

	 A A' Cu (%) 0 0.005 0.07 0.15 0.35 0.5 0.8 1.2 Ore Reserve Ultimate Pit 0 250 meters **Figure 10 Cross section A-A' through the Bingham Canyon orebody showing copper mineralisation – Kennecott Bingham Canyon open pit**
Moisture	• All Mineral Resources tonnages are estimated and reported on a dry basis.
Cut-off parameters	• Cut-off grade for Mineral Resources is determined on a Waste/Ore Ranking (WOR) basis for total contained metal and recoveries through the Kennecott concentrator, smelter, and refinery, with associated processing and handling costs. • It is the company's opinion that all the elements included in the metal equivalent calculation have a reasonable potential to be recovered by Kennecott's milling, smelting and refining facilities and sold. • Average grades for the individual metals included in the metal equivalent calculation are shown in the Mineral Resources tabulations. • Copper equivalents have been calculated using the formula CuEq% = Cu% + ((Au g/t * Au price per gram * Au_recovery) + (Mo% * Mo price per tonne * Mo_recovery) + (Ag g/t * Ag price per gram * Ag_recovery)) / (Cu price per tonne * Cu_recovery).
Mining factors or assumptions	• The estimate assumes the continuation of open pit mining using the existing mining fleet.
Metallurgical factors or assumptions	• The metallurgical processes have been developed and optimised based on the long operating history of the deposit. • All process performance parameters (recoveries, concentrate grades including deleterious elements) are based on historical metallurgical test performance of 44 ore types. • Several decades of mineralogy characterisation work concludes that the deposit continues to be of a similar nature to the existing operation. • Average metallurgical recoveries used to calculate CuEq% are: %Cu %Au %Mo %Ag 88 69 65 71
Environmental factors or assumptions	• The Bingham Canyon mine is an historical operation managed under Utah regulatory approval. All approvals and permits necessary to mine the Mineral Resources have been obtained and are expected to be maintained.
Bulk density	• Specific gravity/bulk density is determined by the water displacement method using sealed core, volumetric of dry core samples, and gridded rock sampling across the pit and from diamond drilling. • The current density dataset includes measurements from 1974 through 2025. There are 16,305 density measurements in the dataset. All density values are stored in the acQuire database. A density zonation model is completed based on rock type and alteration (metamorphism and oxidation) as a general proxy for varying densities in a rock type. High or increased metamorphism causes the sediments to be denser. As one moves away from the Bingham Canyon intrusive (heat source for metamorphism), sediment becomes less altered and thus dense. Oxidation of the sulphide is a secondary event that can significantly change

60

Appendix 2 Notice to ASX 61 / 105 61 the density of the rock. The pyrite breaks down to sulphuric acid, which can leach the clastic rocks (quartzite, siltstone, limestone) and create a porous protolith. • Eight density zones are modelled and, in combination with rock types, average density values for each domain are assigned to the block model. • Bulk density within mineralised domains ranges from 2.36 to 2.87 t/m3. • Yearly mining reconciliation shows calculated tonnage from volume surveys to be within 5% of mine production. Classification • Mineral Resources are classified after consideration of understanding of the genetic model, assay and drilling quality and confidence in estimation parameters. Mineral Resources classification is determined by drill hole spacing. The average distance from the three nearest composites to each block is used to calculate the average spacing between drill holes. • Each block is classified as Measured, Indicated or Inferred Mineral Resources according to the following average drill hole spacings: o Measured – average spacing less than 91 m between drill holes. o Indicated – average spacing between 91 m and 182 m. o Inferred – average spacing greater than 182 m between drill holes. • Finally, a categorical smoothing of the resource classification is performed to account for isolated blocks of a given category surrounded by different categories. • The Competent Persons are satisfied that the stated Mineral Resources classification reflects the relevant factors of the deposit. Audits or reviews • Mineral Resources audits/reviews that have been completed in the past seven years include: o Rio Tinto Internal Audit of Ore Reserves and Mineral Resources (executed by AMC) (2023). o External resource model audit by CRM-SA LLC (2022). o Internal database audit of 2021 model completed February 2022. o Fundamental Data – Extraction and Quality review of the resource database (2017). o Long Range Model (Resource model) Cu EDA (2017). o Rio Tinto Corporate Assurance Internal Audit of Resources and Reserves (2015). o Copper Group Peer Review (2015). o Rio Tinto internal review of Kennecott’s Integrated Studies Investment Committee requests for the South Pushback (2014 & 2015). o Review of the Mineral Resource and Ore Reserve procedures (2013). o External review of molybdenum grade adjustments (2014). • No material issues were raised in the audits, and all finding have been addresses. Discussion of relative accuracy/ confidence • Bingham Canyon open pit mine has been in operation since 1906. The Mineral Resources data collection and estimation techniques used are supported by reconciliation of actual production since 1989. • Reconciliation of actual production with the Mineral Resources estimates for the existing operational are generally within 10% for tonnage and copper grades. Section 4: Estimation and Reporting of Ore Reserves Criteria Commentary Mineral Resource estimate for conversion to Ore Reserves • The Ore Reserves model is based on the 2025 Mineral Resources model. • Mineral Resources are reported exclusive of Ore Reserves. Site visits • The Competent Person is located near the mine site and regularly visit the mine and plant sites. Study Status • The 2025 estimate is based on the pit slope design informed by the latest updates to geotechnical assessments and the mine plans for Slice 1 and 2, as well as the Apex prefeasibility study, while considering all material modifying factors. • All modifying factors are at least at prefeasibility study level. Cut-off parameters • Optimised life of mine production scheduling of phased mining designs is carried out using variable economic marginal cut-off grades based on performance of historical metallurgical ore types, product metals, operating cost projections and metal prices.

Appendix 2 Notice to ASX 62 / 105 62 • It is the company’s opinion that all the elements included in the metal equivalent calculation have a reasonable potential to be recovered by Kennecott’s milling, smelting and refining facilities and sold. • Copper equivalents have been calculated using the formula CuEq% = Cu% + (((Au g/t * Au price per gram * Au_recovery) + (Mo% * Mo price per tonne * Mo_recovery) + (Ag g/t * Ag price per gram * Ag_recovery)) / (Cu price per tonne * Cu_recovery). Mining factors or assumptions • The Bingham Canyon Ore Reserves continue to be exploited by open pit mining methods using conventional biodiesel/electric haul trucks and electric or hydraulic mining shovels. • The estimate assumes the continuation of open pit mining using the existing mining fleet. • As the deposit is well disseminated, ore boundaries are generally diffused; hence no recovery and dilution factors are applied in the estimation. This is supported by historical performance. • Geotechnical analysis and mine design optimization have advanced through updated models, feasibility studies, and continuous monitoring to manage slope stability and inform Ore Reserve additions. • The Ore Reserves production schedule was derived with Inferred Mineral Resources (approximately 1% of total) using an economically optimized mining sequence based on detailed phase designs and cut-off policy determined by constrained linear programming algorithms with the objective to maximise NPV. Sensitivity analyses confirm that the Ore Reserves production schedule remains economic without the inclusion of Inferred Mineral Resources. Inferred Mineral Resource are not reported as part of Ore Reserves. • Other than sustaining equipment replacements, mining infrastructure required to produce the Ore Reserves currently exists. Metallurgical factors or assumptions • The metallurgical processes have been developed and optimized based on the long operating history of the deposit. • All milling is done by the Copperton Concentrator’s four grinding lines consisting of three 10.4 m and one 11 m SAG mill each feeding two ball mills. Flotation is comprised of a bulk circuit having rougher, scavenger and cleaner lines feeding the Moly Plant where molybdenum disulphide concentrate is produced and bagged for toll roasting. A 25% copper concentrate is pumped 28 km to the Smelter where it is filtered and stockpiled. • The concentrate is smelted in a Flash Smelting Furnace (FSF) and then converted in a Flash Converting Furnace (FCF) operating in a single-line configuration separated by an intermediate matte stockpile. Two parallel furnaces further refine the copper and cast anodes which are railed to the Refinery. Smelter slag is milled and processed to recover metals. The Smelter converts 99.9% of the sulphur emitted from processing the copper concentrate feed into sulphuric acid which is also sold. Heat from the furnaces and the acid plant is used to co- generate about 60% of the Smelter's electric power needs. • At the Refinery, the anodes are interleaved with stainless steel cathode blanks in tank cells of acidic copper sulphate solution. Electric current is applied for about 20 days to dissolve the anodes and deposit 99.99% pure copper which is stripped from the reusable cathode and sold. Precious metals and impurities from the cathodes settle to the bottom of the cells. Gold and silver are recovered from the slimes by process of autoclaving, filtering, hydrochloric leaching and solvent extraction and cast into bars by an induction furnace. • All process performance parameters (recoveries, concentrate grades including deleterious elements) are based on historical performance of 44 ore types. • Several decades of mineralogy characterisation work concludes that the deposit continues to be of similar nature. Environmental factors or assumptions • Expansion of the existing Markham waste dump complex will be required for Apex waste material storage. Topsoil will be salvaged for closure and reclamation purposes before waste rock is dumped. • All approvals and permits necessary to mine the Ore Reserves have been obtained. Infrastructure • No significant changes to the existing infrastructure are required to mine Ore Reserves. • The mine’s power network, 44kV and associated power poles, will require relocation prior to major mining activities beginning. • The east tailings impoundment will be expanded to buttress the east abutment. • Other services will continue to be provided by the existing infrastructure. • The in-pit crusher was relocated ex-pit in April 2021 with an overland conveyor to deliver ore to the Copperton Concentrator. Costs • Development capital costs are based on the Apex prefeasibility study updated with estimates from the feasibility study in progress. Sustaining capital costs are based on estimates derived for each operating plant. Both estimates utilise historical plant data where available. • Operating costs are informed by current operations.

Appendix 2 Notice to ASX 63 / 105 63 • Estimates of prices for consumables are based on historical pricing and global commodity consumption and economic growth trends. • Transportation and treatment charges for existing facilities are based on historical and projected feasibility study estimates. • There are no royalty obligations. The estimate includes an allowance for Utah state severance tax cost of 2.5% of revenue. Revenue factors • Revenue projections are based on projected mill head grades, process recovery losses and product prices. • Metal prices used are provided by Rio Tinto Economics and are generated based on industry capacity analysis, global commodity consumption and economic growth trends. A single long term price point is used in the definition of ore and waste and in the financial evaluations underpinning the resources statement. The detail of this process and of the price points selected are commercially sensitive and are not disclosed. • Exchange rates are based on internal Rio Tinto modelling of expected future country exchange rates. Market Assessment • All Ore Reserves products, other than molybdenum, are sold on open markets with no long term contract commitments. Molybdenum is sold through contracts with roaster facilities. Economic • Economic inputs such as carbon pricing, inflation and discount rates are also generated internally at Rio Tinto. The detail of this process is commercially sensitive and not disclosed. • Economic evaluation of using Rio Tinto long term prices demonstrates a positive NPV for the Bingham Canyon Ore Reserves under range of price, cost and productivity scenarios. Social • The mining tenure is wholly owned, and all permits necessary to mine the Ore Reserves have been obtained. Other • Semi-quantitative risk assessments have been conducted throughout the various technical studies and for each operating plant, with all identified risks actively managed and controls in place for high-class risks. Classification • Measured Mineral Resources are classified as Proved Ore Reserves. • Indicated Mineral Resources are classified as Probable Ore Reserves. • Inferred Resources are not considered in the reporting of Ore Reserves. Audits or reviews • An internal audit of Mineral Resources and Ore Reserves was commissioned by Rio Tinto OBK Technical Assurance and executed by AMC in 2023. Actions were developed for all findings. • An external review of Mineral Resources and Ore Reserves was completed by the Rio Tinto Corporate Assurance Group in 2015 and all finding mitigating actions were completed in 2016. • An independent Mineral Resource and Ore Reserves audit was last completed in 2010 and resulted in low-level findings regarding documentation of procedures. • An external review of the Mineral Resources and Ore Reserves estimating processes and documentation was conducted in 2013 and concluded that the fundamental processes are appropriate. All audit findings have been fully addressed. Discussion of relative accuracy/ confidence • Historically, reconciliation of actual annual production with the Ore Reserves estimate is generally within 5% for tonnage and copper and gold grades. Prior to 2014, molybdenum could exceed 10% high but a regression analysis and adjustment to the molybdenum grade has resulted in reconciliation performance similar to copper and gold. Silver grade estimates can be in excess of 10% below mined grade due to the nature of mineralisation and drill spacing. • These results are indicative of a robust Ore Reserves estimation process. • Accuracy and confidence of modifying factors are generally consistent with a deposit with a long operating history or with prefeasibility level studies.

Appendix 3 Notice to ASX 64 / 105 64 Rio Tinto Copper – Kennecott Bingham underground JORC Table 1 The following table provides a summary of important assessment and reporting criteria used for the reporting of Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. Section 1: Sampling Techniques and Data Criteria Commentary Sampling techniques • Samples supporting the underground resource estimation are taken from split diamond drill core of PQ, HQ, and NQ diameters.   • Samples are split from whole core on intervals ranging from 0.3 m to 3.6 m.    Core is sawn in half with half the core assayed for Cu, Mo, Ag, and Au. The average core sample is 10 kg, which is then split to 1,000 g for pulverisation and a 100 g pulp is generated for assay (30 g for fire assay, 5 g for AA). Drilling techniques • The deposit is defined by a various diamond core drilled from 1956 to 2025 in various drilling campaigns from both the surface and underground. • Core is predominantly HQ in size but there is some PQ and NQ core samples as well. • Diamond drilling is ongoing. Drill sample recovery • Core recovery is recorded as part of standard logging procedures.    • Triple tube drilling techniques are used in contemporary drilling to preserve in situ conditions.  • Modern core recovery is typically greater than 80%, with varying historic rates.  Logging • Since the 1970s, standardised Kennecott logging systems have been used for all drilling which includes collection of lithology, alteration, structure, veining and mineralisation. • Since 1980, the core has been photographed and geotechnically logged; this represents 90% of cored drilled. • The logging methodology has not changed materially since 1980. Sub-sampling techniques and sample preparation • Pre 1980, core was hand split. Since 1980, core has been sawn in half. One half is sent for assay; the other half is stored at the Kennecott operation.   • Samples are sent to a commercial lab for preparation and assay. Samples are crushed to minus 2 mm and a 1,000 g sample split is pulverised to generate 4 sample pulps. These pulps are used for a Au assay, for a Cu, Mo and Ag assay, and for a composite multi-element assay; the fourth is returned to Kennecott. The reject sample material (<2 mm) is returned to Kennecott. • The sub-sampling methodology has not changed since 1980 when core sawing began. • The Competent Person considers that the sample sizes and sampling methods are appropriate for the style of mineralisation. Quality of assay data and laboratory tests • Current QA/QC procedures have been in place since 1989. The acQuire data management database system has been used since 2000. Pre 1989 data, key holes have been twinned or re-assayed from original pulps using current sampling and assay procedures. • Duplicate samples of the second half of core are generated for every 40th sample. • Matrix matched pulp CRMs are inserted every 20th sample. • Blank samples of barren quartzite are inserted every 40th sample. • A sample duplicate from the coarse reject material is assayed every 20th sample. • Cu, Mo and Ag are assayed by HNO3-HClO4-HF-HCl digestion and ICP-AES analysis. Au is assayed by fire assay fusion with an AAS finish for one assay-ton. • The assay methodology has not changed since 2015, when ICP-AES analysis was implemented. Prior to 2015, Cu, Mo and Ag detection was by AAS. Au assaying has been consistent through this period, by 30 g fire assay. • Analysis of the performance of certified standards, duplicates, blanks and third-party check assaying has indicated an acceptable level of accuracy and precision with no significant bias or contamination.

Appendix 3 Notice to ASX 65 / 105 65 Verification of sampling and assaying • Results are evaluated for overall grade, performance of standards, blanks, core duplicates, and lab duplicates, and re-tested when out of specification.   • Mineral Resource and Ore Reserves standard operating procedures (SOPs) document data handling, processing, storage, and validation.  • There is no adjustment to drill hole assays.  There is a lab ranking for samples assayed by more than one lab and the most appropriate external lab assay is stored as the primary assay.  Location of data points • Since 1998, GPS survey is used to locate drill hole collars. Between 1940 and 1998, traditional survey instruments were used to determine collar locations. A local grid system (Bingham Mine grid) is used throughout the mine. The local grid has a counter-clockwise rotation of 31.98 degrees from true North.    • With the exceptions of UD0004 and UD0005, all surface and underground downhole surveys since 2006 have been completed gyroscopically.  All others were surveyed magnetically.  Magnetic survey intervals (pre-2006) vary from 3 to 60 m typically.  Gyroscopic survey intervals in surface holes (2006 to 2009) are typically 3 to 6 m. Gyroscopic survey intervals in targeted underground drilling since 2015 are 7.5 m.     • Deviation in the current underground drill holes has been very minimal due to typically short hole lengths of 250 m or less, with very good geological coherence between holes.  Where rare disagreement between longer surface or historic holes and the current drilling is found, geological interpretation and wireframes are controlled by the current drill holes.    • Collar surveys for all holes are documented and are checked against pit geographic and underground as-built surveys. In the absence of misalignment between a collar and surface topography or underground as-built, all collars are assumed to be accurate.  Data spacing and distribution • The LCS and North Rim Skarn (NRS) deposits are defined by a total 428 drill holes.   • Underground drill holes occur at a variety of angles from flat to vertical. Surface drill holes are vertical to subvertical.   • Data spacing within the underground orebodies varies depending on location. Nominal drill hole spacing in the LCS and NRS deposits is less than 60 m for the majority of the Mineral Resource (Indicated Mineral Resource), with the remaining resource at a nominal spacing of 90 m (Inferred Mineral Resource).   Measured Mineral Resources spacing in the LCS deposit is 23 m while the NRS deposit currently has no Measured Mineral Resources. • All assay data in the Mineral Resource estimate is composited to 3 m intervals within rock types with smaller intervals maintained to honor rock type changes.  • The data spacing and distribution is deemed sufficient by the Competent Person to establish geological and grade continuity appropriate for the Mineral Resources classification applied. Orientation of data in relation to geological structure • Hole orientations vary between vertical, horizontal, and angled.    • Drilling is preferentially oriented to intercept both the hanging and footwall of the skarn beds. Due to limitations to drill locations some holes have been drilled parallel to sub-parallel to bedding. • Geological structures are usually targeted near perpendicular to provide control and true thickness of the structure.    • Hole orientation introduces no material bias to the final Mineral Resource estimate.  Sample security • Laboratory samples are cut and placed onto crates or pallets and transported by locked trucks to a commercial lab for sample preparation and assay. • A Bolt Seal Chain of Custody form is filled out on site and includes date, bolt seal number, driver, and any relief drivers. A copy of the Bill of Lading (BOL) and chain of custody form are made and sent with the driver. • Upon receipt of cargo, the laboratory manager confirms the date and time received, whether the bolt seal is unbroken, and bolt seal number. The lab receiver signs the Chain of Custody and emails a copy to Kennecott. • Individual samples are weighed before shipment and by the receiving commercial lab. Sample weights are cross checked and verified by Kennecott. • One half of core and assay pulps are retained in a secure core warehouse in Salt Lake City, Utah.

Appendix 3 Notice to ASX 66 / 105 66 Audits or reviews • The following reviews have been completed on sampling: o Rio Tinto Corporate Assurance Internal Audit of Resources and Reserves (2023). o Sampling procedures have been reviewed and audited by external sampling experts, most recently in 2010 (AMEC). o Review of Sampling, Sample Preparation and the Central Analytical Laboratory (2009). • No material findings were made, and these reviews concluded that the fundamental data collection techniques are appropriate. • A comprehensive external review of the NRS resource model was completed in November 2022 by Wood Group USA, with no key issues identified.   Section 2: Reporting of Exploration Results Criteria Commentary Mineral tenement and land tenure status • The LCS and NRS deposits are within the current operations of the Bingham Canyon Mine, owned and licensed to Kennecott (Kennecott’s legal name is Kennecott Utah Copper LLC). • Kennecott has the authority to mine the Mineral Resources and Ore Reserves identified in this document under existing agreements. Exploration done by other parties • Various companies since 1870 have worked around the core of the Kennecott holdings.  As properties were acquired, exploration information was obtained and incorporated into the current database. • Since 2009, Rio Tinto Exploration has performed brownfield exploration in and near the deposit.  Geology • The LCS and NRS deposits are located in the Bingham mining district southwest of Salt Lake City, Utah. The Bingham mining district is dominated by the Bingham Canyon copper- molybdenum-gold porphyry system, which consists of the Eocene monzonite-quartz monzonite Bingham Stock and deformed siliciclastic and carbonate country rock of the Palaeozoic Bingham Mine Formation. The underground resource is hosted in two main skarn beds. The LCS is hosted in mineralised skarn of the Lower Commercial limestone, while the NRS deposit is hosted in mineralised skarn of the Lower Jordan Limestone (LJLS). Both are units of the Lower Bingham Mine Formation. This unit is proximal to the Bingham Canyon porphyry system and has been altered to copper-gold hosting calc-silicate skarn through prograde metasomatism with localized retrograde massive sulphide and siderite. This unit has been variably folded and faulted prior to mineralisation, resulting in fold thickening and repetition of the units across faults.    The most recent publication devoted to this deposit is contained in the Society of Economic Geologist, Inc, 2012, Special Publ. # 16, pp. 127-146. The deposit has been extensively studied both economically and academically over the past 100 years and is considered a deposit that defines copper porphyry systems. • The LCS and NRS deposits lies in the footwall of the southwest dipping Midas thrust fault, west of the older northeast striking and steeply dipping oblique transverse Verona fault.  The LCS and NRS deposits are bounded to the south by the Bingham Canyon porphyry monzonite and the Midas fault, open to the north at depth.  Paleozoic country rock within the LCS and NRS are folded in an asymmetric anticline, slightly overturned to the east, with a gentle plunge to the north.    Drill hole Information • Drilling data summary is provided in the table below. Figure 11 to Figure 13 illustrate the location of the drill holes informing the underground Mineral Resources in relation to the open pit and underground Ore Reserve stopes.

Appendix 3 Notice to ASX 67 / 105 67 Year Diamond Number of holes Metres Collar location 1958-1975 42 56,734 Surface 1980s 110 20,955 Underground 1980-1999 19 13,670 Surface 2000-2025 99 101,266 Surface 2012-2025 158 40,947 Underground Total 428 233,572 Figure 11 Drill holes used for the LCS and NRS Mineral Resource estimation, in red, in relation to the Bingham Canyon open pit in gray. Current underground workings in purple. Location of Figure 12 in orange. Location of cross sections A'-A. Grid is in Bingham Mine grid and in scale in feet – Kennecott Bingham Canyon underground

Appendix 3 Notice to ASX 68 / 105 68 Figure 12 Plan view of the drill holes used for the LCS and NRS Mineral Resource model in red. NRS Ore Reserve stopes in dark blue and LCS Ore Reserve stopes light blue. Location of cross sections A’-A in orange. Grid is in Bingham Mine grid and in scale in feet – Kennecott Bingham Canyon underground

Appendix 3 Notice to ASX 69 / 105 69 Figure 13 Oblique view of the LCS and NRS Ore Reserve stopes with drill holes in red. Grid is in Bingham Mine grid and in scale in feet – Kennecott Bingham Canyon underground Data aggregation methods • Not applicable as no Exploration Results are being reported.   Relationship between mineralisation widths and intercept lengths • Holes are designed to preferentially perpendicular to the stratigraphy to eliminate orientation bias. However, availability of drill bays and complexity of the folding within the skarn beds results in infill drilling being parallel to sub-parallel to the bedding. This is addressed by limiting the number of samples per drill hole in the resource estimate as well as adjusting resource classification where contacts on the stratigraphy are unclear. Diagrams • Relevant diagrams are included in this Table 1. Balanced reporting • Exploration results have not been reported separately; therefore, this criteria category is not applicable.  Other substantive exploration data • No additional exploration data to report.   Further work • Studies continue to upgrade the remaining Mineral Resources and develop additional Ore Reserves.

Appendix 3

Notice to ASX 70 / 105

Section 3: Estimation and Reporting of Mineral Resources

Criteria	Commentary
Database integrity	• All drilling data are securely stored in an acQuire geoscientific information management system managed by a dedicated team within Kennecott. The system is backed up daily. • Estimation data is digitally compared to the data extracted for the previous model to check data integrity. • All collar, survey, assay and geology data loaded to the database are manually verified against original documents. • The database access is controlled and managed by the Geology department. • The database includes data validation for text-based and numeric fields.
Site visits	• The Mineral Resource Competent Person is located on site.
Geological interpretation	• There is high confidence in the geological interpretation of the primary controls on mineralisation and the ore/waste boundaries of the LCS and NRS deposits. • The mineralised host is stratigraphically controlled, and fault-bounded, with clearly distinguishable gangue mineralogy. • The northern fold hinge and overturned limb are poorly drilled and excluded from the Mineral Resource. • Verona and Midas faults are interpreted and included in the geological model. • Targeted drilling at multiple orientations provides the primary control of the geological interpretation. The geological interpretation honours the drill hole data and is stratigraphically and structurally coherent. • Wireframes representing primary geological domains provide the primary control of Mineral Resource estimation domains as illustrated in Figure 14.  A A' Verona Fault LCS NRS Smelter Fault MZ **Figure 14 Typical cross section through the LCS and NRS deposits with the Ore Reserve stopes and geology. Section is 200 feet thick (61 m). Lower Commercial Limestone in light blue, Lower Lark Limestone in turquoise, Lower Jordan Limestone in dark blue, Monzonite (MZ) in green, and Latite Porphyry Dikes in Orange. Holes are coloured by assayed copper grades. LCS and NRS areas labelled. Grid is in Bingham Mine grid and in scale in feet. Section location is denoted in Figure 11 and Figure 12 – Kennecott Bingham Canyon underground**

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Appendix 3 Notice to ASX 71 / 105 71 Dimensions • The LCS Mineral Resource is contained within a tabular zone approximately 75 m thick and 200 m x 400 m in size. The resource area is flat lying. • The NRS Mineral Resource is contained within a roughly tabular zone dipping moderately northwest, approximately 50 m to 100 m thick, extending 1,000 m along strike, and 900 m down dip.   • The LCS and NRS Mineral Resource is located beneath the Bingham Canyon Mine open pit, at approximately the 3,200 level, immediately adjacent to the active underground drainage gallery workings.   Estimation and modelling techniques • The block model designed for grade interpolation has parent block dimensions of 7.6 m square, with sub-blocks to 1.5 m used to reflect the granularity of the geology models.    • Samples are composited on 3 m intervals, breaking on lithological boundaries. Composite length is chosen to match the granularity of the block model, the maximum assay size and the general observed grade and geological variation downhole.  • Detailed statistical analyses, exploratory data analysis (EDA), are completed for all economic (Ag, Au, Cu and Mo) and deleterious variables (As, Bi, Pb and S).  Box plot analyses are completed for all estimated variables with a breakdown by lithology.  Contact plots are completed for Ag, Au, Cu and Mo, to determine boundary conditions and univariate statistics compiled and evaluated for similarities.  Capping of high grade statistical outliers is applied within each estimation domains with the bulk of the capping being above the 98 percentile for all domains within the Ore Reserve area with the number of samples cut being between 0 and 15. High yield restrictions are also applied to limit the influence of very high grade samples Variography is completed for all domains by estimation variable.   • Ordinary kriging into parent cells is selected as the primary interpolation method for all variables as it is statistically a robust method that realistically reflects grade trends, especially in areas of dense data. • Domains were broken on the basis of the exploratory data analysis with an emphasis on lithostratigraphic domains. Due to the high variability of grade within the Jordan Limestone further sub-domains were created for very high grade, high grade, mid grade, and low grade skarn units that were largely based on skarn types and a notable zone of lower grade copper. • Estimation is performed by nested searches of three to four progressively larger ellipses tied to percentages of each domain’s variogram sill.  Ellipses range from 42 m x 18 m x12 m in the first pass of the skarn subdomains to 115 m x 121 m x 61 m in 4th pass of the monzonite.   All passes have a maximum number of samples 12 per estimate. Pass 1 and 2 have a minimum of 7 samples per estimate. Pass 3 has a minimum of 4 samples per estimate while pass 4 has a minimum of 2 samples per estimate. • Where blocks were not estimated by ordinary kriging, a nearest neighbour estimate using the same set of composites was applied to blocks within 300’ of drill holes. • The block model grade distribution has been visually validated by comparing the drill hole composite grades with the estimated grade in the block model, with good agreement (Figure 15). • The block model for LCS has additionally been validated based on comparing assays from stope blast holes to the block model. • Differences observed between the nearest neighbour and ordinary kriging means for each domain are considered acceptable.  • Swath plots show good agreement between the raw composites, declustered composites, the nearest neighbour estimate, and the ordinary kriging estimate.  • Change of support analyses indicate that, for material above the cut-off, the model underestimates grades by 3% and tonnage by 2%. These differences are considered acceptable, indicating that estimate is not over-smoothed with respect to the theoretical selective mining unit (SMU) and the estimate is slightly conservative.  • 90% of Indicated Mineral Resource blocks are estimated in the first estimation pass.

Appendix 3

Notice to ASX 72 / 105


A
A'
BLOCK : CU_LRG_RNG
0.000 <= < 0.150
0.150 <= < 0.250
0.250 <= < 0.500
0.500 <= < 0.750
0.750 <= < 1.000
1.000 <= < 1.500
1.500 <= < 2.000
2.000 <= < 3.000
3.000 <= < 5.000
5.000 <= < 16.000
3000 L
Plunge 00
Azimuth 226
250
750
0
500
2600 L

Figure 15 Typical cross section through the LCS and NRS deposits showing estimated copper distribution within the skarn beds. Grid is in Bingham Mine grid and in scale in feet. Section location is denoted in Figure 11 and Figure 12 – Kennecott Bingham Canyon underground

Moisture	• All Mineral Resource tonnages are estimated and reported on a dry basis.
Cut-off parameters	• Cut-off grade for Mineral Resources is determined on a NSR basis for total contained metal and recoveries through the Kennecott concentrator, smelter, and refinery, with associated processing and handling costs. • Optimized life of mine production scheduling is tied to the life of mine for the open pit operation. • It is the company's opinion that all the elements included in the metal equivalent calculation have a reasonable potential to be recovered by Kennecott's milling, smelting and refining facilities and sold. • Average grades for the individual metals included in the metal equivalent calculation are shown in the Mineral Resources tabulations. • Copper equivalents have been calculated using the formula CuEq% = Cu% + ((Au g/t * Au price per gram * Au_recovery) + (Mo% * Mo price per tonne * Mo_recovery) + (Ag g/t * Ag price per gram * Ag_recovery)) / (Cu price per tonne * Cu_recovery).
Mining factors or assumptions	• The assumed mining method is sub-level, long hole open stoping, using a primary secondary sequence with cemented backfill. This is a well-known and proven mining method used extensively within the industry and can be applied effectively within this deposit given the recommended geotechnical limitations. • Geotechnical parameters have been established using detailed, and validated core logging results in conjunction with geophysical surveys. These have been evaluated against established industry empirical stoping guidelines, along with detailed numerical modelling to generate recommended stable dimensions.
Metallurgical factors or assumptions	• Metallurgical assumptions including recoveries are developed from the established performance of the Kennecott processing plants and targeted metallurgical testing completed during prefeasibility and feasibility studies. Assumed mill recoveries range from 92% for copper, 69% for gold, 66% for silver and 62% for molybdenum. • Metallurgical testing and modelling assume a blended feed of skarn ore from the underground with open pit ore.
Environmental factors or assumptions	• The Mineral Resource estimate assumes a small footprint established in the bottom of the existing open pit, with all other major development to occur underground. • All waste rock and tails will be handled with the open pit waste rock and tails.

72

Appendix 3 Notice to ASX 73 / 105 73 • All tails from the underground deposits will be contained within the existing tailings storage facility.   • All approvals and permits necessary to mine the Ore Reserves have been obtained.  Bulk density • Density samples are taken from whole core based on rock type changes or in 10 m intervals.   • Specific gravity is determined by using an immersion method using core samples that are dried in an oven, then sealed in CoreLok vacuum bags. Dry and wet sample weights are compared to calculate the density.    QA/QC samples are taken using a calliper to calculate the volume of the rock and calculate density from the weight. • 5,196 density measurements collected from 1975 to 2025 used in the density estimation for the LCS and NRS deposits. Density measurements are ongoing. • Density is estimated by inverse distance and nearest neighbour methods for each lithology domain.  Where density was not estimated the average density of the underground samples for the rock type was assigned. • Density is broken into 14 categories based on rock types. These include Latite porphyry dykes, monzonite, quartzite, Parnell Limestone, Commercial Limestone, Lark Limestone and the 7 skarn subtypes modelled within the Jordan Limestone (unconsolidated massive sulphides, consolidated massive sulphides, garnet and garnet siderite skarn, magnetite skarn, iron oxide skarn, quartz skarn, limestone). • Bulk density within mineralised zones ranges from 1.67 to 4.76 t/m3. Classification • Mineral Resource classification criteria are based on geological confidence in the predictable continuity of mineralisation, with consideration for reasonable prospects for eventual economic extraction.   • Classification by nominal drill hole spacing reflects the following:  o Measured Mineral Resources category is 20 m drill spacing, which is predictable with ±15% relative precision at the 90% confidence level on a quarterly production interval.    o Indicated Mineral Resources category is 61 m drill spacing, which is predictable with ±15% relative precision at the 90% confidence level on an annual production interval.    o Inferred Mineral Resources category is 91 m drill spacing, as defined by the range of the variogram within regions of geological continuity.  • Blocks are coded with nominal drill hole spacing using the average distance of the closest three holes.   • Classification volumes are created around contiguous blocks at the stated spacing categories, with consideration for the stated mining method and scale, excluding isolated discontinuous regions.  • The classification criteria are deemed fit-for-purpose and are typical of those in use at other skarn-hosted deposits.   Audits or reviews • A comprehensive external review of the NRS resource model was completed in November 2022 by Wood Group USA, with no key issues identified.   Discussion of relative accuracy/ confidence • Single-block kriging analysis of sample spacing supports the confidence intervals described for Mineral Resource classification.  • Confidence in geological boundaries has not been quantified but has evolved with and withstood subsequent drilling campaigns. The Competent Person has taken into consideration the maturity of the geological model in determining that the continuity of geological features associated with mineralisation is sufficient to support the classification of the Mineral Resource.  Section 4: Estimation and Reporting of Ore Reserves Criteria Commentary Mineral Resource estimate for • The LCS and NRS Ore Reserve estimate is based on the October 2025 Mineral Resource model. No material changes have been made (or are available) to the resource model since this date, except for updates to metal prices and mining costs.

Appendix 3 Notice to ASX 74 / 105 74 conversion to Ore Reserves • Mineral Resources are reported exclusive of Ore Reserves. Site visits • The Ore Reserves Competent Person is located near the mine site and periodically visits the mine and plant sites. Study Status • The 2025 Ore Reserves estimate is based on a 2025 resource model along with the feasibility studies completed in 2022, as well as a recent review of geotechnical and mining parameters, along with metal prices, and costs. Cut-off parameters • The cut-off grade for the estimate has been based on an NSR calculation which uses the best understanding of metal prices, recoveries, and mine operating costs. • Cut-off grade was selected based on an evaluation of the optimized life of mine production schedule with a series of NSR cut-off values to determine that which generated the highest relative NPV within areas of high resource confidence. • It is the company’s opinion that all the elements included in the metal equivalent calculation have a reasonable potential to be recovered by Kennecott’s milling, smelting and refining facilities and sold. • Copper equivalents have been calculated using the formula CuEq% = Cu% + (((Au g/t * Au price per gram * Au_recovery) + (Mo% * Mo price per tonne * Mo_recovery) + (Ag g/t * Ag price per gram * Ag_recovery)) / (Cu price per tonne * Cu_recovery). Mining factors or assumptions • The conversion of Mineral Resources to Ore Reserves has been done using a detailed mine design, based on an in-depth evaluation of geotechnical, and operational parameters. • The selected mining method is bottom up, sub-level, long hole open stoping, using a primary secondary sequence with cemented backfill. This is a well-known and proven mining method and can be applied effectively within this deposit given the recommended geotechnical limitations. • Geotechnical parameters have been established using detailed, and validated core logging results in combination with geophysical surveys. These have been evaluated against established industry empirical stoping guidelines to generate recommended stable dimensions. Detailed numerical modelling has also been completed to confirm global mine stability and validate the mining sequence. • The most recent resource model has been used for stope generation and optimization with an effort to maximize NPV and minimise high risk material. In some cases, stope dimensions have been reduced, or stopes have been removed where geotechnical recommendations have shown that variable ground conditions could negatively impact the ability to mine these areas. • Stope dimensions are set at 22.9 m high, 15.2 m wide, and a variable length between 15.2 m to 9.1 m. Permanent development needed to access the deposit will be 6.1 m high by 5.5 m wide, reducing to 5.5 m high by 5.5 m wide for development in the orebody. Stope ground support has been accounted for to aid in stability and is planned for the backs and sides of the upper drift, as well as the brow from which mucking will occur. • External dilution (10% for secondaries, 2.5% for primaries) has been applied to the estimate at zero grade based on an evaluation of the geotechnical parameters with established industry empirical dilution guidelines. Given the arrangement of the mine, the majority of waste dilution is estimated to take place within secondary stopes from the adjacent backfilled primaries with a small amount within primaries from the stope in front. • Ore dilution is expected to occur within primary stopes from the adjacent secondaries with an overall net zero change in ore tonnes. This material has not been addressed within the Ore Reserve but has been accounted for within material movements. • Two distinct recovery factors have been applied to the estimate, the first being a stope shape factor (92.5%) to deduct areas of the stope which cannot be practically drilled such as the stope “shoulders”. The second being a mining recovery factor (90%) to account for drilled and blasted material or dilution which cannot be mucked out from the stope. Both of these factors have been established based on the experience of the personnel on site with these mining methods and have been validated via internal and external reviews. • Minimum mining widths have been established and applied to the mine design which underpins the estimate. These are based on the dimensions of the existing mechanized mining fleet, and

Appendix 3 Notice to ASX 75 / 105 75 the expected additional equipment needed to operate the mine (Including allowance for Battery Electric Vehicle (BEV) equipment size). • The mine production schedule for the feasibility study was derived using Inferred Mineral Resources (<1% of total). The deduction of these resource volumes has proven to make no material impact to the outcome of the overall economic evaluation. Metallurgical factors or assumptions • The metallurgical processes have been developed and optimized based on the long operating history of the existing on site concentrator, along with targeted metallurgical testing over several campaigns assessed through laboratory scale test work of samples generated from the resource drilling process. The results of this work informed the performance of the plant when LCS and NRS ore are added to the open pit feed, and the ultimate metal recovery of the underground ore component. • All process performance parameters used in the estimate (recoveries, concentrate grades including deleterious elements) are based on the results of both this testing campaign, and historical performance. (Processing recoveries are as follows, 92.7% Cu, 59.9 % Au, 59.4% Ag, and 45.1% Mo for NRS and 89.9% Cu, 70.5% Au, 75.8% Ag, and 71.3% Mo for LCS) Environmental factors or assumptions • The estimate assumes a small footprint established in the bottom of the existing open pit, with all other major development to occur underground. • All by-products from the material processed can be contained within the existing tailings storage facility with no changes needed to accommodate the underground. • All approvals and permits necessary to mine the Ore Reserves have been obtained. Infrastructure • Existing site facilities are adequate for NRS and LCS production. This includes an on site CAF plant, ventilation, electrical, and dewatering systems. • All personnel and materials access the operation via the open pit and surface operations. Recovery of the stated Reserve is dependent on continued pit operations at Kennecott. • Ore material is rehandled at the drainage gallery portal using open pit equipment and hauled to the open pit crusher to be blended with open pit material. • All downstream processing will be done with the existing on site infrastructure. Costs • Development capital costs are based on estimates developed for the feasibility study. • Operating costs are based on a first principle estimate derived for each additional underground activity. Both estimates utilise recent site-actual cost data where available. • Estimates of prices for consumables are based on historical pricing and global commodity consumption and economic growth trends. • Transportation and treatment charges for existing facilities are based on historical and projected estimates. • There are no royalty obligations. The financial modelling includes an allowance for Utah state severance tax cost of 2.5% of revenue. Revenue factors • Revenue projections are based on combined open pit and underground mill head grades, process recovery losses and product prices. • Metal prices used are provided by Rio Tinto Economics and are generated based on industry capacity analysis, global commodity consumption and economic growth trends. A single long term price point is used in the definition of ore and waste and in the financial evaluations underpinning the resources statement. The detail of this process and of the price points selected are commercially sensitive and are not disclosed. • Exchange rates are based on internal Rio Tinto modelling of expected future country exchange rates. • The revenue analysis includes other factors within the calculation such as the processing of low grade ore from underground which is above the open pit cut-off, and the sale of sulphuric acid. Market Assessment • All Ore Reserve products, other than molybdenum, are sold on open markets with no long term contract commitments. Molybdenum is sold through contracts with roaster facilities. Economic • Mining of the NRS and LCS is dependent on continued surface mining at Kennecott to support operating and sustaining capital costs for the concentrator, smelter, and other infrastructure.

Appendix 3 Notice to ASX 76 / 105 76 • The economic analysis for the LCS and NRS is based on the incremental cash flow that is generated through the existing ore processing facilities as a result of the additional mineralised material from the LCS and NRS which is added to the open pit mine feed. • This economic calculation includes other factors such as the cost of material rehandling, the cost of pit ore deferral, and the impact of deleterious elements. • Economic inputs such as carbon pricing, inflation and discount rates are also generated internally at Rio Tinto. The detail of this process is commercially sensitive and not disclosed. • Economic evaluation using Rio Tinto long term prices demonstrates a positive NPV for the LCS and NRS Ore Reserves. • The resulting economics are sound with healthy cashflow due to the size and duration of the project. The LCS and NRS also compliment other underground projects and provide a significant amount of infrastructure and fixed costs from which additional projects can leverage. Social • The mining tenure is wholly owned, and all permits necessary to mine the Ore Reserves have been obtained. Other • Ongoing project risk assessments have been conducted throughout the duration of the feasibility study, and project development, with all identified risks actively managed and controls in place for high-class risks. • The estimate leverages the existing established license to operate for the open pit mine operating area. Classification • The basis for the Ore Reserves classification is the established Mineral Resources confidence categories for the deposit along with the consideration of all modifying factors. • Measured Mineral Resources within the Ore Reserves boundaries are classified as Proved Ore Reserves. • Indicated Mineral Resources within the Ore Reserves boundaries are classified as Probable Ore Reserves. • Any Inferred Mineral Resources within the Ore Reserves boundaries (<1% of total) have been included within the Probable Ore Reserves volume at zero grade; constituting internal dilution. Audits or reviews • A comprehensive formal external review of the LCS and NRS Reserves was completed in 2022 by Wood Group USA, with no key issues identified. Discussion of relative accuracy/ confidence • The accuracy of the Ore Reserves estimate is based on the results of the feasibility study and an assessment of economic factors. • The build-up of the geotechnical assumptions which underpin the stope sizes, mining methods and dilution is based on sound data which has been validated and peer reviewed with operational data corroborating these assumptions. • Operating costs for the LCS and NRS to operate within the open pit are developed using sound basis but are yet to be demonstrated. • It is expected that as stoping operations continue, modifying factors such as stope dimensions, dilution, mining recovery, productivity and cost assumptions will be better understood and refined based on actual observed / measured data.

Appendix 4 Notice to ASX 77 / 105 77 Rio Tinto Aluminium Pacific Operations – Amrun JORC Table 1 The following table provides a summary of important assessment and reporting criteria used for the reporting of Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. Section 1: Sampling Techniques and Data Criteria Commentary Sampling techniques • Samples for geologic logging and analysis are collected on 0.25 m intervals (approximately 2 kg to 3 kg) downhole using aircore drilling methods. • Whole samples are collected beneath a cyclone return system (i.e., no sample splitting is conducted). • Multiscreen sampling is undertaken to determine optimum screen size for beneficiation at each deposit. • Once determined, samples are then beneficiated at the appropriate screen size (0.6 mm for the Amrun deposits). Drilling techniques • The current drilling method utilises aircore drilling. • The typical aircore rig used at Weipa is a Land Cruiser mounted rig with a small enough wheelbase to traverse drill lines cleared with one D-6 dozer blade width. Aircore drilling forces compressed air down a space inside the drill rods to the bit face, where the air is then used to return the sample up the inner tube of the drill rod and out via a cyclone. A three bladed HQ aircore bit is attached to 4-inch rods. The drilling system has been designed to reduce grinding of the sample. Drill sample recovery • No direct recovery measurements of aircore drilling samples are performed. • Whole sample is taken. • Holes are re-drilled if there is excessive sample loss (determined visually). • Sample weights are recorded before and after beneficiation in the laboratory. Logging • Standardised RTA bauxite logging systems are utilised for drilling. • Logging is currently conducted on Panasonic Toughpads and data is captured in an offline acQuire logging package at the drill rig. This system allows for data validation to be applied during logging as well as a streamlined method of exporting the data for importing into the main RTA Geology database. • Logging is qualitative in nature, i.e., based on lithology. Currently there are approximately 20 lithologies common to the deposits that get modelled into four horizons for the estimation of bauxite resources. • All sample intervals (0.25 m) are logged. • The holes are terminated four samples (1 m) into the floor lithologies as observed by the rig geologist. • Logged lithologies are vetted against historical drill holes and assay parameters. Sub-sampling techniques and sample preparation • No sub-sampling is undertaken. • Sample preparation of the 2 kg to 3 kg bauxite samples at Weipa is carried out at the purpose- built facility. The sample sizes are appropriate to the grain size of the material being sampled. The facility consists of two Kason washing screens, two drying ovens, a multiple screening facility, and grinding units. Beneficiated, un-beneficiated (crude) and multiscreen drill samples pass through this area prior to their being assayed for the major oxides and LOI. • Sample preparation at ALS (Australian Laboratory Services) laboratory, Brisbane is set up with the same specifications of equipment as Weipa, however, it has been expanded to six Kasons, multiple, larger drying ovens, more grinding capability, and room for multi-screen preparation. • Samples that have completed the appropriate Kason wash screen are crushed to <2.37 mm, split and then ground to 150 µm pulps for XRF, LOI and reactive silica analyses. • The majority of analyses are undertaken at ALS laboratory in Brisbane since 2015, prior to that the majority of the analyses were done at the Weipa on site laboratory. • The sample size and preparation techniques are appropriate for the style of mineralisation. • RTA has also recently improved the kaolinite prediction and spectral model confidence by implementing augmented FTIR analysis, integrating NIR and MIR data, and applying multistage machine learning techniques (including generative models and nonlinear regressions) on large spatial datasets. • The previous universal PLS model based on approximately 600 samples was replaced with a machine learning calibration using over 10,000 direct kaolinite measurements, reducing bias

Appendix 4 Notice to ASX 78 / 105 78 and validated through hold-out data, production samples, and independent wet chemistry assays. Quality of assay data and laboratory tests • Bauxite industry standard XRF analysis of all major elements and a suite of trace elements are undertaken on all samples. • Matrix matched field standards are systematically used. The field team inserts field standards at a rate of 1 in every 50 samples. • Laboratory preparation blanks, duplicates and assay standards also form part of the QA/QC procedure. These are as follows: 2 blanks, 3 laboratory duplicates and 4 laboratory standards per batch (approximately 100 samples). • Some of the historical data were processed at the Weipa laboratory who participated in a “round robin” process managed through the RTA Process Improvement team. This process included all the RTA and affiliated laboratories and was reviewed on a quarterly basis to ensure that standards were maintained. The Weipa laboratory analysts also carried out internal checks on the assay data. Results not meeting certain criteria or outside a designated range were re-analysed. Field standards were also used by the Geology Department to monitor the performance of the laboratory via standard QA/QC routines. • The ALS Brisbane laboratory maintains its NATA accreditation through annual inspections and testing as required. RTA visit and audit both the preparation facility and analytical rooms regularly. • Every assay batch returned from the laboratories is checked through ioGAS QA/QC objects before being accepted to the database for use in resource estimation. Major oxides, LOI, and KSiO2 are checked routinely against performance of field standards, lab duplicates, and lab standards. • Analysis of the performance of certified standards, field duplicates, blanks and third-party check assaying has indicated an acceptable level of accuracy and precision with no significant bias or contamination. Verification of sampling and assaying • Infill drilling programs for resource definition return results in line with the wider spaced drilling. • Data validation occurs throughout the data collection process: during data capture, during importation into the database, following import into the database and during the modelling process (hole name, location checks, elevation checks, lithology order checks, missing data, and incorrect data). Location of data points • Pre-2016 drill hole peg locations were surveyed to Australian Height Datum (AHD) and the Geocentric Datum of Australia 1994 (GDA94) grid (and converted to local mine grids) by contract surveyors using DGPS survey equipment which was accurate to 10 cm in both horizontal and vertical directions. • Post 2016 surveys utilise GNSS GPS systems. Where a survey has not been completed, e.g., Amrun 2018 to 2019 drilling campaign, LiDAR positioning of drill collar elevations is utilised to provide the collar elevation. Data spacing and distribution • Drilling at Amrun is completed systematically according to the following spacing based on level of confidence: o Inferred Resources based on approximately 1200 m x 800 m. o Indicated Resources approximately 200 m x 400 m. o Measured Resources approximately 200 m x 100 m. o Assured (grade control) approximately 76 m x 76 m on an offset diamond pattern. • All downhole drill sampling is at 0.25 m intervals, and samples are taken of the cover and floor. • No sample compositing is done. • The data spacing and distribution is deemed sufficient by the Competent Person to establish geological and grade continuity appropriate for the Mineral Resources classification that has been applied. Orientation of data in relation to geological structure • Not applicable in lateritic bauxite deposits. All drill holes are vertical, which intersects the horizontal ore body perpendicularly. Sample security • Samples are collected, bagged, ticketed, and sealed at the drill sites. Samples are placed in bulk plastic containers, with a capacity of approximately 300 samples, for shipment to the laboratory. All samples are electronically logged into a system for tracking and validation. Samples are placed on a dispatch advice form and verified by the laboratory on arrival. All assay pulps are stored at Weipa or ALS Brisbane in purpose-built sample storage facilities.

Appendix 4 Notice to ASX 79 / 105 79 Audits or reviews • An external Mineral Resources and Ore Reserves audit was completed in 2019 on the Weipa deposit. This audit had an outcome of Satisfactory with one medium and five low rated potential risks to the Mineral Resources and Ore Reserves. Actions were put in place to address all findings. The same processes and procedures are utilised at Amrun. • The Amrun deposit itself underwent an external audit in quarter three of 2024. A result of Good was obtained (highest possible rating) with only three low findings outlined with recommendations, and no specific actions. • Numerous internal peer reviews and studies have also been undertaken over the years. These reviews concluded that the fundamental data collection and modelling techniques are appropriate. Section 2: Reporting of Exploration Results Criteria Commentary Mineral tenement and land tenure status • The Weipa bauxite deposits are located on the western side of the Cape York Peninsula in far north Queensland, Australia. Mining Lease (ML) 7024 and ML 7031 covers the various deposits (Figure 16). ML 7031 was obtained through the acquisition of Alcan in 2007. ML 6024 is a separate lease that is held to provide infrastructure access between the north of Embley and south of Embley operations at Weipa. • ML 7024 was granted by the State Government of Queensland under a separate Act of Parliament, “The Commonwealth Aluminium Corporation Pty. Limited Agreement Act 1957”. The effective date of the lease granted under this act is 1/1/1958 and the expiry date is 31/12/2041 with an option to extend to 31/12/2062. Lease extensions past 2062 can be obtained, beyond the initial renewal period, subject to both parties’ right to terminate on two years notice. • ML 7031 was granted by the State Government of Queensland under a separate Act of Parliament, “The Alcan Queensland Pty. Limited Agreement Act of 1965”. The effective date of the lease granted under this act is 1/1/1964 and the expiry date is 31/12/2047 with an option to extend to 31/12/2068. Lease extensions past 2068 can be obtained, beyond the initial renewal period, subject to both parties’ right to terminate on two years notice.

Appendix 4

Notice to ASX 80 / 105


141°40'E
142°E
142°20'E
142°40'E
143°E
143°20'E
11°S
11°20'S
11°40'S
12°S
12°20'S
12°40'S
13°S
13°20'S
13°40'S
14°S
N
ML7024
ML7031
ML7024
0
500
1,000
Kilometres
Rio Tinto Aluminium - Weipa
Rio Tinto

Figure 16 Rio Tinto Aluminium tenement location plan - Amrun

Exploration done by other parties	• Not applicable. Weipa is a mature mining operation with more than 50 years of operational and orebody knowledge.
Geology	• The rocks of the Cape York Peninsula are divided into two geological units: the sedimentary rocks on the western side of the peninsula and the igneous and metamorphic rocks exposed in the hills on the eastern side of the peninsula (the Coen Inlier). • The Cape York Peninsula bauxites are confined to a dissected laterite plateau, known officially as the Weipa Plateau on the west coast of Cape York Peninsula. The Weipa Plateau is one of three geomorphologic land units that are of particular interest to the geology of the bauxite and kaolin resources. The other two units are the Merluna Plain and the Mapoon Plain. • The Weipa Plateau is a low plateau, usually no more than a few tens of metres above sea level and has been dissected by various river systems resulting in a series of irregularly shaped islands. It is intensely weathered to a depth of 20 m to 30 m with the upper part of the weathered material reconstituted into various nodules as well as some partially cemented rocks. The flatness of the plateau has meant it has been immune to erosion other than by rivers eating away at the sides. Much of the plateau's volume was removed in solution in the groundwater, which is also responsible for the formation of the bauxite. The sedimentary rocks of the Weipa Plateau fall into two categories: o The Rolling Downs Group Sediments; and o The Bulimba Formation Sediments (Weipa Beds).

80

Appendix 4 Notice to ASX 81 / 105 81 • These two groups of sediments are eroded and weathered to form the Weipa bauxites. The different sediments resulted in different types of bauxite formations. • The Bulimba Formation sediments lie on top of the Rolling Downs Group and occupy channels that cut down into them. The Rolling Downs Group were uplifted above sea level and weathered before the Bulimba Formation sediments deposited on them. The river sediments are less homogeneous than the marine ones. Deposition occurred as short erratic events rather than a slow continuous one and a changing sea level resulted in a mixture of sands and clays. The greater variability in the sediments is reflected in greater local variability in grade of the Weipa type bauxites. • Andoom type bauxites are derived from shallow marine sediments that are fine grained, with little quartz, and this material is screened at 0.3 mm. The Weipa type bauxites are derived from river deposited sediments that are coarse grained, with abundant quartz, and this material is therefore screened at 1.7 mm. Drilling at Amrun suggests a more intensely braided river system allowing more mixing between the Bulimba Formation and Rolling Downs Group. This fits with the optimum screen size of the area being between the Andoom and Weipa deposits. Amrun is currently screened at 0.6 mm. • The Cape York Peninsula bauxites are thin, tabular deposits that vary from zero to 10 m in thickness and are continuous laterally for many kilometres. The unconsolidated pisolites are overlain by 0.5 m topsoil and sit on an ironstone or clay base. • The rocks of the Bulimba Formation and Rolling Downs Group have been converted to bauxite via a continuum of weathering. An annual high rainfall and a geologically stable environment have provided the perfect ingredients for a world-class bauxite deposit to form over many millions of years. A deep saprolitic zone overlain by a classic mottled zone below the bauxite mineralisation attests to this. • The process of bauxitisation involves the conversion of kaolinite to the bauxite minerals gibbsite and boehmite. The principal influence on the process is the composition, supply, and movement of groundwater. The pH of the groundwater is lowered during the process of bauxitisation, and we note that the process is still ongoing as we see a low pH regularly throughout the ground water monitoring bores across the RTA mining leases. To a lesser extent there are organic influences such as vegetation, and possibly burrowing organisms and temperature. • The dissolution of both kaolin and quartz controls the distribution of silica grades in the deposits. The combination of kaolin and quartz distributions results in a typical vertical chemical profile that is usually found throughout the deposits and appears to be independent of the bauxite thickness i.e., the same vertical grade trend is found in both thin and thick bauxites. The typical vertical grade profile for silica is high silica at the top of the bauxite, which quickly drops to a much lower silica value that plateaus for most of the profile and then rises quickly back to high silica values again right at the base of the bauxite profile. As alumina is left behind by the dissolution of kaolinite, the typical vertical grade profile for alumina is the inverse of silica. The relationships between the genetic processes and the resulting grade profiles are displayed in the figure below.

Appendix 4

Notice to ASX 82 / 105


Bauxitisation Process
Bulk Grade
Depth
Kaolinite
Boehmite
Rims
Rim Formation
Quartz
MHA
AL_2O_3
SiO_2
Increase
Increase

Figure 17 Relationships between the bauxite genetic processes and the resulting grade profiles - Amrun

Drill hole Information

- As this report relates to Mineral Resources and no Exploration Results are being reported, this section is considered not applicable. Resource work is currently more focussed on asset evaluation rather than exploration, systematically bringing the bauxite classification to higher levels of confidence. A summary of the drill hole data used for Mineral Resource estimation is tabulated below.

Year	Holes	Metres	Lith	Assays
1999	240	2,760	4,602	3,001
2005	4	11	45	21
2006	993	5,909	23,636	19,446
2007	26	190	761	621
2008	3,198	18,024	72,099	58,652
2009	960	6,475	25,899	21,583
2011	133	1,079	4,315	3,300
2015	5,797	34,234	136,935	111,387
2018	2,081	15,192	45,806	43,347
2019	1,789	15,188	60,769	60,753
2020	3,633	25,273	101,094	100,904
2021	2,084	13,306	46,734	53,055
2022	3,540	24,566	90,012	87,987
2023	988	7,261	28,961	28,953
2024	4,435	27,139	107,264	81,026
2025	161	1,089	4,191	3,613
Total	**30,062**	**197,696**	**753,123**	**677,649**

82

Appendix 4

Notice to ASX 83 / 105

Data aggregation methods	• Not applicable as no Exploration Results are being reported. Weipa is a mature mining operation with more than 50 years of operational and orebody knowledge.
Relationship between mineralisation widths and intercept lengths	• All drill holes have been drilled perpendicular to the horizontal stratigraphy of the deposit. • All known horizons of the deposits: overburden, red soil, bauxite, and ironstone/clay are intersected and sampled during drilling. Drilling continues for 1 m into the ironstone/clay to ensure the transitional boundary between the ore and floor is intersected.
Diagrams	• RTA location and facilities are shown in the body of this release. • Figure 18 and Figure 19 show a plan view of the current drill holes and a type cross section through the deposit.


0 2.5 5 10 15 20
Kilometers
Hey Point
Albatross Bay
Kwokunnum
Amrun
(Pera Head/Boyd Bay/Boyd Bay East)
Cape York
Norman Creek
Ina Creek
Ward River
Aurukun
Legend
Drill Holes
RTA ML
Infrastructure
CulturalHeritage_Buffer
Environmental_Buffer
Ore Reserves - Proven and Probable
Mineral Resources
N
RioTinto

Figure 18 Current drill hole plan map - Amrun

83

Appendix 4

Notice to ASX 84 / 105

	 Overburden Top of Bauxite profile Mining Horizons Base of Bauxite Profile Mine Floor Top of Waste Natural Ground Surface Top soil & Red Soil Bauxite Transition Zone Bauxite/Clay Ironstone /Clay Typical depth 0.3 – 0.6 metres 0.6 – 8.9 metres Reserve average 3.5 metres Depth Varies **Figure 19 Type section - Amrun**
Balanced reporting	• Not applicable as no Exploration Results are being reported. Weipa is a mature mining operation with more than 50 years of operational and orebody knowledge. The Amrun Mine started operations in 2018.
Other substantive exploration data	• Not applicable. Weipa is a mature mining operation with more than 50 years of operational and orebody knowledge.
Further work	• Drilling will continue in the future to further support the 5 year and life of mine plans, as well as options for future growth.

Section 3: Estimation and Reporting of Mineral Resources

Criteria	Commentary
Database integrity	• Data capture is on Panasonic Toughpad digital loggers that have internal validation rules that identify logging errors. • The geological drill hole database (RTA Geology) is managed by the Bauxite Geology Team within RTA. Drilling data is securely stored in a Microsoft SQL Server using an acQuire front end. acQuire is a third-party software product that provides a user-friendly interface to SQL Server and consists of two components: ○ a Relational Data Model (structured storage tables and links) optimised for the storing of exploration and mining data information; and ○ a Software System (objects for data collect/importing/exporting, validation, viewing, modification, etc.) to manage the data and provide end user functionality for the optimum use of exploration and mining data. • The database is located on a virtual server hosted in Rio Tinto's Azure cloud servers in Sydney. They are backed up daily in accordance with Rio Tinto's standard back up procedure. • The drill hole database used for Mineral Resources estimation has been internally validated. Methods include checking: ○ acQuire scripts for relational integrity, duplicates, total assay, and missing / blank assay values. ○ Domain names. ○ Null and negative grade values. ○ Missing or overlapping intervals. ○ Duplicate data. • Drill hole data was also validated visually by domain and compared to the geological model.
Site visits	• The Competent Person for the Weipa Mineral Resources, which include Amrun, visits the site on a regular basis and is involved in all aspects relating to the orebody knowledge.

84

Appendix 4

Notice to ASX 85 / 105

Geological interpretation	• The Amrun bauxite geology is not complex in nature and is well understood as a predominantly pisolitic lateritic weathering profile. • Geological modelling of the bauxite horizon is undertaken using drill hole lithological logging and assay data. Logged lithologies are grouped into three horizons for modelling and estimation purposes, these are: o Overburden (Soil, Overburden, Sand and Red Soil). o Bauxite (Bauxite, Clay Bauxite, Cemented Bauxite, Transition and Clay Transition). o Floor (Ironstone and Clay). • Incorrectly logged lithologies are corrected based on grade. • Cross-sectional interpretation of the bauxite stratigraphy is conducted using Leapfrog Geo using LiDAR topography and horizon contact points from drill hole data.
Dimensions	• The Weipa bauxite deposits are laterally very extensive, covering the majority of ML 7024 and ML 7031 (approximately 380 thousand hectares). The Amrun deposits fall on ML 7024. Deposits vary in average thickness from 1.5 m to around 12 m and vary from 0.3 m to 0.6 m below surface cover.
Estimation and modelling techniques	• Basic geostatistical analysis is used to help with domaining decisions. Most deposits are modelled as a single domain, apart from Moingum (Hey Point) where two domains are modelled due to differences in bauxite thickness, grades, and source rocks. • Interpretation is undertaken using Leapfrog Geo while variography and estimation are performed using Maptek Vulcan and Isatis software Three horizon codes, based on the lithology and assays, are assigned for the modelling and estimation of bauxite resources (see the Geological Interpretation section). Each deposit is a single domain laterally, divided into three horizons vertically. • The bauxite horizon is unfolded using the top and bottom contact surfaces at Amrun and Norman Creek. At Moingum (Hey Point) drill hole collars are flattened to constant elevation. Major oxides, LOI and recovery for the bauxite horizon are estimated using ordinary kriging into parent cells. • Overburden and red soil are assigned 0% recovery for the estimation of resources. • Cemented bauxite grade is estimated as part of the bauxite horizon and assigned a 100% recovery; the proportion of cemented bauxite is estimated as an indicator variable. • Major oxide chemistry (Al_2O_3, SiO_2, Fe_2O_3, TiO_2 and LOI) is also estimated for the overburden, red soil, and floor horizons, where data is available. Inverse distance is used for estimation of these variables. • A multiple pass search strategy is used to estimate grades, as shown in the following table. Maximum extrapolation distance is slightly less than the maximum search radii due to the requirement to use at least two holes to estimate each block.

Pass	Search radii			Samples		
	X (m)	Y (m)	Z (m)*	Min	Max	Per hole
1	120	120	1.0	3	8	1
2	180	180	1.0	3	8	1
3	360	360	1.0	9	14	3
4	720	720	1.0	9	14	3

**Search radii in the Z direction is in unfolded space. Therefore, a value of 1 allows the search to see the entire profile.*

- There are no extreme grade values, so no grade cutting is required.
- Estimation parameters and search distances are determined from consideration of the drill hole and sample spacing in each deposit, as well as the anisotropy of the variogram models.
- The plan extents of the block models extend at least two blocks past the drilling grid. In the vertical direction, four 'edge' blocks are created below the base of drilling.
- The block size is set at half the minimum drill hole spacing in the horizontal (40 m x 40 m at Andoom and East Weipa; 50 m x 50 m at Amrun) and at the sample spacing in the vertical (i.e., 0.25 m).
- The model block size effectively is the SMU.
- No specific assumptions are made regarding the correlation of variables during estimation as each element is estimated independently. Some attributes do show strong positive or negative

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Appendix 4 Notice to ASX 86 / 105 86 correlation in the drill hole samples, and the similarity in variogram models for different attributes and identical search parameters effectively guarantee that these correlations are preserved in the estimates. • Routine validation of the block model estimation is completed using global model versus sample statistics, swathe plots, grade tonnage curves, volume checks, and visual cross- section comparisons (block estimates against drill hole samples). Filtering by search volume and number of samples can improve comparisons. • The Mineral Resource estimates take appropriate account of previous estimates and mine production. The new estimates are broadly comparable with previous estimates despite significant changes in methodology. The Mineral Resource reconciles with mine production within acceptable limits. Moisture • All Mineral Resource tonnages are reported on a dry basis. • All Mineral Resources are reported as beneficiated dry product. Cut-off parameters • Grade cut-offs are routinely used to determine the potential Mineral Resources of the modelled horizons. Where lithological contacts are transitional, chemical cut-offs based on alumina and silica are used with <= 15% SiO2 and >= 40% Al2O3. These blocks are then reviewed against location (buffer areas), as well as thickness cut-offs ranging from 0.5 m to 1 m for each deposit. • The estimation of Ore Reserves utilises an economic parameter, summarised as the margin realised upon sale of the bauxite. The economic parameter is used as a check to validate technical resource assumptions (grade and thickness cut-off, material in exclusion buffers and declustering) applied in determining available resources. Mining factors or assumptions • Amrun is mined through shallow open cut techniques developed over several decades of operations. After topsoil is removed, front end loaders excavate the bauxite and belly dump trucks transport the bauxite to the beneficiation plant. • As the Amrun orebodies are shallow, geotechnical risks are extremely low. Pre-production drilling is completed to provide better definition of the roof and floor contacts for the 5 year mine planning process. • Estimates include internal dilutional but no allowance for external dilution or mining recovery. Dilution and mining recovery are applied during the reserving process, not during estimation. • A minimum mining thickness for the bauxite horizon of 0.5 m is used for the final determination of resource figures. Metallurgical factors or assumptions • Amrun bauxite is beneficiated through established techniques to improve product quality and handleability. This is achieved through the removal of the finer fraction and leaves the coarser material as product. • The beneficiation process typically involves wet screening and may include the use of cyclones and classifiers depending on the part of the deposit being beneficiated. • Expected bauxite recovery and quality from the beneficiation process is assessed through laboratory scale test work of samples generated from the resource drilling process. • Bauxite mineralogy has been investigated through numerous studies, primarily using wet chemical techniques, to understand how it will react in the Bayer Process, which is used to extract the alumina at the refineries. • A proprietary mineralogical calculator “MinCalc” is used to estimate bauxite mineralogy and Bayer processing grade for Cape York ore from the routinely collected elemental chemistry and thermogravimetry, as routine wet chemical techniques are prohibitively expensive. MinCalc calibration is orebody specific and is validated and recalibrated during the life of mine operations. Environmental factors or assumptions • Amrun has obtained all relevant environmental approvals required to continue operations. • Operation of tailings dams at Amrun are covered by relevant government permits. Bulk density • Bulk density is not measured on drill hole samples. • Bulk density has been determined for each deposit at Amrun by using the Sand Replacement Method and Nuclear Density Gauge Testing according to Australian standards AS 1289.5.3.1- 1993 and AS 1289.5.8.1-1995. • Several studies have been conducted over the deposits with the most common test pit spacing being 5,000 m. This produced the bulk density utilised in resource tonne calculations. • Default values are also assigned to cemented bauxite, overburden, and floor material for each of the different deposits at Amrun, see the below table.

Appendix 4

Notice to ASX 87 / 105

	<table><tr><th>Bulk density parameters</th><th>Value (t/m³)</th></tr><tr><td>Overburden</td><td>1.23</td></tr><tr><td>Bauxite</td><td>1.47 – 1.55*</td></tr><tr><td>Cemented Bauxite</td><td>2.50</td></tr><tr><td>Ironstone/Floor</td><td>1.42</td></tr></table> *Different for each deposit*
Classification	• Drilling is conducted to a 50 m x 100 m spacing for grade control purposes (76 m x 76 m offset diamond pattern). • To be declared a Measured Resource a deposit must be drilled to a 100 m x 200 m spacing. • Indicated Resources are drilled on a 200 m x 400 m spacing. • Inferred Resources are drilled on an 800 m x 1200 m spacing and utilise multiscreen drilling. • Classification within the bauxite horizon is based on the search pass used to estimate grades, using increasing search radii, and decreasing numbers of samples for each subsequent pass. Passes 1 and 2 are classified as Measured Resources, Pass 3 as Indicated Resources and Pass 4 as Inferred Resources. • The Competent Person is satisfied that the current Mineral Resources classification reflects the relevant factors for the deposit. <table><tr><th rowspan="2">Resource Category</th><th rowspan="2">Pass</th><th colspan="3">Search radii</th><th colspan="3">Samples</th></tr><tr><th>X (m)</th><th>Y (m)</th><th>Z *</th><th>Min</th><th>Max</th><th>Per hole</th></tr><tr><td rowspan="2">Measured</td><td>1</td><td>120</td><td>120</td><td>1.0</td><td>3</td><td>8</td><td>1</td></tr><tr><td>2</td><td>180</td><td>180</td><td>1.0</td><td>3</td><td>8</td><td>1</td></tr><tr><td>Indicated</td><td>3</td><td>360</td><td>360</td><td>1.0</td><td>9</td><td>14</td><td>3</td></tr><tr><td>Inferred</td><td>4</td><td>720</td><td>720</td><td>1.0</td><td>9</td><td>14</td><td>3</td></tr></table> **Search radii in the Z direction are in unfolded space. Therefore, a value of 1 allows the search to see the entire profile.*
Audits or reviews	• An external Mineral Resources and Ore Reserves audit was completed in 2019 on the Weipa deposit. This audit had an outcome of Satisfactory with one medium and five low rated potential risks to the Mineral Resources and Ore Reserves. Actions were put in place to address all findings. The same processes and procedures are utilised at Amrun. • The Amrun deposit itself underwent an external audit in quarter three of 2024. A result of Good was obtained (highest possible rating) with only three low findings outlined with recommendations, and no specific actions. • Numerous internal peer reviews and studies have also been undertaken over the years. These reviews concluded that the estimation techniques were appropriate.
Discussion of relative accuracy/ confidence	• The relative accuracy and confidence level in the Mineral Resources estimates are in line with the accepted accuracy and confidence of the nominated Mineral Resources categories. This has been determined on a qualitative, rather than quantitative, basis, and is based on the estimator's experience with several deposits at Cape York and similar deposits elsewhere. The main factors that affect the relative accuracy and confidence of the estimates are the drill hole spacing and the local definition of the lithological horizons. • The estimates are local, in the sense that they are localised to model blocks of a size considered appropriate for local grade estimation. The tonnages relevant to technical and economic analysis are those classified as Measured and Indicated Mineral Resources.

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Appendix 4 Notice to ASX 88 / 105 88 Section 4: Estimation and Reporting of Ore Reserves Criteria Commentary Mineral Resource estimate for conversion to Ore Reserves • The Ore Reserves estimates are developed from the geological models current as of August 2025, and the mineralogy model updated in 2025. • Mineral Resources are stated exclusive of Ore Reserves. Site visits • The Ore Reserves Competent Person has been employed by Rio Tinto for a significant period and has visited Weipa several times in recent years. Study Status • Amrun Operations has been operating continuously since 2019, and the Ore Reserves estimate, and life of mine plan are updated annually. This includes the reconciliation of operating parameters and review of input assumptions into the planning processes. The Amrun feasibility study was completed and approved by Rio Tinto in 2015. Cut-off parameters • The Ore Reserves cut-off is based on an economic parameter, summarised as the margin realised upon sale of the bauxite. The economic cut-off approach considers revenue (bonus/penalty), fixed/operating/capital costs, royalties, and other third-party payments. Bauxite that satisfies this economic cut-off, is considered for inclusion in the Ore Reserves. Mining factors or assumptions • The Ore Reserves are mined through shallow, open cut techniques developed over several decades of operations. Once the area is tree cleared and the topsoil/overburden removed, the bauxite is hauled to the beneficiation plant for processing. Several mining areas are active at any one time to enable blending and to mitigate against operational risk. • As the Ore Reserves are shallow, geotechnical risks are low. Stockpile heights and wet road conditions are managed in accordance with standard operating procedures. • Dilution and mining recovery parameters are applied during the Ore Reserves estimation process, based on reconciliation of past performance, and reviewed annually. • Minimum bauxite mining thickness of 0.9 m is used for Amrun Ore Reserves estimation. • Inferred Mineral Resources are not considered in the estimation of Ore Reserves. Metallurgical factors or assumptions • Amrun bauxite is beneficiated through established techniques to improve product quality and handleability. This is achieved through the removal of the finer fraction, leaving the coarser material as product. • Expected bauxite recovery (averaging approximately 69%) and quality from the beneficiation process is assessed through laboratory scale test work of samples generated from the resource drilling process. • Extractable alumina is calculated through application of a mineralogy model. Environmental factors or assumptions • All relevant environmental approvals have been obtained to continue operations. • An Environmental Impact Statement (EIS) has been completed for Amrun with the relevant governmental approvals having been obtained. • Operation of tailings dam at Amrun is covered by relevant government permits. Infrastructure • Amrun is part of the greater Weipa Operation, which has all appropriate infrastructure for the existing operations already developed. This includes water, power, sewage, stores, maintenance workshops, administration buildings and the Weipa township. Any infrastructure expansion required in the future is allowed for in the financial modelling that supports the Ore Reserves. Costs • Operating and sustaining capital costs are sourced from the Weipa Operations financial model. • Future capital costs are based on project study estimates or 5-year plan sustaining capital amounts. • Operating costs are built up from first principles while capital costs are included based on current estimates. Appropriate escalation is built in where capital costs are to be incurred in the future. • Traditional owner and carbon tax assumptions are factored into the financial modelling.

Appendix 4 Notice to ASX 89 / 105 89 Revenue factors • Commodity prices are based on internal Rio Tinto modelling of the future supply and demand balance for bauxite, alumina, and aluminium. This includes the bonus and penalty adjustments for quality. • Queensland royalties are included in the financial modelling at 10.0% of the bauxite price. • Exchange rates are based on internal Rio Tinto modelling of expected future country exchange rates. Market Assessment • Industry analysis is undertaken to assess the existing and future supply and demand balances in bauxite, alumina, and aluminium. This includes assessing likely incentive pricing required to bring on new capacity. • Internal Rio Tinto forecasting revises production guidance on an annual basis. Economic • The discount rate to be used in the NPV model is supplied from Rio Tinto corporate and is set based on risk adjusted cost of capital. • Sensitivity analysis is carried out to assess key project drivers and the sensitivity of the project economics to movements in these drivers, with the project NPV positive under a range of sensitivities. Social • Weipa has in place the Weipa Community Co-existence Agreement (WCCCA) with local traditional owners. It also has a Community Relations department that seeks to build relationships with the local communities in and around Weipa. Other • Tenure to extract the Amrun deposit is granted through a single state agreement and is held through one mining lease: ML 7024. • The Queensland Government Comalco (ML 7024) lease expires in 2041 with an option of a 21 year extension, then two years’ notice of termination. • An EIS process was completed for the Amrun brown field mining expansion. Both the Queensland and Commonwealth governments have approved the EIS subject to several conditions. Classification • Given the level of confidence in the reserve modifying factors, Measured Resources are converted to Proved Ore Reserves, and Indicated Resources are converted to Probable Ore Reserves. • Inferred Mineral Resources are not considered in the estimation of Ore Reserves. • The Competent Person is satisfied that the current classification is reasonable for the Amrun Ore Reserves and reflects the outcome of technical and economic studies. Audits or reviews • Multiple Mineral Resources and Ore Reserves internal audits have been completed (2024, 2019 and 2015) on the Weipa and Amrun deposits. These audits concluded that there were medium and low rated potential risks to the Mineral Resources and Ore Reserves. All findings from 2019 and 2015 audits have been actioned. There were no material findings from the 2024 Amrun Mineral Resources and Ore Reserves audit. Discussion of relative accuracy/ confidence • Ore Reserves estimates are compared with production data on an annual basis at Amrun. This reconciliation shows that for all key parameters, production was within ±10% of the estimates for calendar year 2025.

Appendix 4 Notice to ASX 90 / 105 90 Rio Tinto Borates – Boron JORC Table 1 The following table provides a summary of important assessment and reporting criteria used for the reporting of Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. Section 1: Sampling Techniques and Data Criteria Commentary Sampling techniques In situ Mineral Resource: • Samples used in the in situ Mineral Resource estimate were obtained using diamond core drilling. • All samples used for sodium and calcium borate grade assaying and density determination of the in situ orebody are taken from 2.4 inch diameter HQ core, drilled vertically. • Sample representability of the in situ orebody is ensured by drilling on a grid that is generally evenly spaced at an average of 200 ft (70 m), with variability in spacing along faults, in historic underground workings areas, along the orebody fringes, and in outlying fault blocks. Drill hole spacing of 200 ft is validated by geostatistical work which shows grade continuity on the order of 300 ft. • Core is split using a hydraulic core splitter at the core shed. • Sample intervals are determined by lithology and are kept to a maximum of 5 ft in length. Stockpiles: • A combination of reverse circulation (RC) and sonic core methods have been used for sampling of calcium borate ulexite stockpiles. • RC drill chips and sonic core cuttings collected from drill holes in the ulexite stockpiles have been logged and sampled on 5 ft intervals to determine assay grades and deleterious element concentrations. • Drill hole spacing has been variable in the various ulexite stockpiles, and the data is at a level to support the resource classification of Inferred Resources Drilling techniques • 3,291 drill holes (1,471,674 ft) have been drilled for exploration, resource, geotechnical, hydrological, sterilization, etc. drilling programs at Boron. A total of 1,718 diamond drill holes (665,764 ft) support the current resource model. The drill holes are up to 2,500 ft in depth with an average of 458 ft. Diamond core is predominantly HQ, drilled vertically. • Core sample collection is performed using standard double tube samplers. • Downhole surveys are performed using a Reflex EZ Gyro tool (or similar) and a survey of the borehole is taken every 50 ft downhole. Downhole surveys of the drill holes routinely confirm average drift/deviations of less than 10 ft at 600 ft depth. • RC and sonic core methods have been used for sampling and assaying of calcium borate ulexite stockpiles. 6 inch diameter RC drill holes have been drilled through the entire thickness of the stockpiles. 4 inch diameter sonic core drill holes have been drilled through the entire thickness of the stockpiles also. • All drilling has been carried out under Rio Tinto supervision by experienced drilling contractors. Drill sample recovery • Diamond core recovery is recorded by the geologist while logging the drill hole. Recovery is measured and recorded continuously from the start of core drilling to the end of the hole for each drill hole. The end of each run is marked by a core block which provided the depth, core length drilled, and core recovered from block to block. • Diamond core recovery in borate mineralisation is typically very good (>95%+) as the mineralisation is generally in the strongest rock types encountered. No relationship between recovery and grade has been observed. Sample bias due to preferential loss/gain of fine/course material in borate mineralisation is considered very unlikely. • Occasional lower core recovery is experienced typically due to structural faulting or fracturing, or when drilling through high sand content waste rock types. Holes with less than 95% recovery in borate mineralisation are re-drilled. • RC drilling recovery in the unconsolidated ulexite stockpiles was highly variable due to challenging drilling conditions in the stockpiles with occasional recoveries below 95%. Sonic

Appendix 4 Notice to ASX 91 / 105 91 drilling proven to be more effective for drilling the ulexite stockpiles with very good recovery of samples and replaced RC drilling methods in the ulexite stockpiles in 2012. Logging • Diamond core samples, once collected from the drill rig, are transported to the core shed, where they are stacked prior to logging. Drill hole logging within borates and core splitting techniques have remained relatively unchanged for over 30 years, and similar-type logs are available for drilling since that time. Some early logs use slightly different forms; however, rock codes remain consistent. • All core logging is done in the core shed and is logged by geologists for geotechnical features, lithology, stratigraphy, visible mineralisation, and other characteristics (grainsize, texture, colour, etc.). All core is photographed. • RC drill chips are logged and a portion of the cuttings are stored in drill chip trays. Sonic drill core is logged and 100% of the cuttings are used for assaying. • Logging of borates is performed using site-developed logging forms in which have pre-defined rock type codes. Historically, logging has been peer reviewed and validated prior to inclusion of new data into the Maptek Vulcan ISIS drill hole database. • More recently an acQuire drill hole database system was implemented, and all logging is now performed utilising the acQuire drill log forms which are saved directly to the database. Sub-sampling techniques and sample preparation • Diamond core is marked to define sample boundaries and then photographed. • Borate bearing core is split vertically using a hydraulic splitter; half is set aside for preparation and half is replaced in the core box for permanent storage. Core with no visible borates is generally not split or assayed. • The half portion of the core chosen for assaying is prepared for the laboratory by crushing (terminator jaw crusher). The entire crushed sample is then riffle split to produce a weighed sample of 500 g. The sample bag is then sealed and boxed. • Sample intervals are determined by lithology, with a maximum length of 5 ft. • Prepared core samples are placed in a box with a submittal list and assay requirements. Each box contains one sample batch of 20 to 25 samples and is generally limited to a single rock type and assay scheme. Each batch must contain one borate standard sample, one blank sample, and one coarse duplicate. • The boxes of samples are shipped to a 3rd party offsite laboratory for borate assay and deleterious element analysis. • Once the samples are received at the laboratory, the laboratory creates and assays a pulp duplicate for each batch after pulverisation. • Samples as received at the laboratory are weighed, pulverised, and then riffle split to obtain a minimum of 100 g for assaying. • RC drill chips and sonic core cuttings collected from drill holes in the ulexite stockpiles have been logged and sampled on 5 ft intervals. • The RC drill chips and sonic core cuttings are composited on 5 ft intervals and samples are prepared using the same techniques as diamond core samples. • The sample size and preparation techniques are appropriate for the style of mineralisation and have been used for all drilling at Boron for approximately the past 25 years. Quality of assay data and laboratory tests • A QA/QC program involving borate standards, field duplicates, and blanks is completed. All results are assessed via crossplots and statistics for precision, accuracy and bias. • Each batch (20 to 25 samples) must contain one borate standard sample, one blank sample, and one coarse duplicate. The laboratory creates and assays a pulp duplicate for each batch after pulverisation. • Titration assaying is performed on all mineralised core as follows: • Tincal sodium borate minerals are assayed using: 2 minute water boil which gives the concentration of borates in B2O3 that dissolve in 2 minutes in boiling water; and total acid soluble B2O3. Arsenic concentration is assayed by ICP analysis. • Kernite sodium borate minerals are assayed using: 1 hour water boil which gives the concentration of borates in B2O3 that dissolve in 1 hour in boiling water; and total acid soluble B2O3. Arsenic concentration is assayed by ICP analysis. • Ulexite calcium borate minerals are assayed using: 1 hour water boil with total acid soluble B2O3; Arsenic concentration is assayed by ICP analysis.

Appendix 4 Notice to ASX 92 / 105 92 • A 36-element analysis is also performed by ICP–OES using a regia digestion on all samples. • Samples used for the resource estimate have been assayed at the SGS-Lakefield laboratory in Ontario, Canada, an ISO-certified laboratory, for the past 20 years. Multiple labs have been utilised for the various generations of drilling campaigns at Boron. The same sample preparation and analysis methods have been used for borate samples since the 1960’s. • Assay results are checked after receipt by plotting results using MAPD routines and/or scatter plots. In addition to duplicates, the laboratory checks its own performance internally. • Analysis of the performance of certified standards, field duplicates, blanks, and third-party check assaying has indicated an acceptable level of accuracy and precision with no significant bias or contamination. Verification of sampling and assaying • High and low grade intersections (rock zones) are visibly identified and verified by Boron geologists. • All borate sampling and analysis are overseen and verified by other suitably qualified Rio Tinto personnel. • All data transfer is covered by an agreed protocol and procedure (core drilling data transfer file management procedure, assay data verification and data storage into a database). • There are no post adjustments to assays. • The data are stored in a secured database with restricted access. Location of data points • Drill hole collar locations are surveyed post drilling utilising a handheld Trimble TSC7 GPS which is a satellite based high precision GPS unit with an accuracy of ± 10 mm. • All surveyed coordinates are within the NAD 83 projection. A local Boron survey grid system is used which is referenced to the NAD 83 projection. • Downhole surveys including deviation are carried out by the contractor drilling company on 50 ft measurement intervals. Downhole surveys on several of the deeper core holes have confirmed that drilling is essentially vertical, with average deviation of less than 10 ft at 600 ft drill depth. • Topographic surveys used in the resource estimate are routinely updated on a weekly and monthly basis. High precision satellite-based GPS survey equipment is utilised for topographic updates. Terrestrial based LiDAR scans and aerial LiDAR scans using drones have been instated for use at Boron within the past 5 years and are the current method for updating topographic surveys. Data spacing and distribution • Typical core drill hole spacing is on a 200 ft x 200 ft grid throughout much of the orebody, with variability in spacing along faults, in stope areas, along the orebody fringe, and in outlying fault blocks. • Core drill hole spacing of 200 ft is validated by geostatistical work, which shows grade continuity on the order of 300 ft. Drill spacing is sufficient to establish geological and grade continuity, and to support the current Mineral Resource and Ore Reserve classifications. • Drilling data is composited on 5 ft intervals within each mineralised zone and rock type. Orientation of data in relation to geological structure • The majority of resource drill holes are vertical resulting in the drilling intersecting the shallow dipping sub-horizontal mineralisation (bedding) at nearly right angles. The orientation of drilling is suitable for this shallow dipping stratified deposit. Sample security • All sampling is conducted within the core shed by geologists based on sample lists prepared and supervised by the resource geologist. • All samples are prepared in the core shed and placed in sealed plastic bags, then boxed for shipment to the assay laboratory. • Chain of custody is followed for all boxes of samples shipped to the laboratory ensuring that only authorised personnel from Boron and assaying laboratory have access to the samples at all stages of the sampling process. • Remaining sample pulp material and pulp duplicates are returned after assaying and are stored in the core shed at Boron. Audits or reviews • Boron has had multiple audits and reviews of Mineral Resource and Ore Reserve reporting since 2001, they include:

Appendix 4 Notice to ASX 93 / 105 93 o Review of US Borax Mineral Resource and Reserve Estimates, N Weatherstone, RTTS Report #BR3012, 4/01. o Resource and Reserve Health Check, S. Eldridge, M. Randall, Rio Tinto Technical Services, 4/04. o Borax Resource Model Review, Memo, G. Ballantyne, Rio Tinto Technical Services, 1/05. o Reserve and Resource audit, AMEC, 5/08. Overall audit rating: Satisfactory. o Reserve and Resource compliance audit for corporate assurance, AMEC, 9/11. Overall audit rating: Satisfactory. o Rio Tinto Group Internal Audit Resources and Reserves, Xstract Mining, 7/17. Overall audit rating: Marginal. 16 findings were reported. o Rio Tinto Group Internal Audit Resource and Reserves Follow Up Audit, SRK Consulting, 10/18. Follow Up Audit concluded that 12 of the 16 findings were successfully closed. o Rio Tinto Group Internal Audit Resource and Reserves Follow Up Audit, SRK Consulting, 11/19. Of the 4 open findings, 2 were successfully closed. Remaining 2 findings were successfully closed and reported through the Archer reporting system in 2020. o Rio Tinto Internal Audit - Boron Project in California USA Mineral Resource and Ore Reserve Audit, June 2025. Overall Audit Rating: Satisfactory. • These reviews and audits concluded that the fundamental data collection techniques are appropriate. Section 2: Reporting of Exploration Results Criteria Commentary Mineral tenement and land tenure status • The Boron site is located in the Mojave Desert near the town of Boron, CA in the United States as shown in Figure 4. • Boron is 100% owned by Rio Tinto Borates (RTB), a fully owned subsidiary of Rio Tinto. • Boron comprises approximately 24,000 acres, all held in fee-simple ownership, of which approximately 13,493 acres contains lands disturbed by mining and processing as shown in Figure 20. • Boron has completed the life of mine permitting process with the Kern County Board of Supervisors and the company’s right to mine its Mineral Resources and Ore Reserves is established for the foreseeable future. • The Boron Mine Conditional Use Permit to operate was updated and renewed in Q4 2023. • Permit renewals are managed by the Boron Environmental department located at the mine site.

Appendix 4 Notice to ASX 94 / 105 94 Figure 20 2024 aerial photograph of the mine site - Boron Exploration done by other parties • Not applicable. All exploration for the deposit at Boron has been completed by geologists working for Rio Tinto and US Borax Inc. Geology • The Kramer deposit is a roughly lenticular sedimentary sequence of borax (Na2B4O7.10H2O) and kernite (Na2B4O7.4H2O) containing interbedded claystone. This central crystalline facies is successively enveloped by facies consisting of ulexite (NaCaB5O9.8H2O) and colemanite (Ca2B6O11.5H2O) - bearing claystone, and barren claystone. Studies indicate the Kramer borates were deposited in a small structural, non-marine basin, associated with thermal (volcanic) spring activity during Miocene time. • The Miocene Kramer beds are divided into three distinct members, the Saddleback basalt member, the Shale member, and the Arkose member, in ascending order. The Saddleback basalt comprises up to 600 ft of olivine basalt flows and is the only Kramer member forming surface outcrops – as ridges north, and northeast of the Boron open pit. The basalt is overlain by the Shale member, which consist of up to 400 ft of borate-bearing and barren claystones and shale. The Shale member is overlain by the Arkose member, which comprises up to 800 ft of arkosic sandstones, which are locally silty and interbedded with tuffaceous clays. • The sodium borate facies is divided into seven stratigraphic units as seen in Figure 21: o Four high grade units: Upper ore, Middle ore, Lower ore, and Basal ore. o Three generally low grade units, A-zone, B-zone, and C-zone. • The Basal ore is the thinnest and least extensive of the high grade units; the Lower ore is the thickest and most extensive high grade unit. Only in the thick central portion of the sodium borate facies, are all the units present. Stratigraphic control is maintained by use of a few volcanic tuff and claystone marker beds within the sodium borate facies.

Appendix 4 Notice to ASX 95 / 105 95 Figure 21 2024 Stratigraphic column of the Kramer deposit - Boron Drill hole Information • 3,291 drill holes (1,471,674 ft) have been drilled for exploration, resource, geotechnical, hydrological, sterilization, etc. drilling programs at Boron. A total of 1,718 diamond core drill holes (665,764 ft) support the current resource model. The drill holes are up to 3,500 ft in length with an average of 458 ft. The drill holes are up to 2,500 ft in depth with an average of 458 ft. Diamond core is predominantly HQ, drilled vertically. • Core sample collection is performed using standard double tube samplers. • Downhole surveys are performed using a Reflex EZ Gyro tool (or similar) and a survey of the borehole is taken every 50 ft downhole. Downhole surveys of the drill holes routinely confirm average drift/deviations of less than 10 ft at 600 ft depth. • A combination of reverse circulation and sonic core methods have been used for assaying of calcium borate ulexite stockpiles. • 191 drill holes have been drilled in the ulexite stockpiles for grade validation and resource estimation. • Drill spacing is sufficient to establish geological and grade continuity, and to support the current Mineral Resource estimate and Ore Reserve classifications. Data aggregation methods • Not applicable as no Exploration Results are being reported. Relationship between mineralisation widths and • Based on drilling techniques and sub horizontal (shallow dipping) stratigraphy, the mineralisation intercepts approximate the true borate thickness. • Subsequent open pit mining of benches through the mineralised zones has confirmed that the drilling and modelling is accurate for estimating mineralisation widths.

Appendix 4 Notice to ASX 96 / 105 96 intercept lengths Diagrams • Figure 4 in the body of this release shows the property location. • Figure 20 shows an aerial photo of the property. • Figure 22 to Figure 25 show drill hole collar locations, plan and section view of the orebody and plan view of the calcium borate stockpile locations. Figure 22 Drill collar locations, sodium borate mineralisation and calcium borate mineralisation - Boron Figure 23 Map of the remaining modelled Kramer deposit borate orebody - Boron

Appendix 4

Notice to ASX 97 / 105


A
A'
Arkose
Lakebed Shale/Clay
Tincal
Calcium Borates
Basalt
Kernite
Lower Tropico
Lower Tropico Clay
Quartz Monzonite

Figure 24 Cross section showing the geological resource model and rocktype domains - Boron


RTB Boron Kramer Deposit
Ultimate Pit Boundary
Kernite Orebody
Tincal Orebody
Calcium Orebody
Calcium Stockpiles
N
15000 Y
10000 Y
5000 Y
0 Y
10000 X
15000 X
20000 X
25000 X
30000 X

Figure 25 Map of the Kramer deposit showing calcium borate stockpile locations - Boron

Balanced reporting	• Not applicable as no Exploration Results are being reported.
Other substantive exploration data	• Data used in the resource estimate has been collected from surface exploration drilling.
Further work	• Infill surface diamond drilling is ongoing; diamond core drilling and RC drilling for geotechnical and hydrologic modelling are ongoing.

Section 3: Estimation and Reporting of Mineral Resources

Criteria	Commentary
Database integrity	• All drill hole data are securely stored in a Maptek Vulcan Isis database which is stored on the Boron server in a permission protected folder and is backed up regularly. An acQuire drill hole database has also been implemented at Boron. • Hard copy drill logs and assay data are stored in fireproof filing cabinets on site. In addition, electronic copies of original documents and/or data submittals are held on the Boron Geology file server. • Data are validated by the resource geologist prior to loading into the Boron drill hole database, in accordance with the Boron drilling database build and validation procedure.

97

Appendix 4 Notice to ASX 98 / 105 98 • Drill hole databases are checked for duplicate data, missing or overlapping intervals, rocktype domain names, assay values, and null or negative values. • The Boron drilling databases (Maptek ISIS drill hole database and acQuire drill hole database) are located on virtual servers hosted at Boron. They are backed up daily in accordance with Rio Tinto’s standard back up procedure. Site visits • The Boron Mineral Resources and Ore Reserves Competent Person works on site at Boron. Geological interpretation • Data supporting the geologic interpretation includes diamond core drill cores and logs, RC chip logging, borehole geophysical logs, and assay analysis. • The deposit is well characterised with all major controlling structures defined as seen in Figure 23. Infill drilling and mining exposure and mapping has supported and refined the model. The current interpretation is thus considered robust and supported by well-behaved reconciliation. • Lithological and stratigraphic criteria were used to define the geodomains for geological modelling as seen in Figure 14. Each sodium borate ore zone is modelled as a discrete unit, and the ulexite rocktype includes all calcium borates directly above and below the sodium borates. • The geology has been modelled in 3D using Maptek Vulcan software based on drill hole logging information and bench face mapping data. The modelled units are used for domaining to control grade estimation in the mineralised domains. Dimensions • The sodium borates are roughly elliptical shaped in plan, 2 miles in length (east-west), 1 mile in width, and range to a greatest thickness of approximately 200 ft in the south-central portion of the deposit. • Calcium borate mineralisation is far more extensive, with thin beds occurring above and below the sodium borate mineralisation and extending past the extent of sodium borate mineralisation more than 1 mile to the west of the pit, and some related stratigraphy as far as several miles away. • Borate mineralisation occurs from about 50 ft to 1,200 ft below surface. Estimation and modelling techniques • The model was built using Maptek Vulcan software by developing east-west cross sections at intervals through the deposit, using all drill holes and mapping data available. Digitsing of rocktype domain surfaces are snapped to the logged drill hole intercepts. • Each sodium borate ore zone is modelled as a discrete unit (domain), and the ulexite rocktype includes all calcium borates directly above and below the sodium borates. • Block sizes were determined based on the structural and stratigraphic (fault and ore seam thickness) parameters of the orebody, as well as mining methods. The model contains just over 21 million blocks, with a parent size of 200 ft x 200 ft x 50 ft and a minimum subcell size of 5 ft x 5 ft x 5 ft to better define the underground workings and stratigraphic and structural contacts. Within the mineralised borate domains, a parent cell size of 25 ft x 25 ft x 5 ft was used to allow suitable ore seam and structural resolution. • 5 ft dilution solids were created within and around the historic underground workings to that ore which could be contaminated with backfill and stope debris can be flagged. • The model also contains digitised solids of the historic underground workings at Boron to enhance mine planning and scheduling. • Drilling data is composited on 5 ft intervals within each ore zone and rock type, and grade estimation is limited to samples within the same zone and ore type. • Total B2O3, water soluble B2O3 and arsenic grade values are estimated using ordinary kriging and checked using inverse distance (and nearest neighbour starting with the 2011 model). The kriging parameters were originally developed with the help of Rio Tinto Technical Services (RTTS) Melbourne during the development of the 1999 block model. The current model uses similar estimation parameters, though statistics were reviewed prior to the new estimations. • There is no significant difference between results of ordinary kriging, inverse distance, and nearest neighbour. In 2008 AMEC performed comparisons between the three methods and found no significant differences. These comparisons are now performed each time the model is updated. • A maximum grade cap was applied to the borate estimates of the block model whereby all composites with values greater than the cap are removed prior to estimation. Tincal has a

Appendix 4 Notice to ASX 99 / 105 99 maximum of 36.5% B2O3, kernite has a maximum of 50.96% B2O3, and ulexite has a maximum of 42.95% B2O3. • Other significant parameters used in the estimation process include: o Parent cell estimation into 25 ft x 25 ft x 5 ft blocks using hard boundaries for each rockzone domain. o Variograms are modelled for each of the nine rockzones. o A minimum of 2 samples are used for all estimations with a maximum of 2 composites per drill hole. o Composites are selected using anisotropic distances based on the variogram models. o A multiple search pass strategy is used with increasing maximum composite data used (8 for pass 1, 20 for pass 2 and 40 for pass 3). o Search radii for pass 1 is 200 ft; search radii for pass 2 is 900 ft; search radii for pass 3 is 1800 ft. • The borate model estimate is validated by comparing it to previous models by use of Cumulative Distribution Function (CDF) plots, swath plots, and grade tonnage curves. Cross validation of the variogram models is also performed using the “leave one drill hole out” method. One drill hole value is left out each time and estimated using the surrounding data. The estimated value is then compared to the true value. • The results show the new variogram model and search strategy has a better performance in more domains compared to previous models. The performance of the old and new variogram models are compared through cross-validation. Blast hole information was also used for cross- validation. This data also shows that the new variogram model is better than the old one at estimating data in the short range. The R2, Root mean square deviation, and correlation is significantly better for the new model in most domains. Moisture • All ore tonnages are estimated on a “near dry” (2 to 3% free moisture) basis by allowing samples to air-dry sufficiently. This is based upon imprecise relationships between air-dried and equilibrium moisture, with in situ moisture tempered by borate ore zone and grade, variable groundwater intrusion into the orebody, water addition for dust control during mining, and plant feed moisture. • Work is underway to investigate ways to better account for moisture in the modelled densities. Cut-off parameters • There is no cut-off grade applied to borates Mineral Resources, with all material inside the mineralised domains reported. • The mineralisation boundary is very clearly defined and visible both in drilling and mining. The ore is clear to white, and the waste is typically green, tan, or black. There is clear stratigraphic and occasionally structural contact between ore and waste materials. • Boron Mineral Resources have not historically been sensitive to pricing assumptions. Some work has been done to determine a cut-off grade, and the results have shown that any reasonable potential cut-off grade is significantly lower than the mineable ore in the deposit. • Boron uses a standard approach to identify the Mineral Resources with reasonable prospects for eventual economic extraction. • Modifying factors applied to the sodium borate resource tonnes include mining recoveries, refinery saleable recoveries, and shipping losses. Modifying factors applied to the calcium borate resource tonnes (in situ orebody and in stockpiles) to test the potential economic viability of these materials include mining recoveries, modelled plant recoveries, and shipping losses. Mining factors or assumptions • Boron is an active open pit mine using conventional truck and shovel, at appropriate bench heights. Current ore mining practices include grade control utilising blast hole data. • The assumption is that current practices will continue as described in Section 4 of this table. • The sodium borate mining recovery for open pit mining in Boron is 99% for the life of the mine, which was derived from bench reconciliation over a 3 year period. • A recent order of magnitude study for beneficiation and processing of calcium borates (ulexite) through the BAP was completed which assume a combination of long term ulexite stockpiles as well as the portion of the in situ ulexite that is within the current reserve pit will be used as ore feed to the BAP once a beneficiation plant and modifications to the front end of the BAP are completed.

Appendix 4 Notice to ASX 100 / 105 100 • Calcium borate open pit mining recovery of 60% is applied to the Mineral Resource since the current mine designs and phases are primarily designed for sodium borate optimisation and recovery. Metallurgical factors or assumptions • Boron has been in operation for over 90 years, as such, the process technology for the sodium borates is well tested and proven. • The assumption is that current practices will continue as described in Section 4 of this table. • Calcium borates (ulexite) historically have been mined and stockpiled with future plans to be processed by the BAP as well as other potential end uses. The general process for extraction is understood (beneficiation to acceptable head grade and dissolving in sulphuric acid). An order of magnitude study for processing of ulexite was completed in 2025 and includes a reasonably detailed process pathway. • The order of magnitude ulexite processing study showed that the beneficiation plant would upgrade relatively low grade ulexite ore from approximately 13% B2O3 to a feed grade of 20% B2O3, which would be fed to the BAP for refining at an overall plant recovery of approximately 50%. Environmental factors or assumptions • Appropriate environmental permitting and licences are in place for mining operations at Boron as described in Section 4 of this table. Bulk density • As the mineralisation has two primary components, borate mineralisation density and grade are determined by the relative amounts of each of the two materials present. Pure tincal with no clay has a specific gravity of 1.8 t/m3, and kernite is 1.9 t/m3. Pure clay from the Boron deposit has a specific gravity of 2.2 t/m3. A grade-density relationship algorithm was created for use in applying bulk density to the deposit. • Dry bulk density measurements of ore and waste rocktypes are determined by the water displacement method using the CoreLok Density Measurement Apparatus and Procedure. • The drill hole core condition is generally good, with high percentage core recoveries. Observed voids in the core are rare, as a result, core density is considered to be a reliable estimator of dry bulk in situ density. • Densities within the borate domains are assigned based on estimated grades. Linear regression equations are used to fit the data. These fits are intended to represent the expected value of density given the borate grade; therefore, ordinary least squares regression of density to borate grade is the approach used. Classification • The Boron Mineral Resource classification criteria was designed to address the following items: 1) the quality of drilling and sampling protocols, 2) accuracy of collar or downhole survey information, 3) accuracy and precision of analytical data, 4) grade, density and thickness continuity and variability, 5) geological complexity and faulting, and 6) drill coverage and sample spacing. • The first three items are considered by the drill hole vintage. The fourth item is addressed by geostatistical simulation of the position, thickness, and ore grades. Density data was also reviewed. The fifth item is addressed by cross validation and simulation. The sixth item is addressed by direct calculation and calibration to uncertainty derived from simulation. • Mineral Resource categories for in situ borates are classified based on effective drill hole spacing along with three modifying factors. o Locations where the effective drill hole spacing is 300 ft or less can be considered Measured. o Locations where the effective drill hole spacing is 600 ft or less can be considered Indicated. o Locations where the effective drill hole spacing is greater than 600 ft can be considered Inferred. o Modifying factors applied to address data quality and additional geological complexity near faults include:  Drill holes with no date information, QA/QC issues, location information, core recovery data issues, or drilled prior to 1993 will have their influence reduced by 25%.  Drill holes within 200 ft of a major fault are further penalised linearly to a maximum penalty of 25% at the fault plane.

Appendix 4

Notice to ASX 101 / 105

	• Based on a simulation study carried out in 2020, Measured Mineral Resources should be within +/-10% of actual production over a nominal monthly production volume at 90% confidence limits and Indicated Mineral Resources should be within +/-20% of actual production over a nominal monthly production volume at 90% confidence limits. • The table below shows the relative amounts of in situ borate resources available broken down by Mineral Resource classification using the current classification criteria. The figures here will not compare exactly to reported resources and reserves, as many additional modifying factors are in play.

Ore Type	Measured	Indicated	Inferred
Tincal	71.0%	26.8%	2.2%
Kernite	99.7%	0.3%	0%
Halo	98.5%	1.5%	0%
Ulexite	64.1%	30.7%	5.2%

	• In the current model, there is additional Inferred Mineral Resources for sodium borates within the Ore Reserves pit shell. These areas were recently drilled and confirmed by logging and are awaiting assay results which will improve the confidence. • Low grade former process pond sodium borate stockpiles were also added to Inferred Mineral Resources. This upgrade in confidence level is due to the successful feeding and processing of this material to the Primary Process plant at Boron for approximately 1.5 years. • The Competent Person is satisfied that the stated Mineral Resource classification criteria accurately reflect the interpreted geological and structural controls, and confidence in the grade estimates.
Audits or reviews	• As noted in Section 1 of this table, Boron has had multiple audits and reviews of Mineral Resource and Ore Reserve reporting since 2001. • These reviews and audits concluded that the Mineral Resource estimation and reporting process is suitable. Findings from the audits have been addressed.
Discussion of relative accuracy/ confidence	• Statistics, variography, and mining history prove that each ore zone is very consistent with respect to B_2O_3 grade, over the entire deposit. • With the average drill spacing approaching half the distance used to classify the Measured Mineral Resources, there is a high level of confidence in the reported global estimates of tonnes and grades for the Boron Mineral Resources. • Due to uncertainties in the structural model, there may be structural disturbance at the local scale of mining that have not been identified in the resource model. Further planned infill drilling will be used to assist in resolving these issues and to improve confidence in the resource model. • Mined tonnes and grades reconcile well with the resource estimate (typically within 5 %), with these results reported to Rio Tinto on a quarterly and annual basis. • Accuracy and confidence of the Mineral Resource estimate is considered appropriate by the Competent Person.

Section 4: Estimation and Reporting of Ore Reserves

Criteria	Commentary
Mineral Resource estimate for conversion to Ore Reserves	• Modifying factors for this Ore Reserve estimate were applied to the Mineral Resource estimate as described in Section 3 of this table. • The most recent geologic model and Mineral Resource estimate (February 2022) together with the latest update of life of mine pit designs and mining schedules were used for reporting of Ore Reserves. • Mineral Resources are reported exclusive of Mineral Reserves. • All sodium borate Measured and Indicated Mineral Resources within the ultimate pit are converted to Ore Reserves. No Inferred Mineral Resources are converted to Ore Reserves.

101

Appendix 4 Notice to ASX 102 / 105 102 There are a very small number of Inferred sodium borate blocks in the model, all of which are categorised as waste during the mine scheduling process. • Short term sodium borate stockpiles that are included in the mine plans are also reported as Ore Reserves based on resource confidence and economic viability. • Only the sodium borate portion of the Mineral Resource at Boron are converted to Ore Reserves. The calcium borate resources are not converted to Ore Reserves at the time of this publication since a prefeasibility study for mining and processing of calcium borates has not been completed. Site visits • The Boron Competent Person for Mineral Resources and Ore Reserves reporting works on site at the operation. Study Status • Boron is an existing operation of over 90 years with the open pit mine in operation since 1956, and current processing facilities in operation since the late 1970’s. • The reported Boron Ore Reserve is based on the reserve life of mine plan and phase designs and has been determined to be a mine plan that is technically achievable and economically viable, and that material modifying factors have been considered. Cut-off parameters • There is no cut-off grade applied to borates Ore Reserves. All in situ sodium borate resources inside the Boron ultimate Ore Reserve pit are considered part of the Ore Reserves and are scheduled for mining and processing due to positive economics. • The ore-waste boundary is very clearly defined and visible both in drilling and mining. The ore is clear to white, and the waste is typically green, tan, or black. There is clear stratigraphic and occasionally structural contact between ore and waste materials. • Boron Mineral Resources and Ore Reserves have not historically been sensitive to pricing assumptions. Some work has been done to determine a cut-off grade, and the results have shown that any reasonable potential cut-off grade is significantly lower than the mineable ore in the deposit. • Rio Tinto applies a common process to the generation of commodity prices across the group. This involves generation of long term price curves on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends. In this process, a price curve rather than a single price point is used to develop estimates of mine returns over the life of the project. The detail of this process and of the price point curves is commercially sensitive and is not disclosed. • For annual Ore Reserves reporting purposes, detailed mine designs and schedules are constructed to analyse the economics and generate cash flows and NPV. A discounted cash flow analysis is conducted to re-assess under the latest economic assumptions that Ore Reserves remain net cash flow positive. Mining factors or assumptions • The current mining method is conventional truck and shovel, open pit mining at appropriate bench heights. Current mining practices include grade control utilising blast hole data. • Short range mine plans are generated to guide the mine operations department with a focus on meeting the annual and long term mine plans and mine designs. • The ore mining equipment (wheel loaders occasionally assisted by dozers or backhoes for additional separation) is smaller than the waste shovel fleet to facilitate better selectivity during mining. The SMU is at smallest a 5 ft cube, representing sand backfill in old underground workings, which is incorporated into the block model. Mining practice in the stope areas involves using the backhoe or dozer to remove backfill from the stopes ahead of ore mining, minimising dilution and ore loss. • The sodium borate mining recovery for open pit mining in Boron is 99% for the life of the mine, which was derived from bench reconciliation over a 3 year period. • Dilution is considered in modelling but not factored into Ore Reserves calculations because B2O3 tons are not affected by diluting materials. However, dilution is included in mining schedules. The effect of dilution is to increase the crude tons of material into the process plants, thereby reducing the ore grade and slightly elevating costs. • 5 ft dilution solids were created within and around the historic underground workings so that ore which could be contaminated from the underground backfill can be flagged.

Appendix 4 Notice to ASX 103 / 105 103 • Dilutants primarily include hanging and footwall ulexite, and to a lesser extent different wastes directly in contact with ore at fault contacts. This is referred to as “contact dilution”. Secondarily, the sand used historically to backfill underground stopes is called “stope dilution”. • Pit optimization is an ongoing process. Whittle software is used for pit optimization and economic sensitivity analysis. • Consideration of geotechnical design criteria, structural and geometric constraints, and access constraints are all considered in life of mine designs. • Geotechnical factors included in Ore Reserves life of the mine designs include slopes that are designed with a combination of limit equilibrium and finite different modelling, rock mass strengths are a function of intact rock strength combined with fracture shear strength and RQD, dual requirement for Factor of Safety and Probability of Failure, Factor of Safety greater than or equal to 1.2, probability of failure less than or equal to 20%, overall wall failures are controlled through a combination of low slope angles and regular step outs, production blasts are designed to minimise impacts on interim and final walls. • Geotechnical review of life of the mine phase designs is an ongoing and iterative process. With this being the case, some of the life of the mine phase designs are currently under review. This is taken into consideration when classifying the ore in each phase design as Proved or Probable. Measured Mineral Resources that are contained in phase designs that are currently under review are downgraded in confidence and classified as Probable Ore Reserves to effectively communicate the geotechnical risk to the Ore Reserves. These blocks will be upgraded to Proved Ore Reserves once the geotechnical review of the phase design is complete. Metallurgical factors or assumptions • Boron ore is principally composed of three main components: borate, clay, and water, with minor amounts of deleterious materials present locally. Deleterious materials are blended in the feed to maintain manageable concentrations. Deleterious elements of concern include: moisture, sand, wood, arsenic, soluble sulphate, soluble iron, amorphous silica, volcanic tuff material, and size fraction of insoluble (clay) materials. • The principal control at the refinery is ore grade control. As long as the ore feed is maintained at an average B2O3 grade of 24%+/-2.2% for Primary Process (Modified Direct Dissolving of Kernite - MDDK) and 32%+/-3.2% for the BAP, there are few other attributes that have significant regular impact on refinery processes. • The Primary Process plant uses the MDDK process to dissolve the ore. MDDK involves the fine grinding of a blend of tincal and kernite ores followed by dissolution in water in a series of agitated tanks. A mechanical evaporator is added to the sodium borate process to allow direct usage of MDDK-derived liquors for both sodium borate pentahydrate (Neobor) production and sodium borate decahydrate (borax) production. Gangue is separated and removed using thickeners with flocculants added as well as centrifuging circuits for removal fine clay particles. • The BAP uses sulphuric acid to dissolve kernite due to the relatively slow water solubility of kernite ore. After dissolution, the gangue is separated using rake classifiers, and the liquor is sent to thickeners for settling of fine clays. • Refinery recovery traditionally used for Ore Reserves estimation is the average of the saleable recoveries experienced for the previous 5 years. The saleable recovery used for the Boron 2025 Ore Reserves estimate for the Primary Process plant is 79.8%, and 75.9% for the BAP. • Boron has been in operation for over 90 years, as such, the process technology for the Ore Reserves estimate is well tested and proven. Environmental factors or assumptions • Appropriate environmental permitting and licences are in place for mining operations at Boron. • The Boron Operations Conditional Use Permit was most recently updated in 2023 and approved by the County of Kern. This is the main permit to operate for Boron Operations. • Boron environmental aspects are managed under and are compliant with ISO 14001 principles and Boron has been ISO certified for several years. • Boron has an extensive environmental and heritage approval and compliance process. No issues are expected that would impact the Ore Reserves estimate. • The Boron mine (including the refining operation) is a zero-discharge facility, meaning all water and wastes are kept on site. The only exception is any waste deemed hazardous, which is disposed according to state and federal laws and guidelines. Other environmental

Appendix 4 Notice to ASX 104 / 105 104 considerations include the potential for acid rock drainage (ARD) and the potential for asbestiform minerals (PAM’s). • The Boron Ore Reserves life of mine plan and associated economics considers all current closure costs. Infrastructure • Boron is an operating site with existing infrastructure in place to support the operation. The current life of mine plan takes into consideration sustaining capital to maintain the existing infrastructure as well as capital for plant upgrades. Where required, replacement infrastructure is captured in capital assessments. Costs • Operating costs are derived from the 5 year plan process with a differentiation between fixed and variable and are aligned with Rio Tinto Procurement estimates on consumables for the Boron mine. • Fixed costs are held flat through the life of mine, while the variable component fluctuates with changes in production over the life of mine. Mine operating costs are pulled from the life of mine schedule which differentiates variable and fixed over the life of mine. • Exchange rates are also based on internal Rio Tinto modelling of expected future country exchange rates. Tax estimates are based on guidance from Rio Tinto Tax and includes the inclusion of depletion and US based depreciation schedules. • The capital profile is derived from the Q3 2025 life of mine plan process and is based on first principles engineering estimates. This includes mining capital (i.e. HME replacements and expansions to support production targets) and processing capital estimates which outside of the 5 year plan are based on a 5 year average run rate per B2O3 Mt produced and fluctuates with changes in production over life of mine. Although minimal debottlenecking projects outside of the 5 year plan were derived from pilot plant engineering expertise. Revenue factors • Rio Tinto applies a common process to the generation of commodity prices across the group. This involves generation of long term price forecasts based on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends. In this process, a price curve rather than a single price point is used to develop estimates of mine returns over the life of the project. The detail of this process and of the price point curves is commercially sensitive and is not disclosed. Market Assessment • The long term volume growth assumption outside of the 5 year plan is developed with internal guidance from Rio Tinto Marketing as well as the global demand forecast from Rio Tinto economics, which considers global demand and competitor behaviour. Volume growth is limited by production capacity limitations as agreed upon in the development of the life of mine plan during the 2025 planning process. • Internal Rio Tinto forecasting revises production guidance on an annual basis. Economic • Economic inputs such as foreign exchange rates, carbon pricing, and inflation rates are generated internally by Rio Tinto and are applied to the life of mine valuation assumptions. • Operating costs are taken from current actuals while capital costs are included based on current estimates. Appropriate escalation is built in where capital costs are to be incurred in future periods of the life of mine schedule. • The discount rate used in the NPV model is supplied from Rio Tinto corporate and is set based on risk adjusted cost of capital. • Sensitivity analysis is carried out to assess key project drivers and the sensitivity of the project economics to movements in these drivers. Pricing and costs are flexed in multiple scenarios to test the sensitivities, and the project is NPV positive under a range of sensitivities. Social • Appropriate environmental permitting and licences are in place for mining operations at Boron. • Boron environmental aspects are managed under and are compliant with ISO 14001 principles and Boron has been ISO certified for several years. • Boron has an extensive environmental and heritage approval and compliance process. No issues are expected that would impact the Ore Reserves estimate or licence to operate. Other • Semi-quantitative risk assessments have been undertaken throughout the life of mine and Ore Reserves phases. No material naturally occurring risks have been identified through these risk management processes.

Appendix 4 Notice to ASX 105 / 105 105 Classification • The Boron Ore Reserves consists of 42% Proved Ore Reserves and 58% Probable Ore Reserves. • 77% of Probable Ore Reserves are derived from Measured Mineral Resources which have been downgraded due to ongoing geotechnical review of the mining phase design. • Measured Mineral Resources that are contained in phase designs that are currently under review are downgraded in confidence and classified as Probable Ore Reserves to effectively communicate the geotechnical risk to the Ore Reserves. These blocks will be upgraded to Proved Ore Reserves once the geotechnical review of the phase design is complete. • Short term surface stockpiles and reclamation pond material are classified as Probable Ore Reserves. • There are no Inferred Mineral Resources included in the stated reserve numbers. • The Competent Person is satisfied that the stated Ore Reserve classification reflects the outcome of technical and economic studies. Audits or reviews • As noted in Section 1 of this table, Boron has had multiple audits and reviews of Mineral Resource and Ore Reserve reporting since 2001. • These reviews and audits concluded that the Ore Reserve estimation and reporting process is suitable. Findings from the audits have been addressed. Discussion of relative accuracy/ confidence • The Ore Reserves estimation techniques are consistent with those applied across other Rio Tinto operations. • Reconciliation of actual production with the Ore Reserves estimate for the existing operation is generally within 5% for B2O3 grades and tonnes. This result is indicative of a satisfactorily robust Ore Reserves estimation process. • Projects are underway to improve reconciliation results which will increase the relative confidence in the Ore Reserves estimation. • Accuracy and confidence of the Ore Reserves is considered appropriate by the Competent Person.